As filed with the Securities and Exchange Commission October 18, 2011
Registration No. 333- _______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VERTEX ENERGY, INC.
(Name of registrant in its charter)

Nevada	4953	94-3439569
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1331 Gemini Street, Suite 250
Houston, Texas 77058
Phone: (866) 660-8156
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Benjamin P. Cowart, Chief Executive Officer
Vertex Energy, Inc.
1331 Gemini Street, Suite 250
Houston, Texas 77058
Phone: (866) 660-8156
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

W. Morgan Burns	David M. Loev
Jonathan R. Zimmerman	John S. Gillies
Faegre & Benson LLP	The Loev Law Firm, PC
2200 Wells Fargo Center	6300 West Loop South
90 South Seventh Street	Suite 280
Minneapolis, MN 55402-3901	Bellaire, Texas 77401
Phone: (612) 766-7000	Phone: (713) 524-4110
Fax: (713) 524-4122

Approximate date of proposed sale to the public:
as soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.  See the definitions of “large accelerated filer,” “accelerated filed,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

Common Stock, $0.001 par value per share	2,300,000	$2.60	$5,980,000	$685.31

(1)	Includes 300,000 shares that the underwriters have an option to purchase to cover over-allotments, if any.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the last reported sale price for the common stock as reported on the Over-The-Counter Bulletin on October 17, 2011.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 18, 2011

PRELIMINARY PROSPECTUS

VERTEX ENERGY, INC.

2,000,000 Shares of Common Stock

We are offering 2,000,000 shares of our common stock, $0.001 par value per share.

Our common stock is currently listed on the Over-The-Counter Bulletin Board under the symbol “VTNR.”

On October 17, 2011, the last reported sale price of our common stock as reported on the Over-The-Counter Bulletin Board was $2.60 per share.

You should carefully consider the risks associated with investing in our common stock.  Before making an investment in our common stock, please read the “Risk Factors” section of this prospectus, which begins on page 7.

Per Share
	of Common Stock	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to us	$	$

The underwriter has a 30-day option to purchase up to 300,000 additional shares from us at the public offering price, less the underwriting discount, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the offered securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriter expects that delivery of shares will be made on or about                    , 2011.

Craig-Hallum Capital Group

Prospectus dated                    , 2011

You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. No offers are being made hereby in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the cover. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise indicated, information contained in this prospectus concerning our industry, including our market opportunity, is based on information from independent industry analysts, third-party sources and management estimates. Management estimates are derived from publicly-available information released by independent industry analysts and third party sources, as well as data from our internal research, and are based on assumptions made by us using data and our knowledge of such industry and market, which we believe to be reasonable. In addition, while we believe the market opportunity information included in this prospectus is generally reliable and is based on reasonable assumptions, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the heading “Risk Factors.”

PROSPECTUS SUMMARY

The following summary highlights basic information about us and this offering. This summary does not contain all of the information you should consider before making a decision to invest in our common stock. You should review this prospectus, including the risks of investing in our common stock discussed in the “Risk Factors” section of this prospectus, and the documents incorporated by reference, including our consolidated financial statements and the notes to those statements, before making an investment decision.

Our Company

Overview

We are an environmental services company that recycles industrial waste streams and off-specification commercial chemical products. Our primary focus is recycling used motor oil and other petroleum by-product streams.  We purchase these streams from an established network of local and regional collectors and generators.  We manage the transport, storage and delivery of the aggregated feedstock and product streams to end users.  We manage the re-refining of approximately 34% of our aggregated petroleum streams in order to sell them as higher-value end products. We sell the remaining 66% of our aggregated petroleum streams as feedstock to other re-refineries and fuel blenders or as replacement fuel for use in industrial burners.  The re-refining of used motor oil we manage takes place at a facility operated by a related party that uses a proprietary Thermal Chemical Extraction Process (“TCEP”) technology. We own a world-wide, royalty-free, perpetual license to the TCEP technology which is exclusive in every market except Baytown, Texas. In addition, we aggregate and manage the re-refining of other petroleum by-product streams including petroleum distillates, transmix and off specification commercial chemical products at a third-party refinery that uses conventional refining processes and technologies.  We sell our re-refined products to end-user customers or re-refinement facilities for further processing.

We currently provide our services in 13 states, primarily in the Gulf Coast and Central Midwest Region of the United States.  During the six month period ending June 30, 2011, we aggregated approximately 27 million gallons of used motor oil and other petroleum by-product feedstocks and managed the re-refining of approximately 9.5 million gallons of used motor oil with our proprietary TCEP process and through our third party processing agreement.

Thermal Chemical Extraction Process

           We have a worldwide perpetual license to the patent pending TCEP process, and the right to utilize the technology in any future production facilities we may build.  TCEP is a process which utilizes thermal and chemical dynamics to extract impurities from used oil which increases the value of the feedstock.  We currently sell the TCEP final product as fuel oil cutterstock. We intend to continue to develop our TCEP process and design with the goal of producing additional re-refined products including lubricating base oil.

Recent Performance

           We have significantly improved our operational and financial performance during the six month period ended June 30, 2011, and compared to the prior year period we:

•	Increased total revenue by 65% to $48.1 million during the six months ended June 30, 2011 from $29.1 million during the six months ended June 30, 2010;

•	Increased income from operations by 456% to $2.7 million during the six months ended June 30, 2011 from $0.5 million during the six months ended June 30, 2010; and

•	Increased diluted earnings per common share by 375% to $0.19 during the six months ended June 30, 2011 from $0.04 during the six months ended June 30, 2010.

Our Industry and Market Opportunity

The petroleum by-products industry is driven by the financial and environmental benefits of recycling as well as by the amount of petroleum by-product generated each year. We believe used motor oil is among the largest segments of petroleum by-products and that approximately 1.4 billion gallons of used oil are generated in the U.S. annually of which approximately 1 billion gallons are recycled.  The market value of recycled oil is based, in large part, on its end use. Typically, recycled motor oil is either burned as an industrial fuel with pricing driven by the market for natural gas or it is re-refined into higher value end-products including lubricating base oils or transportation fuels with pricing driven by the markets for petroleum-derived products. The extent to which the financial benefits of recycling used oil are realized is driven by operating efficiency in aggregating, storing and transporting used oil supply; the extent to which the used oil is re-refined; and the price spread between natural gas and crude oil.  As of the date of this prospectus, the approximate market price for used oil was $1.80 per gallon and the approximate price for lubricating base oil ranges from $4.50 to $5.50 per gallon.  Based on a U.S. Department of Energy Study dated July 2006, approximately 83% of recycled oil is burned and 17% is re-refined representing a $2.3 billion market assuming an average price of $1.80 per gallon for 830 million gallons of oil burned annually and $5.00 per gallon for 170 million gallons of used oil re-refined annually.

As with the financial benefits of recycling used oil, the environmental benefits are also driven by its end use. Environmental regulations prohibit the disposal of used oil in sewers or landfills because used motor oil is insoluble and contains heavy metals and other contaminants that make it detrimental to the environment if improperly disposed.  Compared to burning used oil as an industrial fuel, re-refined oil significantly reduces the amount of toxic heavy metals and greenhouse gases and other pollutants introduced into the environment.  In addition, the use of re-refined motor oil conserves petroleum which would have otherwise been refined into virgin base stock oil.

The used oil recycling industry is comprised of multiple participants including generators, collectors, aggregators, processors, and end users.  Generators are entities that generate used oil through their daily operations such as automotive businesses conducting oil changes on consumer and commercial vehicles and industrial users changing lubricants on machinery and heavy equipment. Collectors are typically local businesses that purchase used oil from generators and provide on-site collection services. The collection market is highly fragmented and we believe there are more than 700 used oil collectors in the United States.   Aggregators are specialized businesses that purchase used oil and petroleum by-products from multiple collectors and sell and deliver it as feedstock to processors.  Processors, or re-refineries, utilize a processing technology to convert the used oil or petroleum by-product into a higher-value feedstock or end-product.

Conventional re-refineries typically employ vacuum distillation and hyrdotreating processes to transform used oil into various grades of base oil.  Vacuum distillation is a process that removes emulsified contaminated water and separates used oil into base oil lubricant and light fuels.  The base oil is then hyrdotreated to remove impurities such as sulfur, chlorine, and oxygen and to stabilize the end product.  A re-refined base oil is of equal quality and will last as long as a virgin base oil.  In addition, other re-refining processes transform used oil into product grades slightly lower than base oil that can be used as industrial fuels or transportation fuel blendstocks.

We believe that the used oil recycling market has significant growth potential through increasing the percentage of recycled oil that is re-refined rather than burned as a low cost industrial fuel. We believe that the financial and environmental benefits of re-refining used oil combined with consumer and commercial demand for high-quality, environmentally responsible products will drive growth in demand for re-refined oil and re-refining capacity in the United States.  If 10% of the used oil recycled each year were re-refined rather than burned, the market would grow by approximately $0.3 billion or 13%.  Furthermore, we believe that increasing consumer and industrial awareness of the environmental impact of improperly disposing used oil may drive additional market growth as approximately 30% of the used oil generated each year is improperly disposed rather than recycled.

Our Competitive Strengths

Large, Diversified Feedstock Supplier Network.  We have a network of approximately 50 feedstock suppliers that collect from various business segments including oil change service stations, automotive repair shops, manufacturing facilities, petroleum refineries and petrochemical manufacturing operations, as well as brokers.  We believe our diverse network of feedstock suppliers reduces our reliance on any single supplier and the risk of not fulfilling our minimum feedstock sale quotas.  During the six month period ending June 30, 2011, we aggregated approximately 27 million gallons of used motor oil and other petroleum by-product feedstocks.

Strategic Relationships.   We have established relationships with key feedstock suppliers, storage and transportation providers, oil re-refineries, and end-user customers.  We believe our relationships with these parties are strong, in part due to our high level of customer service, competitive prices, and our ability to contract (for purchase or sale) long-term, minimum monthly feedstock commitments.  We believe that our strategic relationships could lead to contract extensions and expanded feedstock supply or purchase agreements.

Proprietary Technology.   Our licensed TCEP technology produces a  cutterstock for the fuel oil market or a refining feedstock. We are able to build TCEP re-refining facilities at a significantly lower cost than conventional re-refineries. We believe this is a significant competitive advantage because it will enable us to economically expand our geographic footprint and move closer to new feedstock sources and end customers.

Logistics Capabilities. We have extensive expertise and experience managing feedstock supply chain logistics and multimodal transportation services to customers who purchase our feedstock or higher-value, re-refined products. We believe that our scale, expertise, and contracts enable us to cost effectively transport product and consistently meet our customers’ volume, quality and delivery schedule requirements.

Scale of Operations.  We believe that the size and scale of our operations is a significant competitive advantage when competing for new business and maintaining existing customer relationships.  Price is one of the main competitive factors in the feedstock collection industry and because we are able to effectively leverage our fixed operating costs and economies of scale, we believe that our prices are competitive.  Through our network of suppliers and customers, we aggregate a large amount of supply and demand for feedstock, which enables us to enter into minimum purchase or sale contracts as well as accept large volume orders year round.  We believe this is a competitive advantage because it minimizes our suppliers’ inventory risk and ensures our customers’ minimum order volumes are satisfied.  In addition, we believe our end customers prefer to work with an exclusive supplier rather than manage multiple vendors.

Strong Position in Growing Oil Recycling Industry.  We believe that the demand for recycled oil products will continue to increase as businesses and consumers seek to purchase high-quality, cost competitive lubricants and fuels while lowering their impact on the environment. We believe that we are well positioned to capitalize on this trend because of the scale of our used oil aggregation operations, our key strategic relationships, and our proprietary TCEP technology.

Management Team.   We are led by a management team with expertise in petroleum recycling, finance, operations, and re-refinement technology.  Each member of our senior management team has more than 15 years of industry experience.  We believe the strength of our management team will help our success in the marketplace.

Vertex Strategy

The Principal elements of our strategy include:

Grow our Core Business. Our focus is to continue to supply used motor oil and other petroleum by-product feedstock, as well as re-refined products to existing customers and to cultivate additional feedstock supply volume by expanding relationships with existing suppliers and developing new supplier relationships. We will seek to maintain good relations with existing suppliers, customers and vendors and the high levels of customer service necessary to maintain these businesses. We also plan to seek to develop relationships with additional re-refining facilities to serve as such facilities’ primary and exclusive feedstock provider.

Re-Refine Higher Value End Products.  We intend to develop, lease, or acquire technologies to re-refine our feedstock supply into higher-value end products, including assets or technologies which complement our TCEP process.  Currently, we are using TCEP to re-refine used oil feedstock into fuel oil cutterstock for use in the marine fuel market.  We believe that  continued improvements to the TCEP technology and investments in additional technologies will enable us to upgrade feedstock into end products, including lubricating base oil, that command higher market prices than the current re-refined products we produce.

Expand TCEP Re-Refinement Capacity.  Currently we have an agreement to use TCEP facilities. We intend to expand our TCEP capacity by building our own TCEP facilities to re-refine feedstock.  We believe the TCEP process has a distinct competitive advantage over conventional re-refining technology because it produces a high-quality fuel oil product, and the capital expenditures required to build a TCEP processing plant are significantly lower than a comparable conventional re-refining facility.  By continuing the transition from our historical role as a value-added logistics provider to operating as a re-refiner we believe we will be able to leverage our existing feedstock supply network and aggregation capabilities to upgrade a larger percentage of our feedstock inventory into higher value end products which we believe should drive increased revenue and gross margins. We intend to build TCEP facilities near the geographic location of substantial feedstock sources where we have relationships through our aggregation business.  By establishing TCEP facilities near proven feedstock sources, we seek to lower our transportation costs and lower the risk of operating the plant at low capacity.

Pursue Selective Strategic Relationships Or Acquisitions.  We plan to grow market share by consolidating feedstock supply through partnering with or acquiring collection and aggregation assets.  Such acquisitions and/or partnerships could increase our revenue and provide better control over the quality and quantity of feedstock available for resale and/or upgrading as well as providing additional locations for the implementation of TCEP.

Alternative Energy Project Development. We will continue to evaluate and potentially pursue various alternative energy project development opportunities.  These opportunities may be a continuation of the projects sourced originally by World Waste and/or may include new projects initiated by us.

Risks Relating to Our Business and Our Industry

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	the level of competition in our industry and our ability to compete;
•	our ability to respond to changes in our industry;
•	the loss of key personnel or failure to attract, integrate and retain additional personnel;
•	our ability to protect our intellectual property and not infringe on others’ intellectual property;
•	our ability to scale our business;
•	our ability to maintain supplier relationships and obtain adequate supplies of feedstocks;
•	our ability to obtain and retain customers;
•	our ability to produce our products at competitive rates;
•	our ability to execute our business strategy in a very competitive environment;
•	trends in and the market for and the price of oil and gas and alternative energy sources;
•	our ability to maintain our relationship with KMTEX;
•	the impact of competitive services and products;
•	risks associated with our reliance on Vertex LP and its affiliated companies;
•	changes in environmental and other laws and regulations;
•	economic downturns both in the United States and globally;
•	risk of increased regulation of our operations and products;
•	negative publicity;
•	disruptions in the infrastructure that the Company and its partners rely on;
•	an inability to identify attractive acquisition opportunities, successfully negotiate acquisition terms or effectively integrate acquired companies or businesses;
•	interruptions at our facilities;
•	unexpected changes in our anticipated capital expenditures resulting from unforeseen required maintenance, repairs, or upgrades;
•	our ability to effectively manage our growth;
•	the volatile market for our common stock;
•	the fact that our CEO has significant control over our voting stock;
•	the lack of capital available on acceptable terms to finance our continued growth; and
•	other risk factors included under “Risk Factors” in this prospectus.

Corporate Information

We are a Nevada corporation formed in May 2008.  Our principal executive offices are located at 1331 Gemini Street, Suite 250, Houston, Texas 77058, and our telephone number is (866) 660-8156.  Our website address is www.vertexenergy.com.  The information on, or that may be accessed through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.  As used in this prospectus, references to “we,” “our,” “us,” “Vertex” and “the Company” refer to Vertex Energy, Inc. and our subsidiaries, unless the context indicates otherwise.

The Offering

Common stock offered by us	2,000,000 shares

Common stock outstanding before this offering	9,239,398 shares

Common stock to be outstanding after this offering	11,239,398 shares

Over-allotment option	We have granted the underwriters an option for a period of 30 days to purchase up to an additional 300,000 shares of common stock.

Use of proceeds	We intend to use the proceeds from this offering for general corporate purposes, including possibly building our own TCEP facility and potential future acquisitions. See “Use of Proceeds.”

Risk factors
You should read the “Risk Factors” section of this prospectus beginning on page 7 and all of the other information set forth in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Over-The-Counter Bulletin Board Symbol	VTNR

Unless otherwise indicated, the number of shares of our common stock that will be outstanding immediately after this offering is based on 9,239,398 shares of common stock outstanding as of September 30, 2011, and excludes, as of September 30, 2011:

•
188,700 shares of our common stock issuable upon the exercise of stock options outstanding under World Waste Technologies, Inc.’s 2004 Stock Option Plan, which we assumed as part of the Merger, described below,  at a weighted average exercise price of $23.19 per share;

•
313,100 shares of our common stock issuable upon the exercise of stock options outstanding under World Waste Technologies, Inc.’s 2007 Stock Option Plan, which we assumed as part of the Merger, described below,  at a weighted average exercise price of $13.93  per share;

•	431,500 shares of our common stock issuable upon the exercise of stock options outstanding under our 2008 Stock Incentive Plan at a weighted average exercise price of $1.20 per share;

•	755,000 shares of our common stock issuable upon the exercise of stock options outstanding under out 2009 Stock Incentive Plan at a weighted average exercise price of $0.45 per share; and

•	4,452,167 shares of common stock issuable upon the conversion of 4,452,167 shares of Series A Preferred Stock outstanding.

Except as otherwise noted, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option;

•	an assumed offering price of $2.60 per share (the last reported sale price of our common stock on the Over-The-Counter Bulletin Board Market on October 17, 2011); and

•	that no options, warrants or shares of common stock were issued after September 30, 2011 and that no outstanding options or warrants were exercised after September 30, 2011.

Summary Financial Data

The following tables set forth, for the periods and dates indicated, our summary financial data. The summary financial data has been derived from our unaudited consolidated financial statements and accompanying notes for the six months ended June 30, 2011 and 2010, as well as our audited historical consolidated financial statements and accompanying notes for the years ended December 31, 2010, and  2009. The results included here are not necessarily indicative of future performance.

	Six Months Ended		Year Ended
	June 30, 2011	June 30, 2010	December 31, 2010	December 31, 2009
	(unaudited)
Statement of Operations Data :
Total revenue	$48,099,763	$29,143,891	$58,140,985	$38,703,847
Cost of revenue	43,363,282	27,207,357	53,901,041	35,974,295
Gross profit	4,736,481	1,936,534	4,239,944	2,729,552

Selling, general & administrative expense	2,032,738	1,451,369	3,093,307	3,338,936
Income from operations	2,703,743	485,165	1,146,637	(609,384)
Total other income (expense)	(54,218)	67,402	102,586	-
Loss before income taxes	2,649,525	552,567	1,249,223	(609,384)
Income tax expense	(42,689)	-	(20,797)	-
Net Income	$2,606,836	$552,567	$1,228,426	$(609,384)

Net loss per share:
Basic	$0.31	$0.07	$0.15	$(0.08)
Diluted	$0.19	$0.04	$0.09	$(0.08)

Weighted average number of shares outstanding:
Basic	8,487,392	8,256,375	8,294,436	7,453,958
Diluted	13,889,899	13,626,930	14,128,864	7,453,958

	June 30, 2011	June 30, 2010	December 31, 2010	December 31, 2009
Balance Sheet Data:	(unaudited)
Current assets	$10,804,262	$6,755,386	$6,229,089	$5,796,983
Total assets	12,863,217	8,703,550	8,139,345	7,547,987
Current liabilities	7,051,828	6,323,944	5,000,472	6,422,144
Mandatory redeemable Series B Convertible Preferred Stock	-	600,000	600,000	-
Stockholders’ equity	5,811,389	1,779,606	2,538,873	1,125,843

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider each of the following risk factors and all of the other information set forth in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. The following risks and the risks described elsewhere in this prospectus, including in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” could materially harm our business, prospects, financial condition, future results and cash flow. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

GENERAL RISKS RELATING TO OUR OPERATIONS

We are currently in discussions regarding potential acquisition, merger or business combination opportunities and transactions and may choose to enter into such transactions in the future.

We are currently in discussions with certain third parties regarding potential acquisition, merger or business combination transactions.  We have not entered into or agreed to the terms of any definitive transactions to date.  However, in the future, we may choose to enter into acquisition, merger and/or business combination transactions with separate third-party or related-party companies, which may result in our majority shareholders changing and/or new shares of common or preferred stock (including preferred stock with rights and privileges superior to our common stock) being issued, resulting in substantial dilution to our then shareholders.   Additionally, any such transaction could result in a change of control, a change in our business focus or operations, and a change in the composition of our Board of Directors, which could result in the replacement of our current management.   In the event we enter into an acquisition, merger and/or business combination in the future, we can make no assurances that our management (or new management in the event our management changes in connection with such transaction) will be able to properly manage our direction or that any change in our business focus or operations will be successful or ultimately beneficial to our shareholders. If we do consummate any acquisition, merger and/or business combination transaction in the future and such transaction, or our resulting business focus or operations are unsuccessful, we may be forced to scale back or abandon our then current business plan or raise additional capital (which could result in further dilution to our then shareholders) either of which will likely cause the value of our common stock to decline in value or become worthless.

Vertex owes a significant amount of money in accounts payable.

As of June 30, 2011, Vertex owed approximately $7 million in accounts payable. Moving forward, Vertex may need to raise additional funding, and as such may need to seek additional debt or equity financing. If debt financing is available and obtained, our interest expense may increase and we may be subject to the risk of default, depending on the terms of such financing. If equity financing is available and obtained it may result in our shareholders experiencing significant dilution. If such financing is unavailable, we may be forced to curtail our operations, which may cause the value of our securities to decline in value and/or become worthless.

An event of default by Vertex LP, and a foreclosure of Vertex LP’s and CMT’s assets by its lending partners, would materially adversely effect the Company’s operations and the value of its securities.

Vertex LP, which is majority-owned and controlled by the Company’s Chief Executive Officer and Director, Benjamin P. Cowart, was previously a party to certain loan agreements, security agreements and related agreements with Regions Bank (“Regions”).  In August 2009, Vertex LP (and certain other entities controlled by and/or associated with Vertex LP, including but not limited to CMT) received notice from Regions that Regions believed it was in default of certain borrowing criteria set forth in the loan agreement between Vertex LP and Regions, and that Vertex LP had until October 1, 2009 at the latest, to remedy such alleged defaults.  Regions subsequently agreed to provide Vertex LP a six month extension of the due date of the loans made by Regions, and as a result, Vertex LP had until May 28, 2010 to remedy such defaults.  Subsequently, Vertex LP entered into a 12 month forbearance agreement by which it has agreed to certain principal and interest payments through September 27, 2011 in consideration for Regions forbearing from taking any action against Vertex LP.  Thereafter, Vertex LP refinanced its indebtedness held by Regions with Bank of America and on September 30, 2011, entered into a 3 year agreement with Bank of America.  The indebtedness is secured by substantially all of Vertex LP’s assets.  As a result, if an event of default were to occur under Vertex LP’s loan agreements, it could prohibit the Company from using Vertex LP’s assets (including TCEP) and services, and could result in the value of the Company’s securities becoming devalued and/or worthless and potentially force the Company to curtail or abandon its business plan or operations.

Vertex has no significant long-term assets and needs to rely on its contracts and relationships with Vertex LP and its affiliates and certain third parties, which could affect Vertex’s ability to operate its business.

Vertex does not currently have any long-term assets, but instead its business is comprised of the rights to various contracts and arrangements. As such, moving forward, Vertex will need to rely on its relationships and agreements with Vertex LP and its affiliates, including with the following:

•	CrossRoad Carriers, for the transportation of Vertex’s feedstock of refined and re-refined petroleum products; and

•	Cedar Marine Terminal LP, which will sublease terminal space to Vertex, and from which Vertex may purchase certain re-refining assets.

Although Vertex has a right of first refusal to purchase the entities (including the assets of such entities), there can be no assurance that Vertex will exercise such right.

In the event that any of the above-described relationships are terminated, Vertex may be forced to spend significant resources to identify and secure alternative sources to provide these services. There can be no assurance that Vertex will be able to locate such alternative sources on terms acceptable to it, or at all. As a result, Vertex may be unable to continue its operations in its current form, may be required to expend significant resources identifying alternative sources of services, and/or may be forced to expend significant resources to purchase and/or manufacture long-term assets, the construction of which assets may take a significant amount of time and capital to complete.

Potential conflicts of interest exist between the Company, Mr. Cowart, our Chief Executive Officer, and certain entities which he controls.

Benjamin P. Cowart, Vertex’s Chief Executive Officer and Chairman of the Board, owns and is involved in other businesses that have relationships and agreements with Vertex, including, but not limited to Vertex LP. These relationships may cause conflicts of interest with Vertex.

Benjamin P. Cowart, Vertex’s Chief Executive Officer and Chairman of the Board, also serves as the General Partner of and controls several other entities, including, but not limited to Vertex LP, through VTX, Inc. (collectively, the “Vertex Entities”), that have entered into transactions with, supplied feedstock for, and performed various business services for Vertex. These transactions and relationships include the following:

•	Cross Road Carriers transports some of Vertex’s feedstock and refined and re-refined petroleum products;

·	Vertex subleases terminal space from CMT and may purchase certain re-refining assets, and perform certain other services for, Cedar Marine Terminal pursuant to other agreements described herein; and

·	Vertex Recovery collects used oil feedstock and sells it to Vertex.

Vertex has (1) a right of first refusal to match any third-party offer to purchase any of the Vertex LP Entities on the terms and conditions set forth in such offer; and (2) the option, exercisable in Vertex’s sole discretion so long as Mr. Cowart is employed by Vertex, to purchase all or any part of the outstanding stock of any of the Vertex LP Entities owned by Vertex LP or VTX, Inc., at a price based on an independent third-party valuation and appraisal of the fair market value of such Vertex LP Entity (the “Right of First Refusal”). Pursuant to the merger agreement, Vertex was required to form a committee of its board of directors (the “Related Party Transaction Committee”)  including at least two “independent directors” (defined as any individuals who do not beneficially own more than 5% of the outstanding voting shares of Vertex, are not employed by, or officers of Vertex or any entity related to Mr. Cowart, are not directors or managers of any such company, are not family members of Mr. Cowart, and would qualify as “Independent Directors” as defined in the rules and regulations of the New York Stock Exchange). The Related Party Transaction Committee is charged with the review and pre-approval of any and all related party transactions, including between Vertex and Vertex LP, Mr. Cowart, or any other company or individual which may be affiliated with Mr. Cowart.

Notwithstanding the Right of First Refusal and the Related Party Transaction Committee, perceived or actual conflicts of interest may exist between Mr. Cowart and Vertex in connection with the Vertex Entities and/or any other entity which Mr. Cowart may be affiliated and/or control in the future. Furthermore, if any disagreement were to occur between Mr. Cowart and/or any Vertex Entity, Vertex may be forced to find alternative suppliers and contractors to supply the services or products then supplied by any of the Vertex Entities, which new arrangements may not be on as favorable terms to Vertex and/or Mr. Cowart may be forced to make a decision between remaining in control of any of the Vertex Entities and/or Vertex.  Such perceived or actual conflicts of interest may cause potential investors to not be willing to invest in Vertex, which could make it harder for Vertex to raise funds through the sale of debt and/or equity securities and/or cause Vertex’s securities to be devalued. As a result of these perceived and/or actual conflicts of interest, the value of Vertex’s securities may decrease in value and/or be valued less than similarly situated publicly-traded companies without such potential conflicts of interest.

We incur significant costs as a result of operating as a fully reporting company in connection with Section 404 of the Sarbanes Oxley Act, and our management is required to devote substantial time to compliance initiatives.

We incur significant legal, accounting and other expenses in connection with our status as a fully reporting public company. The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and rules subsequently implemented by the SEC have imposed various new requirements on public companies, including requiring changes in corporate governance practices. As such, our management and other personnel are required to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure of controls and procedures. Our testing may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to comply with such compliance requirements. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

  RISKS RELATING TO VERTEX’S BUSINESS

Vertex’s contracts may not be renewed and its existing relationships may not continue, which could be exacerbated by the fact that a limited number of Vertex’s customers represented a significant portion of Vertex’s sales.

Vertex’s contracts and relationships in the black oil business include feedstock purchasing agreements with local waste oil collectors, an off-take arrangement with one re-refinery, along with a few key relationships in the bunkering, blending and No. 6 oil industry.  Because Vertex’s operations are extremely dependent on the black oil key bunkering, blending and No. 6 oil relationships as well as its third-party refining contracts, if we were to lose relationships there would be a material adverse effect on Vertex’s operations and results of operations. Additionally, if Vertex were to lose any of its current local waste oil collectors, Vertex could be required to spend additional resources locating and providing incentives for other waste oil collectors, which could cause Vertex’s expenses to increase and/or cause it to curtail or abandon its business plans.

This is exacerbated by the fact that three large companies with various independent divisions represented approximately 28%, 18%, and 17% of the Company’s gross sales and two companies represented approximately 66% and 32% of outstanding trade receivables for the year ended December 31, 2010.  As a result, if the Company were to lose any of its largest revenue producing relationships, the Company may be forced to expend additional resources attempting to secure replacement relationships, which may not be on as favorable terms as its current relationships, if such relationships can be secured at all.

A significant portion of our historical revenues are a result of our agreement with KMTEX, which can be terminated by either party with sixty days prior notice.

We have an agreement in place with KMTEX, pursuant to which KMTEX has agreed to process feedstock of certain petroleum distillates, which we provide to KMTEX to process into more valuable feedstocks, including pygas, gasoline blendstock and cutterstock, which agreement expired on June 30, 2011, provided that Vertex believes that it will be able to renew or extend such agreement subsequent to the date of this prospectus as the parties have continued to operate under the terms of the agreement subsequent to its expiration.  If KMTEX were to terminate our relationship and/or not agree to renew our agreement with it, we would be forced to spend resources attempting to locate another party which we could supply our feedstock which could take substantial time, if such alternative party is even available. If we are able to find another contracting party, the terms of the understanding or agreement with such contracting party may be on terms less favorable to us and/or may force us to transport our feedstock a greater distance.  As a result of the above, if we were to lose our relationship with KMTEX our expenses may increase, our results of operations may decrease and/or it may cause us to curtail or abandon our business plans, all of which would likely cause the value of our securities to decrease in value.

Vertex operates in competitive markets, and there can be no certainty that Vertex will maintain its current customers or attract new customers or that its operating margins will not be impacted by competition.

The industries in which Vertex operates are highly competitive. Vertex competes with numerous local and regional companies of varying sizes and financial resources in its refining and feedstock consolidation operations, and expects to compete with larger oil companies, with significantly greater resources than Vertex, in its planned oil re-refining operations. Vertex expects competition to intensify in the future. Furthermore, numerous well-established companies are focusing significant resources on providing refining and re-refining services that will compete with Vertex’s services. We cannot assure you that Vertex will be able to effectively compete with these other companies or that competitive pressures, including possible downward pressure on the prices Vertex charges for its products and services, will not arise. In the event that Vertex cannot effectively compete on a continuing basis, or competitive pressures arise, such inability to compete or competitive pressures could have a material adverse effect on Vertex’s business, results of operations and financial condition.

Disruptions in the supply of feedstock could have an adverse effect on Vertex’s business.

Vertex depends on the continuing availability of raw materials, including feedstock, to remain in production.  A serious disruption in supply of feedstock, or significant increases in the prices of feedstock, could significantly reduce the availability of raw materials at Vertex’s plant.  Additionally, increases in production costs could have a material adverse effect on its business, results of operations and financial condition.

For example, Vertex has previously experienced difficulty in obtaining feedstock from its suppliers who, because of the sharp downturn in the price of oil (used and otherwise) have seen their margins decrease substantially, which in some cases has made it uneconomical for such suppliers to purchase feedstock from their suppliers and/or sell to Vertex at the rates set forth in their contracts. Any similar decline in the price of oil and/or the economy in general could create a decrease in the supply of feedstock, prevent Vertex from maintaining its required levels of output and/or force Vertex to seek out additional suppliers of feedstock, who may charge more than its current suppliers, and therefore adversely affect its results of operations.

Vertex is subject to numerous environmental and other laws and regulations and, to the extent Vertex is found to be in violation of any such laws and regulations, Vertex’s business could be materially and adversely affected.

Vertex is subject to extensive federal, state, provincial and local laws and regulations relating to the protection of the environment which, among other things:

•	regulate the collection, transportation, handling, processing and disposal of hazardous and non-hazardous wastes;

•	impose liability on persons involved in generating, handling, processing, transporting or disposing hazardous materials;

•	impose joint and several liability for remediation and clean-up of environmental contamination; and

•	require financial assurance that funds will be available for the closure and post-closure care of sites where hazardous wastes are stored, processed or disposed.

The breadth and complexity of all of these laws and regulations affecting Vertex make consistent compliance extremely difficult and often result in increased operating and compliance costs, including requiring the implementation of new programs to promote compliance. Even with these programs, Vertex and other companies in the industry are routinely faced with legal and administrative proceedings which can result in civil and criminal penalties, interruption of business operations, fines or other sanctions and require expenditures. Under current law, Vertex may be held liable for damage caused by conditions that existed before it acquired its assets and/or before it took control of its leased properties or if it arranges for the transportation, disposal or treatment of hazardous substances that cause environmental contamination. In the future, Vertex may be subject to monetary fines, civil or criminal penalties, remediation, clean-up or stop orders, injunctions, orders to cease or suspend certain practices or denial of permits required to operate its facilities and conduct its operations. The outcome of any proceeding and associated costs and expenses could have a material adverse impact on Vertex’s operations and financial condition.

Environmental laws and regulations are subject to change and may become increasingly stringent or relaxed. Interpretation or enforcement of existing laws and regulations, or the adoption of new laws and regulations, may require Vertex to modify or curtail its operations or replace or upgrade its facilities or equipment at substantial costs which it may not be able to pass on to its customers. On the other hand, if new laws and regulations are less stringent, then Vertex’s customers or competitors may be able to compete with Vertex more effectively, without reliance on its services, which could decrease the need for its services and/or increase competition which could adversely affect its revenues and profitability, if any.

Vertex is required to obtain and maintain permits, licenses and approvals to conduct its operations in compliance with such laws and regulations. If Vertex is unable to maintain its currently held permits, licenses and approvals, it may not be able to continue certain of its operations. If it is unable to obtain any additional permits, licenses and approvals which may be required as Vertex expands its operations, it may be forced to curtail or abandon its current and/or future planned business operations.

Vertex could be subject to involuntary shutdowns or be required to pay significant monetary damages or remediation costs if it is found to be a responsible party for the improper handling or the release of hazardous substances.

As a company engaged in the sale, handling, transportation, storage, recycling and disposal of materials that are or may be classified as hazardous by federal, state, provincial or other regulatory agencies, Vertex faces risks of liability for environmental contamination. The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or “CERCLA” or Superfund, and similar state laws impose strict liability for clean-up costs on current or former owners and operators of facilities that release hazardous substances into the environment, as well as on the businesses that generate those substances or transport them. As a potentially responsible party, or “PRP,” Vertex may be liable under CERCLA for substantial investigation and cleanup costs even if it operates its business properly and complies with applicable federal and state laws and regulations. Liability under CERCLA may be joint and several, which means that if it were found to be a business with responsibility for a particular CERCLA site, Vertex could be required to pay the entire cost of the investigation and cleanup, even though it was not the party responsible for the release of the hazardous substance and even though other companies might also be liable. Even if Vertex is able to identify who the other responsible parties might be, it may not be able to compel them to contribute to the remediation costs, or they might be insolvent or unable to contribute due to lack of financial resources.

Vertex’s facilities and the facilities of its clients and third-party contractors may have generated, used, handled and/or disposed of hazardous substances and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations, which could result in future expenditures that cannot be currently quantified and which could materially reduce Vertex’s profits. In addition, new services or products offered by Vertex could expose it to further environmental liabilities for which it has no historical experience and cannot estimate its potential exposure to liabilities.

Environmental risks and regulations may adversely affect Vertex’s business.

All phases of designing, constructing and operating Vertex’s refining and planned re-refining plant present environmental risks and hazards. Vertex is subject to environmental regulation implemented or imposed by a variety of federal, state and municipal laws and regulations as well as international conventions. Among other things, environmental legislation provides for restrictions and prohibitions on spills and discharges, as well as emissions of various substances produced in association with Vertex’s operations. Legislation also requires that facility sites be operated, maintained, abandoned and reclaimed in such a way that would satisfy applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach could result in the imposition of fines and penalties, some of which could be material. Environmental legislation is evolving in a manner Vertex expects may result in stricter standards and enforcement, larger fines and liability, as well as potentially increased capital expenditures and operating costs. The presence or discharge of pollutants in or into the air, soil or water may give rise to liabilities to governments and third parties and may require Vertex to incur costs to remedy such presence or discharge. If Vertex is unable to remediate such conditions economically or obtain reimbursement or indemnification from third parties, its financial condition and results of operations could be adversely affected. Vertex cannot assure you that the application of environmental laws to its business will not cause it to limit its production, to significantly increase the costs of its operations and activities, to reduce the market for its products or to otherwise adversely affect its financial condition, results of operations or prospects.

Penalties Vertex may incur could impair its business.

Failure to comply with government regulations could subject Vertex to civil and criminal penalties and may negatively affect the value of its assets or its ability to conduct its business. Vertex may also be required to take corrective actions, including, but not limited to, installing additional equipment, which could require it to make substantial capital expenditures. Vertex could also be required to indemnify its employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against Vertex. These could result in a material adverse effect on Vertex’s prospects, business, financial condition and its results of operations.

Vertex is dependent on third parties for the disposal of its waste streams.

Vertex does not own any waste disposal sites. As a result, it is dependent on third parties for the disposal of waste streams. To date, disposal vendors have met their requirements, but we cannot assure you that they will continue to do so. If for some reason Vertex’s current disposal vendors cannot perform up to standards, Vertex may be required to replace them. Although Vertex believes there are a number of potential replacement disposal vendors that could provide such services, it may incur additional costs and delays in identifying and qualifying such replacements. In addition, any mishandling of its waste streams by disposal vendors could expose Vertex to liability. Any failure by disposal vendors to properly collect, transport, handle or dispose of Vertex’s waste streams could expose it to liability, damage its reputation and generally have a material adverse effect on its business, financial condition or results of operations.

Worsening economic conditions and trends and downturns in the business cycles of the industries Vertex serves and which provide services to Vertex would impact its business and operating results.

A significant portion of Vertex’s customer base is comprised of companies in the chemical manufacturing and hydrocarbon recovery industries. The overall levels of demand for its products, refining operations, and future planned re-refined oil products, are driven by fluctuations in levels of end-user demand, which depend in large part on general macroeconomic conditions in the U.S., as well as regional economic conditions. For example, many of Vertex’s principal consumers are themselves heavily dependent on general economic conditions, including the price of fuel and energy, availability of affordable credit and capital, employment levels, interest rates, consumer confidence and housing demand. These cyclical shifts in Vertex’s customers’ businesses may result in fluctuations in demand, volumes, pricing and operating margins for its services and products.

In addition to its customers, the suppliers of Vertex’s feedstock may also be affected by downturns in the economy and adverse changes in the price of feedstock. For example, Vertex previously experienced difficulty obtaining feedstock from its suppliers who, because of the sharp downturn in the price of oil (used and otherwise) have seen their margins decrease substantially, which in some cases have made it uneconomical for such suppliers to purchase feedstock from their suppliers and/or sell to Vertex at the rates set forth in their contracts. Any similar decline in the price of oil and/or the economy in general could create a decrease in the supply of feedstock, prevent Vertex from maintaining its required levels of output and/or force Vertex to seek additional suppliers of feedstock, who may charge more than its current suppliers, and therefore adversely affect its results of operations.

Vertex’s operating margins and profitability may be negatively impacted by changes in fuel and energy costs.

Vertex transports its refined oil, and plans in the future to transport re-refined oil, with trucks and by rail. As a result, increases in shipping and transportation costs caused by increases in oil, gasoline and diesel prices have a significant impact on its operating expenses. The price and supply of oil and gas is unpredictable and fluctuates based on events beyond Vertex’s control, including geopolitical developments, natural disasters, supply and demand for oil and natural gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. A significant increase in transportation or fuel costs could lower Vertex’s operating margins and negatively impact its profitability.

Additionally, the price at which Vertex sells its refined oil and its re-refined oil is affected by changes in certain oil indexes. If the relevant oil index rises, Vertex anticipates being able to increase the prices for its refined and re-refined oil. If the relevant oil index declines, Vertex anticipates having to reduce prices for its refined and re-refined oil. However, the cost to collect used oil and refinery feedstock, including the amounts that must be paid to obtain used oil and feedstock, generally also increases or decreases when the relevant index increases or decreases. Even though the prices that can be charged for Vertex’s refined (and in the future, re-refined) products and the costs to collect, refine, and re-refine the feedstock generally increase and decrease together, Vertex cannot assure you that when the costs to collect, refine and re-refine used oil and petrochemical products increase, Vertex will be able to increase the prices it charges for its refined and re-refined products to cover such increased costs, or that the costs to collect, refine and re-refine used oil and petrochemical products will decline when the prices Vertex can charge for its products declines. If the prices Vertex charges for its finished products and the costs to collect, refine and re-refine products do not move together or in similar magnitudes, Vertex’s profitability may be materially and negatively impacted.

Expansion of Vertex’s business may result in unanticipated adverse consequences.

In the future, Vertex may seek to grow its business by investing in new or existing facilities or technologies, making acquisitions or entering into partnerships and joint ventures. Acquisitions, partnerships, joint ventures or investments may require significant managerial attention, which may divert management from its other activities and may impair the operation of Vertex’s existing businesses. Any future acquisitions of businesses or facilities could entail a number of additional risks, including:

•	the failure to successfully integrate the acquired businesses or facilities or new technology into Vertex’s operations;

•	the inability to maintain key pre-acquisition business relationships;

•	loss of key personnel of the acquired business or facility;

•	exposure to unanticipated liabilities; and

•	the failure to realize efficiencies, synergies and cost savings.

As a result of these and other factors, including the general economic risk associated with the industries in which it operates, Vertex may not be able to realize the expected benefits from any future acquisitions, partnerships, joint ventures or other investments.

Vertex depends heavily on the services of its Chief Executive Officer and Chairman, Benjamin P. Cowart.

Vertex’s success depends heavily upon the personal efforts and abilities of Benjamin P. Cowart, its Chief Executive Officer and Chairman, who is employed by Vertex under a five-year employment contract. Vertex does not currently have any “key man” life insurance policy in place for Mr. Cowart. Mr. Cowart has numerous business relationships with entities separate from Vertex, which could take a significant portion of his time and/or could cause conflicts of interest with Vertex’s operations. The loss of Mr. Cowart or other key employees could have a material adverse effect on Vertex’s business, results of operations or financial condition. In addition, the absence of Mr. Cowart may force Vertex to seek a replacement who may have less experience or who may not understand Vertex’s business as well, or Vertex may not be able to find a suitable replacement.

Unanticipated problems or delays in building Vertex’s facilities to the proper specifications may harm its business and viability.

Vertex’s future growth will depend on its ability to timely and economically complete and operate its planned re-refining facility and operate its existing refining operations. If Vertex’s operations are disrupted or its economic integrity is threatened for unexpected reasons, its business may experience a substantial setback. Moreover, the occurrence of significant unforeseen conditions or events in connection with the construction of Vertex’s planned facility may require it to reexamine its business model. Any change to Vertex’s business model or management’s evaluation of the viability of its planned services may adversely affect its business. Construction costs for Vertex’s facility may also increase to a level that would make a new facility too expensive to complete or unprofitable to operate. Contractors, engineering firms, construction firms and equipment suppliers also receive requests and orders from other companies and, therefore, Vertex may not be able to secure their services or products on a timely basis or on acceptable financial terms. Vertex may suffer significant delays or cost overruns as a result of a variety of factors, such as increases in the prices of raw materials, shortages of workers or materials, transportation constraints, adverse weather, equipment failures, fires, damage to or destruction of property and equipment, environmental damage, unforeseen difficulties or labor issues, any of which could prevent Vertex from commencing operations as expected at its planned re-refining facility.

Strategic relationships on which Vertex relies are subject to change.

Vertex’s ability to identify and enter into commercial arrangements with feedstock suppliers and refined and re-refined oil clients depends on developing and maintaining close working relationships with industry participants. Vertex’s success in this area also depends on its ability to select and evaluate suitable projects as well as to consummate transactions in a highly competitive environment. These factors are subject to change and may impair Vertex’s ability to grow.

Disruptions to infrastructure and Vertex’s and its partner’s facilities could materially and adversely affect Vertex’s business.

Vertex’s business depends on the continuing availability of railroad, port, storage and distribution infrastructure and its and its partners re-refining facilities. Any disruptions in this infrastructure network or such re-refining facilities, whether caused by labor difficulties, earthquakes, storms, other natural disasters, human error or malfeasance or other reasons, could have a material adverse effect on Vertex’s business. Vertex relies on third parties to maintain the rail lines from their plants to the national rail network, and any failure by these third parties to maintain the lines could impede the delivery of products, impose additional costs and could have a material adverse effect on Vertex’s business, results of operations and financial condition. For example, previous damage to the Cedar Marine Terminal as a result of Hurricane Ike (which caused the terminal to temporarily be out of operation), resulted in increased costs associated with the shipping of feedstock through third party contractors, thereby raising the overall cost of the feedstock and lowering Vertex’s margins. Additional hurricanes or natural disasters in the future could cause similar damage to Vertex’s infrastructure, prevent Vertex from generating revenues while such infrastructure is undergoing repair (if repairable) and/or cause Vertex’s margins and therefore its results of operations to be adversely affected.

Additionally, Vertex has occasionally had to take its TCEP facility offline to refurbish and upgrade such facility.  Any prolonged period during which the TCEP facility is non-operational or operational on a limited basis due to Vertex’s decision to refurbish or upgrade such facility, or any other reason, including problems with the facility, could adversely effect Vertex’s revenues and results of operations.  Furthermore, any period during which KMTEX’s facilities are offline could have an adverse effect on Vertex’s revenues, force it to seek alternative re-refining facilities, which may be more expensive or require Vertex to transport its feedstock over longer distances, and may increase Vertex’s expenses, decreasing its operating margins.

Negative publicly may harm our operations and we may face additional expenses due to such negative publicity.

Only a relatively small number of entities operate in our industry including competitors, feedstock suppliers, re-refining operators, purchasers of our products and transportation companies.  If issues arise with our products or third parties (including entities which operate in our industry) allege issues with our products, even if no issues with such products exist, such negative publicity may force us to change service providers, undertake certain transportation activities ourselves or cause certain of our buyers, sellers or service providers to cease working with us. The result of such actions may result in our expenses increasing, a decrease in our ability to purchase feedstock, or our ability to sell or transfer our resulting products, which could cause our revenues to decrease and/or expenses to increase, which could cause a material adverse effect on our results of operations.

Vertex’s commercial success will depend in part on its ability to obtain and maintain protection of its intellectual property.

Vertex’s success will depend in part on its ability to maintain or obtain and enforce any future patent rights and/or other intellectual property protection for its technologies and to preserve its trade secrets, and to operate without infringing upon the proprietary rights of third parties. Vertex has not obtained patents (although patent applications for the Company’s licensed Thermo-Chemical Extraction Process are pending, which patent pending is owned by Vertex LP and its affiliates) in the United States or internationally for its technology to date. We cannot assure you that if Vertex files patent applications for its technologies, such patents will be granted or that the scope of any claims granted in any patent will provide Vertex with proprietary protection or a competitive advantage. Furthermore, we cannot assure you that if granted, such patents will be valid or will afford Vertex with protection against competitors with similar technology. The failure to obtain or maintain patents or other intellectual property protection on the technologies underlying Vertex’s technologies may have a material adverse effect on its competitive position and business prospects. It is also possible that Vertex’s technologies may infringe on patents or other intellectual property rights owned by others. Vertex may have to alter its products or processes, pay licensing fees, defend an infringement action or challenge the validity of the patents in court, or cease activities altogether because of patent rights of third parties, thereby causing additional unexpected costs and delays to it. We cannot assure you that a license will be available to Vertex, if at all, upon terms and conditions acceptable to it or that it will prevail in any intellectual property litigation. Intellectual property litigation is costly and time consuming, and we cannot assure you that Vertex will have sufficient resources to pursue such litigation. If Vertex does not obtain a license under such intellectual property rights, is found liable for infringement or is not able to have such patents declared invalid, Vertex may be liable for significant money damages and may encounter significant delays in bringing products to market.

Competition may impair Vertex’s success.

New technologies may be developed by others that could compete with Vertex’s refining and re-refining technologies. In addition, Vertex faces competition from other producers of oil substitutes and related products. Such competition is expected to be intense and could significantly drive down the price for Vertex’s products. Competition will likely increase as prices of energy in the commodities market, including refined and re-refined oil, rise. Additionally, new companies are constantly entering the market, thus increasing the competition even further. These companies may have greater success in the recruitment and retention of qualified employees, as well as in conducting their own refining and re-refining operations, and may have greater access to feedstock, market presence, economies of scale, financial resources and engineering, technical and marketing capabilities, which may give them a competitive advantage. In addition, actual or potential competitors may be strengthened through the acquisition of additional assets and interests. If Vertex is unable to compete effectively or adequately respond to competitive pressures, this may materially adversely affect its results of operation and financial condition and could also have a negative impact on its ability to obtain additional capital from investors.

Potential competition from Vertex’s existing employees and affiliated entities could negatively impact Vertex’s profitability.

Although Mr. Cowart and other employees of Vertex are prohibited from competing with Vertex while they are employed with Vertex and for six months thereafter, none of such individuals will be prohibited from competing with Vertex after such six month period ends. Additionally, none of Mr. Cowart’s affiliated companies, including Vertex LP, are prohibited from competing with Vertex.  Accordingly, any of these individuals or entities could be in a position to use industry experience gained while working with Vertex to compete with Vertex.  Such competition could increase Vertex’s costs to obtain feedstock, and increase its costs for contracting use of operating assets and services such as third party refining capacity, trucking services or terminal access. Furthermore, such competition could distract or confuse customers, reduce the value of Vertex’s intellectual property and trade secrets, or result in a reduction in the prices Vertex is able to obtain for its finished products. Any of the foregoing could reduce Vertex’s future revenues, earnings or growth prospects.

Competition due to advances in renewable fuels may lessen the demand for Vertex’s products and negatively impact its profitability.

Alternatives to petroleum-based products and production methods are continually under development. For example, a number of automotive, industrial and power generation manufacturers are developing alternative clean power systems using fuel cells or clean-burning gaseous fuels that may address increasing worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns, which if successful could lower the demand for Vertex’s services. If these non-petroleum based products and oil alternatives continue to expand and gain broad acceptance such that the overall demand for Vertex’s products is reduced, it may not be able to compete effectively in the marketplace.

Vertex will rely on new technology to conduct its business, including TCEP, and its technology could become ineffective or obsolete.

Vertex will be required to continually enhance and update its technology to maintain its efficiency and to avoid obsolescence. Additionally, Vertex initially plans to rely on the License from CMT in connection with TCEP.

TCEP is currently commercially unproven and may not work over the long term in a profitable manner.  Currently TCEP is producing at expected levels and producing the quality of product we originally planned to produce; though the total revenues year to date generated by the process have been below our previous estimates, we anticipate that TCEP will be able to continue producing the level and quality of product we originally hoped and that our results of operations will reflect such levels of production as we move forward.

Additionally, the costs moving forward of enhancing and updating and/or replicating the licensed technology may be substantial and may be higher than the costs that we anticipated for technology maintenance and development. If Vertex is unable to maintain the efficiency of its technology or replicate its technology, its ability to manage its business and to compete may be impaired. Even if Vertex is able to maintain technical effectiveness, its technology may not be the most efficient means of reaching its objectives, in which case it may incur higher operating costs than it would if its technology was more effective. The impact of technical shortcomings, including but not limited to the failure of TCEP, and/or the costs associated with enhancing or replicating TCEP could have a material adverse effect on Vertex’s prospects, business, financial condition, and results of operations.

Vertex’s business is subject to local, legal, political, and economic factors which are beyond its control.

Vertex believes that the current political environment for construction of its planned re-refining facility is sufficiently supportive to enable it to plan and implement its operations, funding permitting, of which there can be no assurance. However, there are risks that conditions will change in an adverse manner. These risks include, but are not limited to, environmental issues, land use, air emissions, water use, zoning, workplace safety, restrictions imposed on the re-refining industry such as restrictions on production, substantial changes in product quality standards, restrictions on feedstock supply, price controls and export controls. Any changes in financial incentives, investment regulations, policies or a shift in political attitudes are beyond the control of Vertex and may adversely affect its business and future financial results.

If Vertex cannot maintain adequate insurance coverage, it will be unable to continue certain operations.

Vertex’s business exposes it to various risks, including claims for causing damage to property and injuries to persons that may involve allegations of negligence or professional errors or omissions in the performance of its services. Such claims could be substantial. Vertex believes that its insurance coverage is presently adequate and similar to, or greater than, the coverage maintained by other similarly situated companies in the industry. If Vertex is unable to obtain adequate or required insurance coverage in the future, or if such insurance is not available at affordable rates, Vertex could be in violation of its permit conditions and other requirements of the environmental laws, rules and regulations under which it operates. Such violations could render Vertex unable to continue certain of its operations. These events could result in an inability to operate certain assets and significantly impair its financial condition.

Increases in energy costs will affect Vertex’s operating results and financial condition.

Vertex’s production costs will be dependent on the costs of the energy sources used to run its facilities and to procure feedstock. These costs are subject to fluctuations and variations, and Vertex may not be able to predict or control these costs. If these costs exceed Vertex’s expectations, this may adversely affect its results of operations.

Vertex’s insurance policies do not cover all losses, costs or liabilities that it may experience.

Vertex maintains insurance coverage, but these policies do not cover all of its potential losses, costs or liabilities. Vertex could suffer losses for uninsurable or uninsured risks, or in amounts in excess of its existing insurance coverage, which would significantly affect its financial performance. Vertex’s insurance policies also have deductibles and self-retention limits that could expose it to significant financial expense. Vertex’s ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which it has no control. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on Vertex’s business, financial condition and results of operations. In addition, Vertex’s business requires that it maintain various types of insurance. If such insurance is not available or not available on economically acceptable terms, Vertex’s business would be materially and adversely affected.

If Vertex is unable to maintain a line of credit, it could have an adverse effect on Vertex’s business.

Our Line of Credit with Bank of America originally came due on September 16, 2011 (as described in greater detail below), but has been extended through December 31, 2011.  Vertex relies heavily on the availability and utilization of this line of credit for its operations and for the purchase of inventory.  If Vertex is unable to renew or replace this facility it may be forced to curtail or abandon its current and/or future planned business operations.

RISKS RELATING TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK

The sales of common stock previously subject to (a) lock-up agreements, in connection with our common stock, and/or (b) conversion limitations, in connection with the conversion of our Series A Preferred Stock; may depress the market price of and cause immediate and substantial dilution to the share price of our common stock.

Approximately 6.7 million of the Company’s outstanding shares of common stock are subject to Lock-up Agreements that provide that until three years following the effective date of the Merger (April 16, 2012)(the “Lock-Up Period”), shareholders subject to the Lock-Up Agreements cannot sell, assign, pledge or otherwise transfer more than 5% of the total number of shares of common stock such holders beneficially own, without the Company's prior written consent.

The Company also has approximately 4.4 million shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) issued and outstanding as of the date of this prospectus.  Among the other rights of the Series A Preferred Stock, each share of Series A Preferred Stock can be converted into one (1) share of common stock, provided that prior to the three-year anniversary of the Merger (April 16, 2012), no holder may, in any given three-month period, convert more than that number of shares of Series A Preferred Stock that equals 5% of the total number of shares of Series A Preferred Stock then beneficially owned by such holder (the “Conversion Limitation”).  Additionally, holders may convert only up to that number of shares of Series A Preferred Stock, such that upon conversion, the aggregate beneficial ownership of the Company’s common stock held by any such holder and all persons affiliated with such holder does not exceed 4.99% of the Company’s common stock then outstanding (the “Beneficial Limitation”).

As such, and subject to the above and any restrictions on resale set forth in the Securities Act of 1933, as amended (the “Securities Act”), following the expiration of the Lock-Up Period and the Conversion Limitation on April 16, 2012, we will have an additional approximately 11.1 million shares of common stock available for immediate resale, which were previously locked-up and/or restricted from conversion.

Additionally, we, each of our officers and directors, and certain of our other significant shareholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, subject to certain extensions. Craig-Hallum Capital Group, the underwriter of the offering, may, in their sole discretion, release some or all of these shares from these restrictions prior to the expiration of the lock-up period, as permitted by the rules of the Financial Industry Regulatory Authority, or FINRA. See “Underwriting.”  The shares of common stock held by existing shareholders as of the date of this prospectus will, from time to time after this offering, become eligible to be sold in the public market, subject to limitations imposed under federal securities laws.

The sale of such common stock previously subject to lock-up agreements may cause the price of our common stock to decline in value and the conversion and sale of shares of Series A Preferred Stock may cause the price of our common stock to decline in value and/or may cause immediate and substantial dilution to our common stock shareholders.  Additionally, the sale of such previously locked-up and/or recently converted Series A Preferred Stock shares may cause continued downward pressure on the price of our common stock.  Such sales and downward pressure may be exacerbated by the limited volume of our shares which trade.   Furthermore, sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Based on the number of outstanding shares as of the date of this prospectus, upon the completion of this offering, we will have 11,239,398 shares of common stock outstanding and 4,452,167 shares of Series A Preferred Stock outstanding (which are able to convert into shares of common stock on a one-for-one basis) based on the total number of shares outstanding as of September 30, 2011.

The shares of common stock offered in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in Rule 144 under the Securities Act. Those securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.  Finally, in the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Benjamin P. Cowart, our Chief Executive Officer and Chairman, has significant control over the Company and will continue to have significant control over the Company following the offering.

Benjamin P. Cowart, the Company’s Chairman and Chief Executive Officer, beneficially owns a total of approximately 31.1% of the total outstanding shares of the Company’s voting stock, and holds the right to vote an additional approximately 26.4% of the Company’s capital stock pursuant to voting agreements entered into with various shareholders of Vertex, which voting agreements provide him the right to elect four (4) of Vertex’s six (6) directors and which voting agreements remain in effect until April 16, 2012.  Subsequent to the offering, Mr. Cowart will beneficially own approximately 29.0% of the Company’s outstanding voting stock and rights to vote an additional 23.0% of the Company’s voting stock as a result of the voting agreements. As such, subject to the resale terms and conditions of the voting agreements and the Lock-up Agreements (described above) which certain of Vertex’s shareholders signed, until April 16, 2012, Mr. Cowart will have significant control over the appointment of four (4) of Vertex’s directors, and therefore will exercise significant control over the Company, including making decisions with respect to issuing additional shares, entering into mergers, asset sales, and other fundamental transactions, and amending the terms of Vertex’s articles of incorporation. Additionally, Mr. Cowart’s significant ownership of the Company may have the effect of delaying, deterring or preventing a change in control or a change in the composition of our board of directors.   He may also use his large ownership position to address his own interests, which may be different from those of investors in the offering. In addition, sales of shares beneficially owned by Mr. Cowart could be viewed negatively by third parties and have a negative impact on our stock price.

Holders of shares of common stock will have only a limited ability to vote for directors.

Due to Mr. Cowart’s beneficial ownership of approximately 31.1% of Vertex’s common stock (29.0% post-offering) and voting agreements which are in place, which allow him to vote an additional approximately 26.4% of Vertex’s common stock (23.0% post-offering) for four of the six Directors of Vertex, at least one of whom must be “independent” as defined by the New York Stock Exchange, Mr. Cowart will have significant control over the appointment of four of our six Directors until April 16, 2012. The holders of Vertex’s Series A preferred stock are entitled to elect one of Vertex’s six directors. Accordingly, so long as the voting agreements remain in effect and the shares of Vertex Series A Preferred Stock remain outstanding, the minority holders of shares of Vertex’s common stock will have a limited ability to vote for the election of directors.

Vertex has established preferred stock which can be designated by the Vertex Board of Directors without shareholder approval and has established Series A preferred stock and Series B preferred stock, which gives the holders a liquidation preference and the ability to convert such shares into Vertex’s common stock.

Vertex has 50,000,000 shares of preferred stock authorized which includes 5 million shares of designated Series A preferred stock of which approximately 4.6 million shares are issued and outstanding and 2,000,000 designated shares of Series B preferred stock, of which no shares are outstanding as of the date of this prospectus.  The Vertex Series A preferred stock has a liquidation preference of $1.49 per share. As a result, if Vertex were to dissolve, liquidate or sell its assets, the holders of Vertex’s Series A preferred stock would have the right to receive up to the first approximately $7.0 million in proceeds from any such transaction. Consequently, holders of Vertex common stock may receive less consideration or no consideration in connection with such a transaction. Furthermore, the conversion of Series A preferred stock into common stock may cause substantial dilution to Vertex’s common shareholders. Additionally, because Vertex’s board of directors is entitled to designate the powers and preferences of the preferred stock without a vote of its shareholders, Vertex’s shareholders will have no control over what designations and preferences Vertex’s future preferred stock, if any, will have.

Vertex’s shareholders may have difficulty selling their shares because such shares will likely be deemed “penny stock.”

Since the shares of Vertex’s common stock are not be listed on a national securities exchange, if the trading price of such shares is below $5.00 per share, trading in such shares will be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any equity security not listed on a national securities exchange that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with a spouse). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Such information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in Vertex’s common stock, which could severely limit the market liquidity of such shares of common stock and the ability of such holders to sell their shares.

The market price of Vertex’s common stock may be adversely affected by market volatility.

The market price of Vertex’s common stock is likely to be volatile and could fluctuate widely in response to many factors, including:

•	actual or anticipated variations in Vertex’s operating results;

•	developments with respect to patents or proprietary rights;

•	announcements of technological innovations by Vertex or its competitors;

•	announcements of new products or new contracts by Vertex or its competitors;

•	changes in financial estimates by securities analysts and whether Vertex’s earnings meet or exceed such estimates;

•	conditions and trends in the industries in which Vertex operates;

•	changing environmental standards;

•	new accounting standards;

•	general economic, political and market conditions and other factors; and

•	the occurrence of any of the other risks described in this prospectus.

We do not intend to pay cash dividends on our common stock in the foreseeable future, and therefore only appreciation of the price of our common stock will provide a return to our stockholders.

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business.  We do not intend to pay cash dividends in the foreseeable future.  Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors.   As a result, only appreciation of the price of our common stock, which may not occur, will provide a return to our stockholders.

The market price of our common stock historically has been volatile.

The market price of our common stock historically has fluctuated significantly based on, but not limited to, such factors as general stock market trends, announcements of developments related to our business, actual or anticipated variations in our operating results, our ability or inability to generate new revenues, conditions and trends in the industries in which our customers are engaged.

In recent years, the stock market in general has experienced extreme price fluctuations that have oftentimes been unrelated to the operating performance of the affected companies. Similarly, the market price of our common stock may fluctuate significantly based upon factors unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock.

If we are late in filing our Quarterly or Annual reports with the Securities and Exchange Commission, we may be de-listed from the Over-The-Counter Bulletin Board.

Pursuant to Over-The-Counter Bulletin Board ("OTCBB") rules relating to the timely filing of periodic reports with the Securities and Exchange Commission (“SEC”), any OTCBB issuer which fails to file a periodic report (Form 10-Q or 10-K) by the due date of such report (notwithstanding any extension granted to the issuer by the filing of a Form 12b-25), three times during any 24 month period is automatically de-listed from the OTCBB. Such removed issuer would not be re-eligible to be listed on the OTCBB for a period of one year, during which time any subsequent late filing would reset the one-year period of de-listing. If we are late in our filings three times in any 24 month period and are de-listed from the OTCBB, our securities may become worthless and we may be forced to curtail or abandon our business plan.

We currently have a sporadic, illiquid, volatile market for our common stock, and the market for our common stock may remain sporadic, illiquid, and volatile in the future.

We currently have a highly sporadic, illiquid and volatile market for our common stock, which market is anticipated to remain sporadic, illiquid and volatile in the future and will likely be subject to wide fluctuations in response to several factors, including, but not limited to:

(1)	actual or anticipated variations in our results of operations;
(2)	our ability or inability to generate revenues;
(3)	the number of shares in our public float;
(4)	increased competition; and
(5)	conditions and trends in the market for oil and gas and re-refining services.

Furthermore, because our common stock is traded on the Over -The-Counter Bulletin Board, our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock. Due to the limited volume of our shares which trade, we believe that our stock prices (bid, asked and closing prices) may not be related to the actual value of the Company, and not reflect the actual value of our common stock. Shareholders and potential investors in our common stock should exercise caution before making an investment in the Company, and should not rely on the publicly quoted or traded stock prices in determining our common stock value, but should instead determine the value of our common stock based on the information contained in the Company's public reports, industry information, and those business valuation methods commonly used to value private companies.

Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligations through the issuance of additional shares of our common stock.

Wherever possible, our Board of Directors will attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of restricted shares of our common stock or warrants to purchase shares of our common stock. Our Board of Directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares of common stock or warrants to purchase such shares of common stock. In addition, we may attempt to raise capital by selling shares of our common stock, possibly at a discount to market in the future. These actions will result in dilution of the ownership interests of existing shareholders, may further dilute common stock book value, and that dilution may be material. Such issuances may also serve to enhance existing management’s ability to maintain control of the Company because the shares may be issued to parties or entities committed to supporting existing management.

Securities analysts may not cover our common stock and this may have a negative impact on our common stock’s market price.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common stock, changes their opinion of our shares or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease and we could lose visibility in the financial markets, which could cause our stock price and trading volume to decline.

Our management has wide discretion in the use of the offering proceeds and may not apply these proceeds in a manner that will increase our revenue or market value.

Our management will have considerable discretion in the application of the proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The proceeds may be used for corporate purposes that do not increase our revenue or our market value.

We may become subject to additional financial and other reporting and corporate governance requirements that may be difficult for or costly for us to satisfy in the event we choose to list our common stock on the American Stock Exchange, Nasdaq Stock Market or similar exchange in the future.

We are currently required to file annual and quarterly information and other reports with the Securities and Exchange Commission that are specified in Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended; however, the Over-The-Counter Bulletin Board, where our common stock is currently quoted does not require that we maintain independent directors or require any other corporate governance requirements for companies to quote their securities and does not charge any annual fees to quote a company’s securities.  In the event we decide to list our common stock on the American Stock Exchange, Nasdaq Stock Market or another similar exchange in the future, we will become subject to rules requiring that certain of our Directors be independent, that we pay annual listing and stock issuance fees, that we comply with additional corporate governance requirements and that shareholders approve certain corporate actions and issuances, which obligations we are not currently required to comply with. These obligations will require a commitment of additional resources including, but not limited to additional expenses, and may result in the diversion of our senior management’s time and attention from our day-to-day operations. These obligations may also increase our expenses and/or make it more complicated or time consuming for us to undertake certain corporate actions due to the fact that we may require exchange (or market listing) approval for such transactions and/or such exchange (or market) may require us to obtain shareholder approval for such transactions. In particular, we may be required to:

•	create or expand the roles and duties of our board of directors, our board committees and management;

•	appoint new independent directors, including a “financial expert” to the audit committee;

•	institute a more comprehensive financial reporting and disclosure compliance function;

•	establish additional controls and procedures for compliance with required listing rules and regulations; and/or

•	establish new internal policies.

           We may not be successful in complying with these obligations, and compliance with these obligations could be time-consuming and expensive.

Our ability to use our net operating loss carryforwards may be subject to limitation.

           Under Section 382 of the Internal Revenue Code of 1986, as amended, substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset our taxable income. Specifically, this limitation may arise in the event of a cumulative change in ownership of our company of more than 50% within a three-year period. Any such annual limitation may significantly reduce the utilization of our net operating loss carryforwards before they expire. Transactions that may occur in the future may trigger an ownership change pursuant to Section 382, and prior transactions may be deemed to have triggered an ownership change pursuant to Section 382, the result of which could limit the amount of net operating loss carryforwards that we can utilize annually to offset our taxable income, if any. Any such limitation could have a material adverse effect on our results of operations.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements are not a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this prospectus. These factors include:

•	the level of competition in our industry and our ability to compete;
•	our ability to respond to changes in our industry;
•	the loss of key personnel or failure to attract, integrate and retain additional personnel;
•	our ability to protect our intellectual property and not infringe on others’ intellectual property;
•	our ability to scale our business;
•	our ability to maintain supplier relationships and obtain adequate supplies of feedstocks;
•	our ability to obtain and retain customers;
•	our ability to produce our products at competitive rates;
•	our ability to execute our business strategy in a very competitive environment;
•	trends in and the market for and the price of oil and gas and alternative energy sources;
•	our ability to maintain our relationship with KMTEX;
•	the impact of competitive services and products;
•	changes in environmental and other laws and regulations;
•	economic downturns both in the United States and globally;
•	risk of increased regulation of our operations and products;
•	negative publicity;
•	disruptions in the infrastructure that the Company and its partners rely on;
•	an inability to identify attractive acquisition opportunities, successfully negotiate acquisition terms or effectively integrate acquired companies or businesses;
•	interruptions at our facilities;
•	unexpected changes in our anticipated capital expenditures resulting from unforeseen required maintenance, repairs, or upgrades;
•	our ability to effectively manage our growth;
•	the lack of capital available on acceptable terms to finance our continued growth; and
•	other risk factors included under “Risk Factors” in this prospectus.

You should read the matters described in “Risk Factors” and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate and therefore prospective investors are encouraged not to place undue reliance on forward-looking statements. You should read this prospectus completely. Other than as required by law, we undertake no obligation to update or revise these forward-looking statements, even though our situation may change in the future.

We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate the net proceeds to us from our sale of the common stock in this offering will be approximately $4,536,000, or approximately $5,261,400 if the underwriter exercises their over-allotment in full, based on an assumed public offering price of $2.60 per share (the last reported sale price of our common stock on October 17, 2011) and after deducting the underwriting discounts and commissions and our estimated offering expenses.

We intend to use the net proceeds from this offering for general corporate purposes, including possibly building our own TCEP facility and potential future acquisitions.

The amounts and timing of our actual expenditures will depend on numerous factors. We may find it necessary or advisable to use portions of the net proceeds for other purposes, and we will have broad discretion in the application and allocation of the net proceeds from this offering. Pending the use of the net proceeds from this offering as described above, we intend to invest the proceeds in investment grade, interest-bearing instruments.

DETERMINATION OF OFFERING PRICE

Our common stock is currently quoted on the Over-the-Counter Bulletin Board.  The underwriter, however, is not obligated to make a market in our securities, and even if it chooses to make a market, it can discontinue at any time without notice.  Neither we nor the underwriter can provide any assurance that an active and liquid trading market in our securities will develop further or, if developed further, that the market will continue.

The public offering price of the shares offered by this prospectus has been determined by negotiation between us and the underwriter.  Among the factors considered in determining the public offering price of the shares were:

         •      our history and our prospects;

         •      the industry in which we operate;

         •      our past and present operating results;

         •      the previous experience of our executive officers; and

         •      the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the shares.  That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the shares can be resold at or above the public offering price.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has been traded on the OTC Bulletin Board over-the-counter market since May 4, 2009, under the symbol "VTNR.OB". Our common stock was traded on the OTC Bulletin Board over-the-counter market from August 24, 2004 until May 4, 2009 under the symbol "WDWT.OB” and prior to August 24, 2004 under the symbol “VPTI.OB”.

The following table sets forth, for the periods indicated, the high and low sales prices for our common stock on the OTC Bulletin Board, for the quarters presented. Prices represent inter-dealer quotations without adjustments for markups, markdowns, and commissions, and may not represent actual transactions.  Additionally, as a result of the Merger, the common stock of World Waste was effectively reversed one for ten (10) as a result of the exchange ratios set forth in the Merger, and the table below retroactively reflects the impact of such effective reverse stock split.

QUARTER ENDING	HIGH	LOW

FISCAL 2011
December 31, 2011 (through October 17, 2011)	$2.65	$2.25
September 30, 2011	$3.90	$2.55
June 30, 2011	$4.00	$0.71
March 31, 2011	$0.88	$0.36

FISCAL 2010
December 31, 2010	$0.90	$0.43
September 30, 2010	$0.96	$0.32
June 30, 2010	$0.98	$0.32
March 31, 2010	$1.25	$0.45

FISCAL 2009
December 31, 2009	$2.10	$0.37
September 30, 2009	$2.25	$0.31
June 30, 2009	$1.25	$0.15
March 31, 2009	$0.18	$0.02

HOLDERS

As of September 30, 2011, there were 722 holders of record of our common stock, not including holders who hold their shares in street name, and 9,239,398 shares of common stock issued and outstanding.   As of September 30, 2011, 205 holders held 4,452,167 shares of our Series A Preferred Stock and there were no shares of our Series B Preferred Stock issued and outstanding.

DIVIDEND POLICY

We have not paid any dividends on our common stock to date and do not anticipate that we will be paying dividends in the foreseeable future. Any payment of cash dividends on our common stock in the future will be dependent upon the amount of funds legally available, our earnings, if any, our financial condition, our anticipated capital requirements and other factors that our Board of Directors may think are relevant. However, we currently intend for the foreseeable future to follow a policy of retaining all of our earnings, if any, to finance the development and expansion of our business and, therefore, do not expect to pay any dividends on our common stock in the foreseeable future. Additionally, the terms of our preferred stock impose restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2011:

•	on an actual basis; and

•
on an as adjusted basis to reflect the estimated proceeds we will receive from the sale of 2,000,000 shares of our common stock by us in this offering at the assumed public offering price of $2.60 per share (the closing sales price of our common stock on the Over-The-Counter Bulletin Board on October 17, 2011), after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

You should read this information in conjunction with “Use of Proceeds” above as well as our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2011
	Actual	As Adjusted
	(Unaudited)
Cash and cash equivalents	$2,526,326	$7,062,326

Total liabilities	7,051,828	7,051,828

Stockholders’ equity:
Preferred stock, $0.001 par value per share: 50,000,000 shares authorized Series A Convertible Preferred stock, $0.001 par value, 5,000,000 authorized; actual and as adjusted, 4,580,161 issued and outstanding, respectively	4,581	4,581
Common stock, $0.001 par value per share; 750,000,000 shares authorized; actual and as adjusted, 9,106,404 and 11,106,404 issued and outstanding, respectively	9,106	11,106
Additional paid-in capital	2,940,114	7,474,114
Retained earnings	2,857,588	2,857,588
Total stockholders’ equity	5,811,389	10,347,389

Total capitalization	$12,863,217	$17,399,217

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those discussed in “Risk Factors” and “Forward-Looking Statements” included elsewhere in this prospectus.

Strategy and Plan of Operations

Our goal is to continue to grow our business of recycling used motor oil and other petroleum by-product streams. Strategies to achieve this goal include (1) working to grow revenues in core businesses, (2) seeking to increase margins through developing additional processing capabilities, including but not limited to TCEP at additional locations other than Baytown, Texas, (3) increasing market share through greenfield development or through acquisitions, and (4) continued pursuit of alternative energy project development opportunities, some of which were originally sourced by World Waste.

•
Our primary focus is to continue to supply used motor oil and other hydrocarbons to existing customers and to cultivate additional feedstock supply volume by expanding relationships with existing suppliers and developing new supplier relationships. We will seek to maintain good relations with existing suppliers, customers and vendors and the high levels of customer service necessary to maintain these businesses. We plan to seek to develop relationships with several other re-refining facilities to serve as such facilities’ primary and exclusive feedstock provider.

•
We intend to work to improve margins by applying new technologies, including but not limited to the re-refining of certain oil feedstock through TCEP to existing and new feedstock streams. The first application of this technology at CMT’s Baytown, Texas facility came on-line during the third quarter of 2009 and we have continued to enhance the facility and process since that time.  We also plan to build additional facilities for various processes to implement proprietary company-owned, leased, or potentially acquired technologies to upgrade feedstock materials to create fuel oil cutter, vacuum gas oil and other value-added energy products.  By moving from our historical role as a value-added logistics provider, to operating as an actual re-refiner ourselves, we plan to improve margins through the upgrading of used motor oil and transmix inventories into higher value end products, funding permitting, of which there can be no assurance.

•
We plan to seek to grow our market share by consolidating feedstock supply through partnering with or acquiring collection and aggregation assets, funding permitting. For example, we may seek to use a combination of stock and cash to acquire or enter into joint ventures with various local used motor oil collectors and aggregators, technology providers, real estate partners and others. Such acquisitions and/or ventures, if successful, could add to revenues and provide better control over the quality and quantity of feedstock available for resale and/or upgrading as well as providing additional locations for the implementation of the contracted TCEP technology.  This may include the greenfield development of collection assets, terminals, re-refining facilities and equipment and opportunistic mergers and acquisitions.

Additionally, the Board of Directors has recently formed a sub-committee of the Related Party Transaction Committee to begin reviewing a potential acquisition of certain assets and/or business units related to Vertex LP, which is a related party, controlled by Benjamin P. Cowart, our largest shareholder, President and Director (“Vertex LP”).   As part of the Company’s merger transaction with World Waste Technologies, Inc. and Vertex LP, which closed on April 16, 2009, the Company was provided (1) a right of first refusal to match any third-party offer to purchase Vertex LP or its related entities (collectively the “Vertex LP Entities”) on the terms and conditions set forth in such offer; and (2) the option, exercisable in our sole discretion any time after the 18-month anniversary of the closing of the merger (which date was October 16, 2010) and so long as Mr. Cowart is employed by the Company, to purchase all or any part of the outstanding stock or assets of any of the Vertex LP Entities owned by Vertex LP or VTX, Inc. (its general partner, which is also controlled by Mr. Cowart), at a price based on an independent third-party valuation and appraisal of the fair market value of such Vertex LP Entity.

Pursuant to the merger agreement, the Company formed the Related Party Transaction Committee which is required to include at least two “independent directors” (defined as any individuals who do not beneficially own more than 5% of the outstanding voting shares of the Company, are not employed by, or officers of the Company or any entity related to Mr. Cowart, are not directors or managers of any such company, are not family members of Mr. Cowart, and would qualify as “Independent Directors” as defined in the rules and regulations of the New York Stock Exchange). The Related Party Transaction Committee is charged with the review and pre-approval of any and all related party transactions, including between Vertex and Vertex LP, Mr. Cowart, or any other company or individual which may be affiliated with Mr. Cowart.  The recently formed sub-committee of the Related Party Transaction Committee including Dave Phillips, Dan Borgen and John Pimentel, will review and advise the Related Party Transaction Committee and the Board of Directors in connection with the potential exercise by the Company of the Right of First Refusal.

The Company has not entered into any definitive agreements or understandings to acquire any assets or securities of the Vertex LP Entities or to exercise its Right of First Refusal to date, but may enter into such agreements or understandings in the future.  Such transaction may include the Company assuming and/or acquiring substantial amounts of debt or liabilities; the payment of substantial cash consideration; and/or the issuance of significant non-cash consideration consisting of preferred stock, shares of our common stock or warrants to purchase shares of our common stock, which may result in substantial dilution of the ownership interests of existing shareholders and may significantly dilute the Company’s common stock book value. Such issuances may also serve to enhance existing management’s ability to maintain control of the Company because the shares may be issued to parties or entities committed to supporting existing management.   Any agreements or understandings would be subject to the approval of the management and owners of the Vertex LP Entities which may be acquired, the Company’s Related Party Transaction Committee, and where applicable, the approval of the Company’s shareholders.

Results Of Operations

Description of Material Financial Line Items:

Revenues

We generate revenues from two existing operating divisions as follows:

BLACK OIL - Revenues for our Black Oil division are comprised primarily of feedstock sales (used motor oil) which are purchased from a network of local and regional suppliers.  Volumes are consolidated for efficient delivery and then sold to third-party re-refiners and fuel oil blenders for the export market.

REFINING AND MARKETING - The Refining and Marketing division generates revenues relating to the sales of finished products.  The Refining and Marketing division gathers hydrocarbon streams in the form of petroleum distillates, transmix and other chemical products that have become off-specification during the transportation or refining process. These feedstock streams are purchased from pipeline operators, refineries, chemical processing facilities and third-party providers, and then processed at a third-party facility under our direction. The end products are typically three distillate petroleum streams (gasoline blendstock, pygas and fuel oil cutterstock), which are sold to major oil companies or to large petroleum trading and blending companies. The end products are delivered by barge and truck to customers.  In addition, the Refining and Marketing division purchases black oil which is then re-refined through TCEP.  The finished product is then sold by barge as a fuel oil cutterstock and a feedstock component for major refineries.

Our revenues are affected by changes in various commodity prices including crude oil, natural gas and #6 oil.

Cost of Revenues

BLACK OIL - Cost of revenues for our Black Oil division are comprised primarily of feedstock purchases from a network of providers. Other cost of revenues include transportation costs incurred by third parties, purchasing and receiving costs, analytical assessments, brokerage fees and commissions, surveying and storage costs.

           REFINING AND MARKETING - The Refining and Marketing division incurs cost of revenues relating to the purchase of feedstock, purchasing and receiving costs, and inspection and processing of the feedstock into gasoline blendstock, pygas and fuel oil cutter by a third party. Cost of revenues also includes broker’s fees, inspection and transportation costs.

Our cost of revenues are affected by changes in various commodity indices, including crude oil, natural gas and #6 oil.  For example, if the price for crude oil increases, the cost of solvent additives used in the production of blended oil products, and fuel cost for transportation cost from third party providers will generally increase. Similarly, if the price of crude oil falls, these costs may also decline.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and other employee-related benefits for executive, administrative, legal, financial and information technology personnel, as well as outsourced and professional services, rent, utilities, and related expenses at our headquarters, as well as certain taxes.

Merger Related Expenses

In connection with the merger with World Waste we incurred additional nonrecurring general and administrative expenses during the fiscal year ended December 31, 2009.  These expenses include legal, audit, stock compensation, and additional start-up compliance expenses that are nonrecurring and are a result of the merger.

Results of Operations for the Three Months Ended June 30, 2011 Compared to the Three Months Ended June 30, 2010

Set forth below are our results of operations for the three months ended June 30, 2011, as compared to the same period in 2010.  In the comparative tables below, increases in revenue/income or decreases in expense (favorable variances) are shown without parentheses while decreases in revenue/income or increases in expense (unfavorable variances) are shown with parentheses in the “$ Change” and “% Change” columns.

	Three Months Ended June 30,
	2011	2010	$ Change	% Change
	(unaudited)
Revenues	$27,790,860	$15,870,811	$11,920,049	75%

Cost of Revenues	25,325,275	14,962,107	(10,363,168)	(69)%

Gross Profit	2,465,585	908,704	1,556,881	171%

Selling, general and administrative expenses	1,006,683	700,195	(306,488)	(44)%

Income from operations	1,458,902	208,509	1,250,393	600%

Other Income	-	100,000	(100,000)	(100%)
Interest Expense	(25,177)	(25,952)	(775)	3%
Income Tax	(22,986)	-	(22,986)	(100)%

Net income	$1,410,739	$282,557	$1,128,182	399%

Each of our segments’ gross profit during the three months ended June 30, 2011 and 2010 was as follows (increases in revenue and/or decreases in cost of revenues are shown without parentheses while decreases in revenue and/or increases in cost of revenues are shown with parentheses in the “$ Change” and “% Change” columns):

	Three Months Ended June 30,
Black Oil Segment	2011	2010	$ Change	% Change
	(unaudited)
Total revenue	$4,446,043	$4,892,328	$(446,285)	(9)%
Total cost of revenue	4,028,171	4,338,091	309,920	7%
Gross profit	$417,872	$554,237	$(136,365)	(25)%

Refining Segment
Total revenue	$23,344,816	$10,978,483	$12,366,333	113%
Total cost of revenue	21,297,103	10,624,016	(10,673,087)	(100)%
Gross profit	$2,047,713	$354,467	$1,693,246	478%

Our revenues and cost of revenues are significantly impacted by fluctuations in commodity prices; decreases in commodity prices typically result in decreases in revenue and cost of revenues.  Our gross profit is to a large extent a function of the market discount we are able to obtain in purchasing feedstock, as well as how efficiently management conducts operations.

Total revenues increased 75% for the second quarter of 2011, compared to the same period in 2010, due to increases in volume and commodity prices during the second quarter of 2011, compared to the second quarter of 2010.  The average posting (U.S. Gulfcoast Residual Fuel No. 6 3%) for the three months ended June 30, 2011 increased $29.94 per barrel from a three month average of $68.52 per barrel during the 2010 period to $98.46 per barrel during the 2011 period.  On average, prices we received for our products increased 45% for the quarter ended June 30, 2011, compared to the prior year’s quarter, resulting in an $11.9 million increase in revenue.

Overall volumes increased during the three months ended June 30, 2011, compared to the prior year’s period.  This increase was a result of utilizing more Black Oil in the contracted TCEP process, as well as increased volumes in each of the products we manage.

Our overall volume increased 9% for the three months ended June 30, 2011, and our per barrel margin increased approximately 149% from the three months ended June 30, 2010.

Our Refining and Marketing division experienced an increase in production of 24% for its fuel oil cutter product for the three months ended June 30, 2011, compared to the same period in 2010, and commodity price increases of approximately 46% for the same period. The average posting (U.S. Gulfcoast No. 2 Waterborne) for the three months ended June 30, 2011 increased $40.11 per barrel from a three month average of $86.94 per barrel during the three months ended June 30, 2010 to $127.05 per barrel during the three months ended June 30, 2011.

The TCEP technology generated revenues of $12,705,047 during the three months ended June 30, 2011, with cost of revenues of $11,928,146, producing a gross profit of $776,901.  If the Company did not have the rights to license the use of the technology, its income from operations would have been approximately $490,556 lower for the three months ended June 30, 2011. The Company’s current operations for the three months ended June 30, 2011 would have been negatively impacted if the Company were unable to use the licensing agreement.  We currently operate this technology from Vertex LP pursuant to a perpetual license as described below under “Operating and Licensing Agreement.”

Our Pygas production increased 96% for the three months ended June 30, 2011, compared to the same period in 2010 and commodity prices increased approximately 45% for our finished product for the three month period ended June 30, 2011, compared to the same period in 2010.

Our gasoline blendstock volumes increased 92% for the three months ended June 30, 2011 as compared to the same period in 2010.  The overall increase in revenues associated with our Refining and Marketing division for the three months ended June 30, 2011, compared to the three months ended June 30, 2010, was due to substantial increases in volume coupled with increased market prices.  Overall volume for the Refining and Marketing division increased 37% during the three month period ended June 30, 2011 as compared to the same period in 2010.  Margin per barrel increased substantially as a result of improved costs for our TCEP operation as well as improved market conditions for the three months ended June 30 2011, compared to the three months ended June 30, 2010.

The following table sets forth the high and low spot prices during the first six months of 2010 for our key benchmarks.

Benchmark	High	Date	Low	Date
U.S. Gulfcoast No. 2 Waterborne (dollars per gallon)	$2.29	May 3	$1.84	February 8
U.S. Gulfcoast Unleaded 87 Waterborne (dollars per gallon)	$2.29	April 26	$1.86	February 8
U.S. Gulfcoast Residual Fuel No. 6 3% (dollars per barrel)	$75.70	January 7	$60.55	May 25
NYMEX Crude oil (dollars per barrel)	$86.19	May 3	$68.01	May 20
Reported in Platt's US Marketscan (Gulf Coast)

The following table sets forth the high and low spot prices during the first six months of 2011 for our key benchmarks.

Benchmark	High	Date	Low	Date
U.S. Gulfcoast No. 2 Waterborne (dollars per gallon)	$3.30	April 8	$2.44	January 4
U.S. Gulfcoast Unleaded 87 Waterborne (dollars per gallon)	$3.52	May 9	$2.33	January 25
U.S. Gulfcoast Residual Fuel No. 6 3% (dollars per barrel)	$104.30	April 29	$76.70	January 4
NYMEX Crude oil (dollars per barrel)	$113.93	April 29	$84.32	February 15
Reported in Platt's US Marketscan (Gulf Coast)

We have seen a consistent increase in each of the benchmark commodities we track through June 2011.

Our margins are a function of the difference between what we are able to pay for raw materials and the market prices for the range of products produced.  The various petroleum products produced are typically a function of Crude Oil indices and are quoted on multiple exchanges such as the New York Mercantile Exchange (“NYMEX”).  These prices are determined by a global market and are subject to external factors over which the Company has no control, including but not limited to supply/demand, weather, politics, and global/regional inventory levels.  As such, we cannot provide any assurances regarding results of operations for any future periods, as numerous factors outside of our control affect the prices paid for raw materials and the prices (for the most part keyed to the NYMEX) that can be charged for such products.  Additionally, for the near term, results of operations will be subject to further uncertainty, as the global markets and exchanges, including the NYMEX, continue to experience volatility.

            During the three months ended June 30, 2011, gross profit increased 171% from the same period in 2010, primarily due to increases in commodity prices, increases in volumes sold or re-refined through the contracted TCEP, along with reduced costs related to the contracted TCEP process.

We had selling, general and administrative expenses of $1,006,683 for the three months ended June 30, 2011, compared to $700,195 from the prior year’s period, an increase of $306,488 or 44% from the prior period, mainly due to increased accounting, legal and payroll costs from the prior period.

We had net income of $1,410,739 for the three months ended June 30, 2011, compared to net income of $282,557 for the three months ended June 30, 2010, an increase in net income of $1,128,182 or 399% from the prior year’s period.  The increase in net income was mainly due to increased volumes, increased commodity prices as well as an overall increased per barrel margin for the products we sell.   A 75% increase in revenues and a 171% increase in gross profit helped to offset the additional 44% increase in selling, general and administrative expenses incurred during the period ended June 30, 2011, compared to the three months ended June 30, 2010.

Results of Operations for the Six Months Ended June 30, 2011 Compared to the Six Months Ended June 30, 2010

Set forth below are our results of operations for the six months ended June 30, 2011, as compared to the same period in 2010.  In the comparative tables below, increases in revenue/income or decreases in expense (favorable variances) are shown without parentheses while decreases in revenue/income or increases in expense (unfavorable variances) are shown with parentheses in the “$ Change” and “% Change” columns.

	Six Months Ended June 30,
	2011	2010	$ Change	% Change
	(unaudited)
Total Revenues	$48,099,763	$29,143,891	$18,955,872	65%

Cost of Revenues	43,363,282	27,207,357	(16,155,925)	(59)%

Gross Profit	4,736,481	1,936,534	2,799,947	145%

Selling, general and administrative expenses	2,032,738	1,451,369	(581,369)	(40)%

Income from operations	2,703,743	485,165	2,218,578	457%

Other Income	-	130,000	(130,000)	(100)%
Interest Expense	(54,218)	(62,598)	8,380	13%
Income Tax	(42,689)	-	(42,689)	(100)%

Net income	$2,606,836	$552,567	$2,054,269	372%

Each of our segments’ gross profit during the six months ended June 30, 2011 and 2010 was as follows (increases in revenue and/or decreases in cost of revenues are shown without parentheses while decreases in revenue and/or increases in cost of revenues are shown with parentheses in the “$ Change” and “% Change” columns):

	Six Months Ended June 30,
Black Oil Segment	2011	2010	$ Change	% Change
	(unaudited)
Total revenue	$8,848,149	$8,052,942	$795,207	10%
Total cost of revenue	8,022,741	7,228,168	(794,573)	(11)%
Gross profit	$825,408	$824,774	$634	0%

Refining Segment
Total revenue	$39,251,614	$21,090,949	$18,160,665	86%
Total cost of revenue	35,340,541	19,979,189	(15,361,352)	(77)%
Gross profit	$3,911,073	$1,111,760	$2,799,313	252%

Our revenues and cost of revenues are significantly impacted by fluctuations in commodity prices; decreases in commodity prices typically result in decreases in revenue and cost of revenues.  Our gross profit is to a large extent a function of the market discount we are able to obtain in purchasing feedstock, as well as how efficiently management conducts operations.

Total revenues increased 65% during the six month period ended June 30, 2011, compared to the same period in 2010, largely due to increases in volume and commodity prices for the six months ended June 30, 2011, compared to the six months ended June 30, 2010.  The average posting (U.S. Gulfcoast Residual Fuel No. 6 3%) for the six months ended June 30, 2011 increased $23.35 per barrel from a six month average of $69.60 per barrel during the 2010 period to $92.95 per barrel during the 2011 period.  On average, prices we received for our products increased 34% for the six month period ended June 30, 2011, compared to the same period during 2010 which resulted in an $18.9 million increase in revenue.

Overall volumes increased 14% during the six month period ended June 30, 2011, compared to the prior year’s period.  This increase was a result of utilizing more Black Oil in the contracted TCEP process.  Volume for our black oil division declined 20% for the six months ended June 30, 2011, compared to the same period in 2010, largely due to the increased volume of black oil processed through our TCEP technology.

Our overall volume increased 14% for the six month period ended June 30, 2011, and our per barrel margin increased approximately 115% from the six months ended June 30, 2010.  The increased margin was a result of increased commodity pricing, as well as the lower processing costs associated with the additional volume being run through the TCEP process which helped to lower the overall per barrel cost to process for the period.

Our Refining and Marketing division experienced an increase in production of 34% for its fuel oil cutter product for the six months ended June 30, 2011, compared to the same period in 2010, and commodity price increases of approximately 42% for the same period. The average posting (U.S. Gulfcoast No. 2 Waterborne) for the six months ended June 30, 2011 increased $35.99 per barrel from a six month average of $85.68 per barrel during the six months ended June 30, 2010 to $121.67 per barrel during the six months ended June 30, 2011.

The TCEP technology generated revenues of $21,208,948 during the six months ended June 30, 2011, with cost of revenues of $19,946,033, producing a gross profit of $1,262,915.  If the Company did not have the rights to license the use of the technology, its income from operations would have been approximately $688,065 lower for the six months ended June 30, 2011. The Company’s current operations for the period ended June 30, 2011 would have been negatively impacted if the Company were unable to use the licensing agreement.

Therefore, if the Company were not able to use the CMT facilities moving forward, the Company would be negatively impacted by its ability to compete in the marketplace, as it believes that in order to compete with its competitors, it may need the CMT facilities to produce higher valued products from Black Oil streams.  Additionally, as our competitors bring new technologies to the marketplace, which will likely enable them to obtain higher values for the finished products created through their technologies from purchased Black Oil feedstock, they will be able to pay more for feedstock due to the additional value received from their finished product (i.e., as their margins increase, they are able to increase the prices they are willing to pay for feedstock).  If CMT is not able to continue to refine the technology and gain efficiencies in their TCEP process, we could be negatively impacted by the ability of our competitors to bring new processes to market which compete with our processes as well as their ability to outbid us for feedstock supplies.

If we are unable to effectively compete with additional technologies brought to market by our competitors, our finished products could be worth less and if our competitors are willing to pay more for feedstock than we are, they could drive up prices, which would cause our revenues to decrease, and cause our cost of sales to increase, respectively.  Additionally, if we are forced to pay more for feedstock, our cash flows will be negatively impacted and our margins will decrease.

The Company believes that the enhancements to the TCEP are substantially complete and we will continue to see positive results of operations from such enhancements moving forward.

Our Pygas production decreased 18% for the six months ended June 30, 2011, compared to the same period in 2010 and commodity prices increased approximately 36% for our finished product for the six month period ended June 30, 2011, compared to the same period in 2010.

Our gasoline blendstock volumes increased 101% for the six months ended June 30, 2011 as compared to the same period in 2010.  The overall increase in revenues associated with our Refining and Marketing division for the six months ended June 30, 2011, compared to the six month period ended June 30, 2010, was due to small increases in volume coupled with increased market prices.  Overall volume for the Refining and Marketing division increased 31% during the six month period ended June 30, 2011 as compared to the same period in 2010.  Margin per barrel increased substantially as a result of improved costs for our TCEP operation as well as improved market conditions for the six months ended June 30, 2011, compared to the six months ended June 30, 2010.

During the six months ended June 30, 2011, gross profit increased 145% from the same period in 2010, primarily due to increases in volumes, increases in commodity pricing, and increased production of our TCEP product during the six month period ended June 30, 2011 as compared to June 30, 2010.

We had selling, general and administrative expenses of $2,032,738 for the six months ended June 30, 2011, compared to $1,451,369 from the prior year’s period, an increase of $581,369 or 40% from the prior period. This increase is primarily due to increased accounting, legal, and payroll costs associated with being a public company.

We had net income of $2,606,836 for the six months ended June 30, 2011, compared to net income of $552,567 for the six months ended June 30, 2010, an increase in net income of $2,054,269 or 372% from the prior year’s period.  The increase in net income was mainly due to a 65% increase in revenue, which was offset by a 59% increase in cost of revenues which was less than the overall increase in revenues due to improvements in the margins of our products and resulted in a 145% increase in gross profit.

Results of Operations for the Fiscal Year Ended December 31, 2010 Compared to the Fiscal Year Ended December 31, 2009

Set forth below are our results of operations for the year ended December 31, 2010, as compared to the same period in 2009; in the comparative tables below, increases in revenue/income or decreases in expense (favorable variances) are shown without parentheses while decreases in revenue/income or increases in expense (unfavorable variances) are shown with parentheses in the “$ Change” and “% Change” columns.

	Year Ended December 31,
	2010	2009	$ Change	% Change
Revenues	$58,140,985	$38,703,847	$19,437,138	50%

Cost of Revenues	53,901,041	35,974,295	(17,926,746)	(50)%

Gross Profit	4,239,944	2,729,552	1,510,392	55%

Selling, general and administrative expenses (exclusive of merger related expenses)	3,093,307	3,089,539	(3,768)	(0)%

Merger related expenses	-	249,397	249,397	100%

Total selling, general and administrative expenses	3,093,307	3,338,936	245,629	7%

Income (loss) from operations	1,146,637	(609,384)	1,756,021	288%

Other Income	219,333	-	219,333	100%
Interest Expense	(116,747)	-	(116,747)	(100)%
Total other income (expense)	102,586	-	102,586	100%
Income tax expense	(20,797)	-	(20,797)	(100)%

Net income	$1,228,426	$(609,384)	$1,837,810	302%

Each of our segments’ gross profit during these periods was as follows:

	Year Ended December 31,
Black Oil Segment	2010	2009	$ Change	% Change
Total revenue	$15,355,192	$22,197,711	$(6,842,519)	(31)%
Total cost of revenue	14,378,393	20,338,112	5,959,719	29%
Gross profit	$976,799	$1,859,599	$(882,800)	(47)%

Refining Segment
Total revenue	$42,785,793	$16,506,136	$26,279,657	159%
Total cost of revenue	39,522,648	15,636,183	(23,886,465)	(153)%
Gross profit	$3,263,145	$869,953	$2,393,192	275%

Our revenues and cost of revenues are significantly impacted by fluctuations in commodity prices; decreases in commodity prices typically result in decreases in revenue and cost of revenues.  Our gross profit is to a large extent a function of the market discount we are able to obtain in purchasing feedstock, as well as how efficiently management conducts operations.

Total revenues increased 50% for the year ended December 31, 2010, compared to the year ended December 31, 2009, due to increases in commodity pricing and increased volume.  The average posting (U.S. Gulfcoast Residual Fuel No. 6 3%) for 2010 increased $14.34 per barrel from a 2009 average of $55.76 per barrel to an average of $70.10 per barrel during 2010.  On average, prices we received for our products increased 26% for the year ended December 31, 2010, compared to the year ended December 31, 2009, resulting in a $19 million increase in revenue.

Volume for our Black Oil division decreased 3% percent during fiscal 2010 compared to 2009, respectively.  Our volumes were impacted somewhat due to the loss of our contract with Omega Refining, LLC (“Omega”) contract; however such losses were offset by volumes delivered to other third party re-refiners along with newly formed relationships in the #6 oil blending market.  Our per barrel margin in the Black Oil division decreased approximately 46% for the twelve months ended December 31, 2010 from the same period in 2009.  The reductions in margins were due to the increase in volume of product being transferred to be used in the TCEP process.  As volumes and production increase for TCEP, we believe the margins in the Black Oil division will decrease; however the Company anticipates that additional margins will be recognized in our Refining and Marketing division as a result of any such decrease in margins in the Black Oil division.

Total Company-wide volume increased 17% during fiscal 2010 compared to 2009, and our per barrel margin increased approximately 32% for fiscal 2010, compared to 2009.

            Our Refining and Marketing division experienced an increase in production of 210% for its fuel oil cutter product for the year ended December 31, 2010, compared to the same period in 2009, and commodity price increases of approximately 29% over the same period.  The increased production was due in large part to the increased TCEP production during 2010.  The average posting (U.S. Gulfcoast No. 2 Waterborne) during 2010 increased $19.95 per barrel from $67.87 per barrel for 2009 to $87.82 per barrel for 2010.

Our Pygas production decreased 11% for the year ended December 31, 2010, compared to the same period in 2009; however, commodity prices increased approximately 25% for our finished product for 2010, compared to the same period in 2009.

Our gasoline blendstock volumes increased 111% for the year ended December 31, 2010 as compared to the same period in 2009.  The overall increase in revenues associated with our Refining and Marketing division was due to increases in market prices as well as volumes for the period ended December 31, 2010.  Overall volume for the Refining and Marketing division increased 94% during the twelve months ended December 31, 2010, compared to the twelve months ended December 31, 2009.  Margins per barrel increased substantially as well, mostly as a result of market prices.

Our re-refining business, through the use of the contracted TCEP facility, generated revenues of $20,422,977 for the year ended December 31, 2010, with cost of revenues of $20,578,009 producing a gross loss of $155,032.  During the year ended December 31, 2009, these revenues were $5,247,131, with cost of revenues of $5,171,111 producing gross profit of $76,020.

Prevailing prices of certain commodity products significantly impacted our revenues and cash flows during 2010, as noted above the revenue variances from fiscal 2009 to 2010 were largely due to the changes in commodity pricing between the two periods as detailed below.

The following table sets forth the high and low spot prices during 2009 for our key benchmarks.

Benchmark	High	Date	Low	Date
U.S. Gulfcoast No. 2 Waterborne (dollars per gallon)	$2.07	December 29	$1.05	March 11
U.S. Gulfcoast Unleaded 87 Waterborne (dollars per gallon)	$2.05	June 16	$1.05	January 7
U.S. Gulfcoast Residual Fuel No. 6 3% (dollars per barrel)	$75.55	November 4	$37.50	January 2
NYMEX Crude oil (dollars per barrel)	$81.19	October 22	$33.98	February 12
Reported in Platt’s US Marketscan (Gulf Coast)

The following table sets forth the high and low spot prices during 2010 for our key benchmarks.

Benchmark	High	Date	Low	Date
U.S. Gulfcoast No. 2 Waterborne (dollars per gallon)	$2.50	December 23	$1.84	February 8
U.S. Gulfcoast Unleaded 87 Waterborne (dollars per gallon)	$2.41	December 23	$1.86	February 8
U.S. Gulfcoast Residual Fuel No. 6 3% (dollars per barrel)	$77.00	December 31	$60.55	May 25
NYMEX Crude oil (Dollars per barrel)	$91.38	December 31	$68.01	May 20
Reported in Platt's US Marketscan (Gulf Coast)

We have seen steady increases in each of the benchmark commodities through December 2010; and each benchmark has been particularly stronger and more stable than they were in 2009.  However, we expect to see increasing volatility until the global economy stabilizes.  Declining commodity pricing, typically results in a corresponding decrease in our revenues, gross profits and net income.  As such, we have adjusted the way we price some of our products and the overall results of operations for the year ended 2010 were consistent with our projections and we believe this will help to mitigate some of our volatility experienced in prior periods.

Gross profit increased 55% from $2,729,552 for the twelve months ended 2009 to $4,239,944 for the twelve months ended 2010, primarily due to increased volumes, more stabilized and increasing commodity pricing, and adjustments to certain contracts which further reduce our market exposure.  The Company was able to increase its margins in light of increased costs related to its contracted TCEP process.

Selling, general, and administrative expenses remained relatively unchanged; however when including merger related expenses they actually decreased 7% or $245,629 for the twelve months ended 2010 to $3,093,307 compared to $3,338,936 for the same period in 2009.  This decrease is primarily due to the absence of merger related expenses in 2010 some of which included legal expenses of approximately $75,000 specifically related to SEC filings, administrative and transitional costs.

We had net income of $1,228,426 for the twelve months ended December 31, 2010 compared to a net loss of $609,384 for the twelve months ended December 31, 2009, an increase in net income of $1,837,810 or 302% from the prior year’s period.  The increase in net income was largely due to maintaining similar selling, general, and administrative expenses as fiscal 2009, along with a 55% increase in gross profit for the year ended December 31, 2010, compared to the year ended December 31, 2009.

Liquidity and Capital Resources

The success of our current business operations is not dependent on extensive capital expenditures, but rather on relationships with feedstock suppliers and end-product customers, and on efficient management of overhead costs. However, we may incur future capital expenditures related to new TCEP facilities. Through these relationships, we have historically been able to achieve volume discounts in the procurement of our feedstock, thereby increasing the margins of our segments’ operations.  The resulting operating cash flow is crucial to the viability and growth of our existing business lines.

We had total assets of $12,863,217 as of June 30, 2011, compared to $8,139,345 at December 31, 2010.  This increase was partially due to $2,606,836 of net income which was generated during the six months ended June 30, 2011 as well as the $2,145,868 increase in inventory as of June 30, 2011, compared to December 30, 2010, along with the increase in our accounts receivable of $631,157 between June 30, 2011 and December 31, 2010. The increase in accounts receivable and inventory is partly due to commodity pricing which increases the carrying value of our inventory as well as timing of our sales.  In addition there was a $123,860 increase in the net value of the license for the TCEP technology (due to increased expenditures on such process offset by amortization on such asset), described below, all of which attributed to the increase in total assets as of June 30, 2011, compared to December 31, 2010.

Total current assets as of June 30, 2011 of $10,804,262, consisted of cash and cash equivalents of $2,526,326, accounts receivable, net, of $2,113,667, accounts receivable-related party of $3,900 (representing funds due to Vertex Recovery which entity is described in greater detail below under “Certain relationships and related Transactions”), inventory of $6,047,649, and prepaid expenses of $112,720.  Long term assets consisted of fixed assets, net, of $101,129, and a licensing agreement in the net amount of $1,957,826, which represents the value of the Company’s licensing agreement for the use of the thermal chemical extraction technology, net of amortization.  As of June 30, 2011, an additional $814,630 of development investments have been made to the thermal/chemical process technology and added to the original $1.4 million license value. The Company has fully paid CMT for the license for the thermal/chemical process as of the date of this prospectus.  Our cash, accounts receivable, inventory and accounts payable fluctuate and are somewhat tied to one another based on the timing of our inventory cycles and sales.

We had total liabilities of $7,051,828 as of June 30, 2011, compared to $5,600,472 at December 31, 2010.  This increase was largely due to the increase in commodity prices during the period ended June 30, 2011, which in turn increased the cost of the products we purchase and contributed to the increase in accounts payable.  At June 30, 2011, current liabilities consisted of accounts payable of $6,083,552, accounts payable – related parties of $968,276.  Accounts payable – related parties included amounts payable to CMT, H&H Oil Baytown, H&H Oil Austin and H&H Oil Corpus, which entities are majority-owned and controlled by our Chief Executive Officer and Chairman, Benjamin P. Cowart.

We had positive working capital of $3,752,434 as of June 30, 2011.  Excluding current liabilities to and current assets relating to related parties, our working capital was $4,716,810 as of June 30, 2011.  We had positive working capital of $1,228,617 as of December 31, 2010. Excluding current liabilities to related parties, our working capital was $1,635,890 as of December 31, 2010.  The $2,523,817 improvement in working capital from December 31, 2010 to June 30, 2011 is due to the net income of $2,606,836 which we generated for the six months ended June 30, 2011, the increased inventory of $2,145,868 (which increased total current assets), as well as the increase in our accounts receivable of $631,157 as of June 30, 2011, compared to December 31, 2010.

Our future operating cash flows will vary based on a number of factors, many of which are beyond our control, including commodity prices, the cost of recovered oil, and the ability to turn our inventory.  Other factors that have affected and are expected to continue to affect earnings and cash flow are transportation, processing, and storage costs.  Over the long term, our operating cash flows will also be impacted by our ability to effectively manage our administrative and operating costs.

In September 2010, the Company entered into a loan agreement with Bank of America Merrill Lynch (“Bank of America”). Prior to entering into the loan agreement, the Company satisfied in full all of its prior obligations owing to Regions Bank under the revolving line of credit agreement entered into in June 2009 and amended on May 25, 2010, which had an outstanding balance of $1,300,000 on June 30, 2010, and terminated such line of credit agreement. Regions released all of its previously held security agreements and financing statements.

Pursuant to the loan agreement, Bank of America agreed to loan up to $3,500,000 in the form of a revolving line of credit, which is expected to be used for feedstock purchases and general corporate purposes. The line of credit bears interest at the Bank of America LIBOR rate plus 3%, adjusted daily, and was due on September 16, 2011, but has been extended until December 31, 2011. As of June 30, 2011, there was no balance due on the Line of Credit, of which there was $2,950,000 available (based on the criteria set forth in the line of credit).

The financing arrangement discussed above is secured by all of the assets of the Company.  The management of the Company believes that with the financing arrangement, in addition to projected earnings, it will have sufficient liquidity to fund the Company’s operations for the foreseeable future, although it may seek additional financing to fund acquisitions or other development in the future.

In October 2010, we entered into a Sales Agreement, pursuant to which we agreed to purchase approximately 400,000 to 600,000 gallons of raw pyronaptha per month at a variable price per gallon formula, based on the prior week’s market prices of certain market indexes, for a term beginning on October 1, 2010 and ending on September 30, 2011. The agreement required the Company to provide a standby letter of credit in the amount of $900,000, which expired on October 14, 2011. To date there have been no draws against the letter of credit.  This letter of credit reduces the amount of available balance under the line of credit.  During the six months ended June 30, 2011, the required amount of the standby letter of credit was reduced to $550,000.

Our re-refining business will require significant capital to design and construct any new facilities other than the existing facility in Baytown, Texas, owned by CMT.  We have the right to use the existing facility in Baytown, Texas, pursuant to an Operating Agreement with CMT described above. We currently estimate that the cost to construct a new, fully functional full-scale commercial process at another location would be approximately $2.5 to $5.0 million, based on throughput capacity.  The facility infrastructure would be an additional capitalized expenditure to these proposed process costs and would depend on the location and site specifics of the facility.

We believe that cash from ongoing operations and our working capital facility will be sufficient to satisfy our existing cash requirements.   However, in order to implement our growth strategy, and pay our outstanding debts (as described above) we may need to secure additional financing in the future.

Additionally, as part of our ongoing efforts to maintain a capital structure that is closely aligned with what we believe to be the potential of our business and future growth, which is subject to cyclical changes in commodity prices, we will be exploring additional sources of external liquidity.  The receptiveness of the capital markets to an offering of debt or equities cannot be assured and may be negatively impacted by, among other things, debt maturities, current market conditions, and potential stockholder dilution. The sale of additional securities, if undertaken by the Company and if accomplished, may result in dilution to our shareholders. We cannot assure you, however, that future financing will be available in amounts or on terms acceptable to us, or at all.

There is currently only a limited market for our common stock, and as such, we anticipate that such market will be illiquid, sporadic and subject to wide fluctuations in response to several factors moving forward, including, but not limited to:

(1)	actual or anticipated variations in our results of operations;

(2)	our ability or inability to generate new revenues; and

(3)	the number of shares in our public float.

Furthermore, because our common stock is traded on the OTCBB, our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock. Additionally, at present, we have a limited number of shares in our public float, and as a result, there could be extreme fluctuations in the price of our common stock.  The total number of shares of common stock outstanding as of the date of this prospectus was 9,239,398 shares, and approximately 6.7 million of these shares are subject to Lock-up Agreements.  The Lock-up Agreements provide that until three years following the effective date of the Merger, shareholders subject to the Lock-Up Agreements cannot sell, assign, pledge or otherwise transfer any shares of common stock such holders beneficially own, without the Company's prior written consent.  Notwithstanding the foregoing, the Lock-up Agreements provide that the holders may transfer (i) all or any portion of the shares subject to the Lock-up Agreements commencing on the date that the closing price of our common stock has averaged at least $15.00 per share over a period of 20 consecutive trading days and the daily trading volume over the same 20-day period has averaged at least 7,500 shares; (ii) all or any portion of the shares as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound by the restrictions set forth in the Lock-up Agreement, (iii) all or any portion of the shares to any trust for the direct or indirect benefit of the holder or the immediate family of the holder, provided that the trustee of the trust agrees to be bound by the restrictions set forth in the Lock-up Agreement, and provided further that any such transfer shall not involve a disposition for value, and (iv) in any given three-month period commencing on the one-year anniversary of the effective date of the Merger, up to that number of shares equal to 5% of the total number of shares then beneficially owned by such holder.  The Lock-Up Period expires and the shareholders are able to freely trade the shares they hold without any contractual restriction on such shares on April 16, 2012.

Additionally, the Company has approximately 4.4 million shares of Series A Preferred Stock issued and outstanding as of the date of this prospectus.  Among the other rights of the Series A Preferred Stock, each share of Series A Preferred Stock can be converted into one (1) share of common stock, provided that prior to the three-year anniversary of the Merger (April 16, 2012), no holder may, in any given three-month period, convert more than that number of shares of Series A Preferred Stock that equals 5% of the total number of shares of Series A Preferred Stock then beneficially owned by such holder.  Additionally, holders may convert only up to that number of shares of Series A Preferred Stock, such that upon conversion, the aggregate beneficial ownership of the Company’s common stock held by any such holder does not exceed 4.99% of the Company’s common stock then outstanding.

We believe that our stock prices (bid, ask and closing prices) may be entirely arbitrary, may not relate to the actual value of the Company, and may not reflect the actual value of our common stock (and may reflect a lower value). Shareholders and potential investors in our common stock should exercise caution before making an investment in the Company, and should not rely on the publicly quoted or traded stock prices in determining our common stock value, but should instead determine the value of our common stock based on the information contained in the Company's public reports, industry information, and those business valuation methods commonly used to value private companies.

We may seek to explore the listing of our common stock on the NASDAQ, NYSE, or AMEX exchanges or another national securities exchange in the future.  We believe that the listing of our securities on a national exchange will facilitate the Company’s access to capital, from which certain acquisitions and capital investments might be financed.    Until meeting the listing requirements of a national securities exchange and our Board of Directors determining such listing is in our best interests, we expect that our common stock will continue to be eligible to trade on the OTCQB and OTCBB, or on the "pink sheets," where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock.

Cash flows for the six months ended June 30, 2011 compared to the six months ended June 30, 2010

	Six Months Ended June
	2011	2010
	(unaudited)
Beginning cash and cash equivalents	$744,313	$514,136

Net cash provided by (used in):
Operating activities	2,005,013	1,253,237
Investing activities	(227,000)	(267,555)
Financing activities	4,000	1,058,178

Net increase in cash and cash equivalents	1,782,013	2,043,860

Ending cash and cash equivalents	$2,526,326	$2,557,996

Operating activities provided cash of $2,005,013 for the six months ended June 30, 2011 as compared to providing $1,253,237 of cash during the corresponding period in 2010.  Our primary sources of liquidity are cash flows from our operations and the availability to borrow funds under our line of credit with Bank of America, as described above.  The primary reasons for the increase in cash provided by operating activities are related to $2,606,836 of net income, $1,490,353 of increase in accounts payable and $561,003 of increase in accounts payable-related parties, for the six months ended June 30, 2011, offset by $2,145,868 of increase in inventory, and a $631,157 increase in accounts receivable. In April 2011, we entered into a marketing agreement with a strategic petroleum products trading company where we will jointly procure and market black oil feedstock and split the gross profit resulting in the sale equally. As such, the inventory related to this venture has been paid for and the cost associated has been partially reimbursed to us; however no gross profit has been recognized and will not be until product is sold.  Additionally, non-cash expense related to stock compensation expense (associated with the vesting of previously granted options to management) provided $61,680 of liquidity for the six months ended June 30, 2011 and depreciation and amortization contributed $78,301 of net cash.

Investing activities used cash of $227,000 for the six months ended June 30, 2011 as compared to having used $267,555 of cash during the corresponding period in 2010.  Investing activities for the six months ended June 30, 2011 are comprised of $194,726 in cash payments related to the license of TCEP and $32,274 of purchase of fixed assets.

Financing activities provided $4,000 during the six months ended June 30, 2011 resulting from proceeds from the exercise of common stock warrants.

In January 2010, the Company began a private placement offering to accredited investors only of up to 2,000,000 units (the “Series B Offering”), each consisting of (a) one share of Series B Preferred Stock; and (b) one three year warrant to purchase one share of common stock of the Company at an exercise price of $2.00 per share (each a “Unit”), which offering has since closed.  We also agreed to grant investors in the offering piggy-back registration rights in connection with the shares of common stock issuable in connection with the conversion of the Series B Preferred Stock and the shares of common stock underlying the exercise of the warrants sold in the Offering for eighteen months following the date of the sale of each of the Units; provided that such investors have agreed to waive those rights in connection with this offering. The shares of Series B Preferred Stock are convertible at the option of the holder into shares of our common stock at the rate of one for one, automatically convert into common stock if our common stock trades for at least ten consecutive trading days over $2.00 per share, accrue quarterly dividends at the rate of 12% per annum, and are required to be redeemed by the Company, if not converted prior to such redemption date, on the third anniversary of the issuance date of such shares at a redemption rate of $1.00 per share. The dividends are recorded as interest expense, due to the preferred stock being classified as a liability.

From February to May 2010, the Company sold 600,000 Units and raised $600,000 in connection with the Series B Offering.  These 600,000 shares of Series B Preferred Stock were issued and outstanding until June 15, 2011 at which point they were converted into common stock as described below.

The Mandatory Conversion provision of the Series B Stock provided that if the closing sales price of the Company’s common stock was equal to or greater than $2.00 per share for a period of ten (10) consecutive trading days (as occurred between June 2 and June 15, 2011), each share of Series B Stock, without any required action by any holder of such Series B Stock, automatically converts into one (1) share of common stock of the Company (the “Automatic Conversion”).  In connection with the Automatic Conversion, each Series B Stock was automatically converted into common stock effective June 15, 2011, and such Series B Stock and all rights thereunder were automatically terminated and cancelled.

Net Operating Losses

We intend to take advantage of any potential tax benefits related to net operating losses (“NOLs”) acquired as part of the World Waste merger.  As a result of the merger we acquired approximately $42 million of net operating losses that may be used to offset taxable income generated by the Company in future periods.

It is possible that the Company may be unable to use these NOLs in their entirety.  The extent to which the Company will be able to utilize these carry-forwards in future periods is subject to limitations based on a number of factors, including the number of shares issued within a three-year look-back period, whether the merger is deemed to be a change in control, whether there is deemed to be a continuity of World Waste’s historical business, and the extent of the Company’s subsequent income. As of December 31, 2010, the Company had utilized $1,439,866 of these NOLs leaving approximately $39.8 million of potential NOLs of which we expect to utilize approximately $2.6 million for the six months ended June 30, 2011.

Critical Accounting Policies and Use of Estimates

Our financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Management regularly evaluates its estimates and judgments, including those related to revenue recognition, goodwill, intangible assets, long-lived assets valuation, and legal matters. Actual results may differ from these estimates. (See Note 2 to the audited financial statements included here with).

The Company evaluates the carrying value and recoverability of its long-lived assets within the provisions of the FASB ASC regarding long-lived assets.  It requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets.  Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

Revenue Recognition.  Revenue for each of the Company’s divisions is recognized when persuasive evidence of an arrangement exists, goods are delivered, sales price is determinable, and collection is reasonably assured. Revenue is recognized upon delivery by truck and railcar of feedstock to its re-refining customers and upon product leaving the Company’s terminal facilities via barge.

Legal Matters.  Accruals are established for legal matters when, in our opinion, it is probable that a liability exists and the liability can be reasonably estimated. Actual expenses incurred in future periods can differ materially from accruals established.

Stock Based Compensation

The Company accounts for share-based expense and activity in accordance with FASB ASC Topic 718, which establishes accounting for equity instruments exchanged for services. Under this provision share-based compensation costs are measured at the grant date, based on the calculated fair value of the award, and are recognized as an expense over the employee’s requisite service period, generally the vesting period of the equity grant.

Share-based payments to non-employees are measured at the grant date, based on the calculated fair value of the award, and are recognized as an expense over the service period, generally the vesting period of the equity grant. The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, expected option term, expected volatility of the stock over the option’s expected term, risk-free interest rate over the option’s expected term, and the expected annual dividend yield. The Company believes that the valuation technique and approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the stock options granted.

Basic and Diluted Loss per Share

Basic and diluted loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

License Agreement Development Costs

The Company capitalizes costs to improve any acquired intangible asset which is specifically identifiable, and has a definite life. All other costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with the FASB ASC Topic 740.  The Company records a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and when temporary differences become deductible.  The Company considers, among other available information, uncertainties surrounding the recoverability of deferred tax assets, scheduled reversals of deferred tax liabilities, projected future taxable income, and other matters in making this assessment.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued ASC Topic 810-10-15, “Consolidation-Variable Interest Entities,” or Topic 810-10-15.  Topic 810-10-15 improves financial reporting by enterprises involved with variable interest entities and provides more relevant and reliable information to users of financial statements.  Topic 810-10-15 is effective as of the beginning of the first annual reporting period that begins after November 15, 2009 and for interim periods within that first annual reporting period.  We adopted Topic 810-10-15 on January 1, 2010, but it did not have a material impact on our consolidated financial statements.

Market Risk

Our revenues and cost of revenues are affected by fluctuations in the value of energy related products.  We attempt to mitigate much of the risk associated with the volatility of relevant commodity prices by using our knowledge of the market to obtain feedstock at attractive costs, by efficiently managing the logistics associated with our products, by turning our inventory over quickly, and by selling our products into markets where we believe we can achieve the greatest value.  We believe that the current downward trend in natural gas prices coupled with increasing crude oil prices provides an attractive margin opportunity for our TCEP.

BUSINESS
History

Vertex was formed as a Nevada corporation on May 14, 2008.  Pursuant to an Amended and Restated Agreement and Plan of Merger dated May 19, 2008, by and between Vertex Holdings, L.P. (formerly Vertex Energy, L.P.), a Texas limited partnership ("Vertex LP"), us, World Waste Technologies, Inc., a California corporation (“WWT” or “World Waste”), Vertex Merger Sub, LLC, a California limited liability company and our wholly-owned subsidiary ("Merger Subsidiary"), and Benjamin P. Cowart, our Chief Executive Officer, as agent for our shareholders (as amended from time to time, the “Merger Agreement”), and effective on April 16, 2009, World Waste merged with and into Merger Subsidiary, with Merger Subsidiary continuing as the surviving corporation and becoming our wholly-owned subsidiary (the "Merger"). In connection with the Merger, (i) each outstanding share of World Waste common stock was cancelled and exchanged for 0.10 shares of our common stock; (ii) each outstanding share of World Waste Series A preferred stock was cancelled and exchanged for 0.4062 shares of our Series A preferred stock; and (iii) each outstanding share of World Waste Series B preferred stock was cancelled and exchanged for 11.651 shares of our Series A preferred stock.

Additionally, as a result of the Merger, as the successor entity of World Waste, we assumed World Waste’s filing obligations with the Securities and Exchange Commission and our common stock began trading on the Over-The-Counter Bulletin Board under the symbol “VTNR.OB” effective May 4, 2009.  The previous trading symbol on the Over-The-Counter Bulletin Board was “WDWT.OB”.  Finally, as a result of the Merger, the common stock of World Waste was effectively reversed one for ten (10) as a result of the exchange ratios set forth in the Merger, and unless otherwise noted, the impact of such effective reverse stock split, created by the exchange ratio set forth above, is retroactively reflected throughout this prospectus.

Operations

Please see the “Glossary of Selected Terms” incorporated by reference hereto as Exhibit 99.1, for a list of abbreviations and definitions used throughout this prospectus.

We are an environmental services company that recycles industrial waste streams and off-specification commercial chemical products. Our primary focus is recycling used motor oil and other petroleum by-products.  We purchase these wastes from an established network of local and regional collectors and generators.  We manage the transport, storage and delivery of the aggregated feedstock and product streams to end users.  Our Company operates in two divisions. Our Black Oil division aggregates used motor oil from third-party collectors and sells used oil to our customers for use as a feedstock or replacement fuel for industrial burners. Our Refining and Marketing division aggregates and manages the re-refinement of used motor oil and other petroleum by-products and sells the re-refined products to our customers.

Black Oil Division

           Our Black Oil division, which has been in business since 2001, aggregates and sells used motor oil. We have a network of approximately 50 suppliers that collect used oil from businesses such as oil change service stations, automotive repair shops, manufacturing facilities, petroleum refineries, and petrochemical manufacturing operations.  We purchase the used oil from collectors and manage the logistics of transport, storage and delivery to our customers.  Typically, we sell used oil in bulk to ensure efficient delivery by truck, rail, or barge.  In many cases, we have contractual purchase and sale agreements with our suppliers and customers, respectively. We believe these contracts are beneficial to all parties involved because it ensures that a minimum volume is purchased from collectors, a minimum volume is sold to our customers, and we are insulated from inventory risk by a spread between the costs to acquire used oil and the revenues received from the sale and delivery of used oil.

Refining and Marketing Division

           Our Refining and Marketing division, which has been in business since 2004, aggregates used motor oil, petroleum distillates, transmix and other off-specification chemical products. These feedstock streams are purchased from pipeline operators, refineries, chemical processing facilities and third-party providers. We have toll-based processing agreements in place with Cedar Marine Terminal and KMTEX to re-refine these feedstock streams, under our direction, into various end products that we specify.  Cedar Marine Terminal is a related party and uses the proprietary TCEP process technology to re-refine used oil into marine fuel cutterstock and a higher-value feedstock for further processing.  KMTEX uses industry standard processing technologies to re-refine our feedstocks into pygas, gasoline blendstock and marine fuel cutterstock.  We sell all of our re-refined products directly to end-customers or to processing facilities for further refinement.

Biomass Renewable Energy

We are also continuing to work on joint development commercial projects which focus on the separation of municipal solid waste into feedstocks for energy production.  We are very selective in choosing opportunities that we believe will result in value for the shareholders of Vertex.  We can provide no assurance that the ongoing venture will successfully bring any projects to a point of financing or successful construction and operation.

Thermal Chemical Extraction Process

We have a worldwide, perpetual, royalty free license with Cedar Marine Terminal to the patent pending TCEP process, and the right to use the technology in any future production facilities we may build.  TCEP is a process which uses thermal and chemical dynamics to extract impurities from used oil which increases the value of the feedstock.  We currently sell the TCEP final product as fuel oil cutterstock. We intend to continue to develop the TCEP process and design with the goal of producing additional re-refined products including lubricating base oil.

We currently estimate the cost to construct a new, fully -functional, commercial facility with annual processing capacity of between 25 and 30 million gallons at another location would be approximately $2.5 to $5.0 million, which could fluctuate based on throughput capacity.  The facility infrastructure would require additional capitalized expenditures which would depend on the location and site specifics of the facility.

Our Industry

Vertex competes primarily in the used motor oil market, as well as in the markets for the refining and trading of petroleum by-products and petrochemical products. The petroleum waste industry is driven by the financial and environmental benefits of recycling as well as by the amount of petroleum waste generated each year. We believe used motor oil is among the largest segments of petroleum by-products and that approximately 1.4 billion gallons of used oil are generated in the U.S. annually of which approximately 1 billion gallons are recycled.  The market value of recycled oil is based, in large part, on its end use. Typically, recycled motor oil is either burned as an industrial fuel with pricing driven by the cost of competing fuels including natural gas or it is re-refined into higher value end-products including lubricating base oils, fuel oil cutterstock  or transportation fuels with pricing driven by the markets for competing petroleum-derived products. The extent to which the financial benefits of recycling used oil are realized is driven by operating efficiency in aggregating, storing and transporting used oil supply; the extent to which the used oil is re-refined; and the price spread between natural gas and crude oil.  As of the date of this prospectus, the approximate market price for used oil is $1.80 per gallon and the approximate price for lubricating base oil ranges from $4.50 to $5.50 per gallon.  Based on a U.S. Department of Energy Study dated July 2006, approximately 83% of recycled oil is burned and 17% is re-refined representing a $2.3 billion market assuming an average price of $1.80 per gallon for 830 million gallons of oil burned annually and $5.00 per gallon for 170 million gallons of used oil re-refined annually.

As with the financial benefits of recycling used oil, the environmental benefits are also driven by its end use. Environmental regulations prohibit the disposal of used oil in sewers or landfills because used motor oil is insoluble and contains heavy metals and other contaminants that make it detrimental to the environment if improperly disposed.  Compared to burning used oil as an industrial fuel, re-refined oil significantly reduces the amount of toxic heavy metals and greenhouse gases and other pollutants introduced into the environment.  In addition, the use of re-refined motor oil conserves petroleum which would have otherwise been refined into virgin base stock oil.

The used oil recycling industry is comprised of multiple participants including generators, collectors, aggregators, processors, and end users.  Generators are entities that generate used oil through their daily operations such as automotive businesses conducting oil changes on consumer and commercial vehicles and industrial users changing lubricants on machinery and heavy equipment. Collectors are typically local businesses that purchase used oil from generators and provide on-site collection services. The collection market is highly fragmented and we believe there are more than 700 used oil collectors in the United States.   Aggregators are specialized businesses that purchase used oil and petroleum by-products from multiple collectors and sell and deliver it as feedstock to processors or as fuel for use in industrial burners.  Processors, or re-refineries, utilize a processing technology to convert the used oil or petroleum by-product into a higher-value feedstock or end-product.

Conventional re-refineries typically employ vacuum distillation and hyrdotreating processes to transform used oil into various grades of base oil.  Vacuum distillation is a process that removes emulsified contaminated water and separates used oil into base oil lubricant and light fuels.  The base oil is then hyrdotreated to remove impurities such as sulfur, chlorine, and oxygen and to stabilize the end product.  A re-refined base oil is of equal quality and will last as long as a virgin base oil.  In addition, other re-refining processes transform used oil into product grades slightly lower than base oil that can be used as industrial fuels or transportation fuel blendstocks.

We believe that the used oil recycling market has significant growth potential through increasing the percentage of recycled oil that is re-refined rather than burned as a low cost industrial fuel. We believe that the financial and environmental benefits of re-refining used oil combined with consumer and commercial demand for high-quality, environmentally responsible products will drive growth in demand for re-refined oil and re-refining capacity in the United States.  For example, if an additional 10% of the used oil recycled each year were re-refined rather than burned, the market would grow by approximately $320 million or 14%.  Furthermore, we believe that increasing consumer and industrial awareness of the environmental impact of improperly disposing used oil may drive additional market growth as approximately 30% of the used oil generated each year is improperly disposed rather than recycled.

Used motor oil is burned by various users such as asphalt companies, paper mills and industrial facilities as an alternative to their base load natural gas or other liquefied fuels, to offset operational costs.  Therefore, the commercial price of used oil is typically slightly less than natural gas.  Similarly, re-refined oil is used as a substitute for various virgin petroleum-based products with pricing driven by the market price of crude oil.  Since there is not an active marketplace for used and re-refined oil prices, we use the prices of natural gas and crude as benchmarks in our industry.  Typically, the spread between crude and natural gas prices is an accurate proxy for the potential incremental value of re-refining used oil.  Over the past few years, this spread has been increasing, resulting in higher profit margins for re-refineries.

The majority of lubricating base oil is produced by major refineries such as ConocoPhillips, Exxon Mobil, and Chevron.  Refineries process crude oil into diesel fuel, lubricating oil, gasoline, jet fuel, and other hydrocarbon products.  According to IBISWorld, a market research firm, the size of the US petroleum refining industry was estimated at $664 billion in 2010 and approximately 6.6 billion barrels of crude oil were refined. Approximately 0.5 gallons of lubricant can be refined from a barrel of crude oil which implies that approximately 3.3 billion gallons of lubricating oils are refined annually.  Much of this output is sold to firms that specialize in blending base oil into products such as motor oil, brake fluids, lubricating grease, and hydraulic fluids.  IBISWorld estimates the size of the US lubricant manufacturing industry was $12.7 billion in 2010 and is forecasted to grow to $13.9 billion by 2016.  Key among the growth drivers is an industry shift toward using more efficient and environmentally friendly products which include re-refined motor oil.

Our Competitive Strengths

Large, Diversified Feedstock Supplier Network.  We have a network of approximately 50 feedstock suppliers that collect from various business segments including oil change service stations, automotive repair shops, manufacturing facilities, petroleum refineries and petrochemical manufacturing operations, as well as brokers.  We believe our diverse network of feedstock suppliers reduces our reliance on any single supplier and the risk of not fulfilling our minimum feedstock sale quotas.  During the six month period ending June 30, 2011, we aggregated approximately 27 million gallons of feedstock.

Strategic Relationships.   We have established relationships with key feedstock suppliers, storage and transportation providers, oil re-refineries, and end-user customers.  We believe our relationships with these parties are strong, in part due to our high level of customer service, competitive prices, and our ability to contract (for purchase or sale) long-term, minimum monthly feedstock commitments.  We believe that our strategic relationships could lead to contract extensions and expanded feedstock supply or purchase agreements.

Proprietary Technology.   Our proprietary TCEP produces a fuel oil cutterstock for the fuel oil market or a refining feedstock. We are able to build TCEP re-refining facilities at a significantly lower cost than conventional re-refineries. We believe this is a significant competitive advantage because it will enable us to economically expand our geographic footprint and move closer to new feedstock sources and end customers.

Logistics Capabilities. We have extensive expertise and experience managing feedstock supply chain logistics and multimodal transportation services to customers who purchase our feedstock or higher-value, re-refined products. We believe that our scale, expertise, and contracts enable us to cost effectively transport product and consistently meet our customers’ volume, quality and delivery schedule requirements.

Scale of Operations.  We believe that the size and scale of our operations is a significant competitive advantage when competing for new business and maintaining existing customer relationships.  Price is one of the main competitive factors in the feedstock collection industry and because we are able to effectively leverage our fixed operating costs and economies of scale, we believe that our prices are competitive.  Through our network of suppliers and customers, we aggregate a large amount of supply and demand for feedstock, which enables us to enter into minimum purchase or sale contracts as well as accept large volume orders year round.  We believe this is a competitive advantage because it minimizes our suppliers’ inventory risk and ensures our customers’ minimum order volumes are satisfied.  In addition, we believe our end customers prefer to work with an exclusive supplier rather than manage multiple vendors.

Strong Position in Growing Oil Recycling Industry.  We believe that the demand for recycled oil products will continue to increase as businesses and consumers seek to purchase high-quality, cost competitive lubricants and fuels while lowering their impact on the environment. We believe that we are well positioned to capitalize on this trend because of the scale of our used oil aggregation operations, our key strategic relationships, and our proprietary TCEP technology.

Management Team.   We are led by a management team with expertise in petroleum recycling, finance, operations, and re-refinement technology.  Each member of our senior management team has more than 15 years of industry experience.  We believe the strength of our management team will help our success in the marketplace.

Vertex Strategy

The Principal elements of our strategy include:

Grow our Core Business. Our focus is to continue to supply used motor oil and other petroleum by-product feedstock, as well as our re-refined products to existing customers and to cultivate additional feedstock supply volume by expanding relationships with existing suppliers and developing new supplier relationships. We will seek to maintain good relations with existing suppliers, customers and vendors and the high levels of customer service necessary to maintain these businesses. We also plan to seek to develop relationships with additional re-refining facilities to serve as such facilities’ primary and exclusive feedstock provider.

Re-Refine Higher Value End Products.  We intend to develop, lease, or acquire technologies to re-refine our feedstock supply into higher-value end products, including assets or technologies which complement TCEP.  Currently, we are using TCEP to re-refine used oil feedstock into cutterstock for use in the marine fuel market.  We believe that the expansion of TCEP facilities and our technology, and investments in additional technologies, will enable us to upgrade feedstock into end products, including lubricating base oil, that command higher market prices than the current re-refined products we produce.

Expand TCEP Re-Refinement Capacity.  We intend to expand our licensed TCEP capacity by building our own TCEP facilities to re-refine feedstock.  We believe the TCEP process has a distinct competitive advantage over conventional re-refining technology because it produces a high-quality, fuel oil product, and the capital expenditures required to build a TCEP processing plant are significantly lower than a comparable conventional re-refining facility.  By continuing the transition from our historical role as a value-added logistics provider to operating as a re-refiner, we believe we will be able to leverage our existing feedstock supply network and aggregation capabilities to upgrade a larger percentage of our feedstock inventory into higher value end products which we believe should drive increased revenue and gross margins. We intend to build TCEP facilities near the geographic location of substantial feedstock sources where we have relationships with through our aggregation business.  By establishing TCEP facilities near proven feedstock sources, we seek to lower our transportation costs and lower the risk of operating plants at low capacity.

Pursue Selective Strategic Relationships Or Acquisitions.  We plan to grow market share by consolidating feedstock supply through partnering with or acquiring collection and aggregation assets.  Such acquisitions and/or partnerships could increase our revenue and provide better control over the quality and quantity of feedstock available for resale and/or upgrading as well as providing additional locations for the implementation of TCEP.

Alternative Energy Project Development. We will continue to evaluate and potentially pursue various alternative energy project development opportunities.  These opportunities may be a continuation of the projects sourced originally by World Waste and/or may include new projects initiated by us.

Products and Services

We generate substantially all of our revenue from the sale of four categories of product.  All of these products are commodities subject to various degrees of product quality and performance specifications.  We believe that our scale, customer service and logistics expertise enable us to compete effectively and retain and grow our customer relationships.

Used Motor Oil

Used motor oil is a petroleum-based or synthetic lubricant that contains impurities such as dirt, sand, water, and chemicals.

Fuel Oil

Fuel Oil is a distillate fuel which is typically blended with lower quality fuel oils.  The distillation of used oil and other petroleum by-products creates a fuel with low viscosity and low sulfer, ash, and heavy metal content, making it an ideal blending agent.

Pygas

Pygas, or pyrolysis gasoline, is a product that can be blended with gasoline as an octane booster or it can be distilled and separated into its components, including benzene and other hydrocarbons.

Gasoline Blendstock

Naphthas and various distillate products used for blending or compounding into finished motor gasoline. These components can include reformulated gasoline blendstock for oxygenate blending (RBOB) but exclude oxygenates (alcohols, ethers), butane, and pentanes plus.

Suppliers

Vertex conducts business with a network of approximately 50 suppliers that collect used oil from businesses such as oil change service stations, automotive repair shops, manufacturing facilities, petroleum refineries, and petrochemical manufacturing operations. We are party to two feedstock purchase agreements with separate third parties, pursuant to which such third parties have agreed to supply us with feedstock.  These agreements provide for us to purchase a range of volumes from all the seller produces in the normal course of business of up to approximately 5.9 million gallons per month.  These agreements operate on a month-to-month basis. with certain ones providing for a month to month extension after the termination date.  The purchase price per gallon for each agreement is based on a discount to the market price of certain average weekly oil prices listed on the “Platts Oilgram Price Report”.  These feedstock purchase agreements represented approximately 21% of the 27 million gallons of feedstock we aggregated during the six month period ending June 30, 2011.  In addition, approximately 25% to 35% of our total feedstock is supplied by Vertex Recovery, a related party.

Customers

The Black Oil division sells used oil and other feedstock to numerous customers in the Gulf Coast and Midwest parts of the United States.  The primary customers of its products are blenders and industrial burners, as described above as well as re-refiners of the feedstock.  The Black Oil Division is party to two feedstock sale agreements.  The first feedstock sale agreement has a term extending through December 31, 2012, subject to the terms of the agreement.  The agreement is also terminable by either party with thirty days notice of a material breach that is not cured.  The sale agreement requires that we provide between 8,000 and 22,000 barrels per calendar month of used oil product (“Recovery Oil”) during the term of the agreement; provides that the buyer shall have the right of first refusal to purchase additional Recovery Oil from us, which is procured within 300 miles of their current location; and provides that the buyer pay us a price per barrel equal to our direct costs, plus certain commissions based on the quality and quantity of the Recovery Oil we supply.  The Second feedstock sale agreement requires us to provide approximately 1,600 barrels per month of used oil product, which agreement currently operates on a month-to-month basis.

The Refining and Marketing division does not rely solely on contracts, but also on the spot market to support the sale of its end products, which are commodities. We are party to two supply agreements.  The first sale agreement requires us to provide between 800 and 2,500 barrels of marine fuel cutterstock per day to a separate buyer pursuant to a 24 month contract which expired in July 2011; however the parties are still operating under the terms of the now expired agreement, which provides that the buyer pay us a price per gallon based on a premium to the market price of certain average weekly oil prices listed on the “Platts Oilgram Price Report”. The Second sale agreement requires us to provide 9,500 barrels per month of Pygas feedstock to a separate buyer pursuant to a 12 month contract entered into in October 2010, and provides that the buyer pay us a price per gallon based on a discount to the market price of certain average monthly oil price indices.

Vertex has and expects to continue to maintain positive working relationships with its customers.

Competition

The industrial waste and brokerage of petroleum products industries are highly competitive. There are numerous small to mid-size firms that are engaged in the collection, transportation, treatment and brokerage of virgin and used petroleum products. Competitors include, but are not limited to: Safety-Kleen, Rio Energy, Inc., and FCC Environmental (formerly Siemens Hydrocarbon Recovery Services). These competitors actively seek to purchase feedstock from local, regional and industrial collectors, refineries, pipelines and other sources. Competition for these feedstocks may result in increasing prices to obtain used motor oil and transmix feedstocks critical to the success of Vertex’s business. In order to remain competitive, Vertex must control costs and maintain strong relationships with its feedstock suppliers. Vertex’s network of approximately 50 feedstock suppliers minimizes the reliance on any single supplier. A portion of the sales of the aggregated used motor oil product are based on supply contracts which include a range of prices which change based on feedstock quality specifications and volumes. This pricing structure helps to insulate Vertex from inventory risk by ensuring a spread between costs to acquire used motor oil feedstock and the revenues received for delivery of the feedstock. Vertex believes that price and service are the main competitive factors in the used motor oil collection industry. Vertex believes that its ability to accept large volumes of oil year round gives it an advantage over many of its competitors. Vertex also believes that its storage capacity and ability to process the streams of products that it receives and its ability to transport the end product through barge, rail and truck gives it an advantage over many of its competitors in the refining industry.

Although Mr. Cowart and certain other key employees of Vertex are prohibited from competing with Vertex while they are employed with Vertex and for six months thereafter, none of such individuals will be prohibited from competing with Vertex after such six month period ends. Additionally, none of Mr. Cowart’s affiliated companies, including Vertex LP, are prohibited from competing with Vertex.  Accordingly, any of these individuals or entities could be in a position to use industry experience gained while working with Vertex to compete with Vertex. Such competition could increase Vertex’s costs to obtain feedstocks, and increase its costs for contracting use of operating assets and services such as third party refining capacity, trucking services or terminal access. Furthermore, such competition could distract or confuse customers, reduce the value of Vertex’s intellectual property and trade secrets, or result in a reduction in the prices Vertex is able to obtain for its finished products. Any of the foregoing could reduce Vertex’s future revenues, earnings or growth prospects.

Employees

Vertex has 12 full-time employees and 1 independent contractor.  We believe that our relations with our employees are good.

Seasonality

The industrial hydrocarbon recovery business is seasonal to the extent that it is dependent on streams from seasonal industries. For example, asphalt plants burn recycled waste oil in their process, placing pricing and supply availability constraints on the industry during the good weather construction and road building seasons. In Vertex’s current markets, road paving typically occurs from late spring to early fall. Therefore, it is somewhat easier to procure certain waste streams during winter months when competition for used motor oil feedstock has historically not been as strong.  Currently we are seeing increased demand for used motor oil feedstocks throughout the year due to the addition of re-refining technologies in the marketplace.

Regulation

Vertex operates in a highly regulated and competitive environment that is subject to change, particularly in the area of environmental compliance. Its operations are regulated by federal, state, county and, in some jurisdictions, city regulations. Vertex’s compliance challenges arise from various legislative and regulatory bodies influenced by political, environmental, health and safety concerns.

For example, changes in federal regulations relating to the use of methyl tertiary butyl ether and new sulfur limits for product shipped on domestic pipelines resulted in tightened specifications of gasoline blendstock that Vertex was refining, causing a corresponding decrease in revenue and gross margin growth during 2006, as compared to prior years. This change in regulation, as well as other emission-related regulations, had a material impact on the entire petroleum industry, and Vertex adapted and managed its operations to finding materials better suited to comply with these regulations.  As such, it is possible that future changes in federal regulations could have a material adverse effect on Vertex’s results from operations.

Vertex must also obtain and maintain a range of federal, state and local permits for its various logistical needs as well as its planned industrial processes.

Facilities

Vertex sub-leases office space from Vertex LP at its current principal executive office located at 1331 Gemini St., Houston, Texas 77058. The office rent is approximately $6,600 per month for 3,250 square feet of space, and the facility lease expires in June 2012.

Vertex leases approximately 30,000 barrels in storage capacity for its Black Oil division at CMT, located in Baytown, Texas. The monthly lease expense is $22,500 and the lease expired in March 2011; however, the parties have agreed to an extension of the lease with the same terms and conditions through June 2012; provided that the terms of such extension are still subject to the approval of the Related Party Transaction Committee.

Vertex leases approximately 45,000 barrels in storage capacity for its Refining and Marketing Division at CMT, located in Baytown, Texas.  The monthly lease expense is $45,000 and the lease expired in March 2011; however, the parties have agreed to an extension of the lease with the same terms and conditions, other than an increase in the monthly lease expense to $49,500, through June 2012; provided that the terms of such extension are still subject to the approval of the Related Party Transaction Committee.

           We believe that our current facilities are suitable and adequate to meet our current needs, and that suitable additional or substitute space will be available as needed.

Third Party And Related Party Relationships

We currently have no significant capital assets and instead contract on a fee-paid basis for the use of all assets we deem to be necessary to conduct our operations, from either independent third-parties or related-parties, pursuant to the Operating Agreement, described below, and other related party agreements described in greater detail in our Report on Form 8-K/A, filed with the Commission on June 26, 2009. These assets are made available to us at market rates which are periodically reviewed by the Related Party Transaction Committee of the Company’s Board of Directors.

We also have a Processing Agreement in place with KMTEX, pursuant to which KMTEX has agreed to process feedstock of certain petroleum distillates, which we provide to KMTEX, into more valuable feedstocks, including pygas, gasoline blendstock and cutterstock, which agreement expires on June 30, 2011, provided that Vertex believes that it will be able to renew or extend such agreement subsequent to the expiration of such term.  In connection with and pursuant to the agreement, we pay KMTEX certain monthly tank rental fees, truck and rail car fees, and processing fees based on the weight of the material processed by KMTEX, as well as certain disposal fees and other fees.

The following summarizes the related-party contracts and relationships, as well as the risks if such contracts or relationships are terminated:

Related Party
	CrossRoad Carriers (“CRC”)	Vertex Recovery And Subsidiaries (“VR”)	Cedar Marine Terminal (“CMT”)

Services Performed:	CRC is a transportation company engaged in the transporting of petroleum fuels, bio fuels and chemicals.
VR is a generator solutions company for the proper recycling and management of petroleum products. VR receives petroleum products from various third parties and generally works as a broker for used petroleum products. VR is a “third party supplier” – a company that collects feedstock from various generators and then resells such feedstock.

CMT is a marine terminal that is engaged in the storage and terminaling of petroleum fuels. CMT is contracted to store products for Vertex as well as for third parties.

CMT is the operator of our TCEP.

Ownership:
95.1% owned by Vertex LP and affiliated with Benjamin P. Cowart, Vertex’s Chairman and Chief Executive Officer, who serves as the general partner of CRC through VTX, Inc., an entity owned by Mr. Cowart.
	99% owned by Vertex LP, whose general partner is VTX.	99% owned by Vertex LP and controlled by Mr. Cowart through his ownership of VTX.

Existing Terms:
CRC provides transport services for Vertex as well as for various third parties.

Historically, approximately 90% of CRC’s revenue has been generated from the Company, and an additional 10% from companies affiliated with Vertex LP. In addition, approximately 60% of the feedstock that comes into Vertex is transported by CRC, and 85-90% of Vertex’s trucking needs are fulfilled by CRC.

In connection with the Merger, Vertex LP and Vertex entered into a Services Agreement pursuant to which CRC agreed to continue to perform services for Vertex at market rates.

VR sells products to Vertex and/or acts as a broker in connection with sales. VR’s established business practice is for Vertex to have the first option to accept or not to accept any feedstock streams which VR becomes aware of at the current market price.

No written agreements or understandings currently exist between VR and Vertex other than the Services Agreement, described below.

Approximately 25-35% of Vertex’s total feedstock comes from VR.

Vertex has a lease agreement with the Terminal.

CMT provides terminaling services to Vertex pursuant to a Services Agreement and Operating and Licensing Agreement.

Pursuant to the Operating and Licensing Agreement (described in greater detail below), Vertex has the right to license the TCEP technology from CMT at a price equal to the documented net development costs of such technology. CMT operates the actual TCEP technology and Vertex pays an operations fee to CMT. Although Vertex LP and Vertex are the only entities currently using the TCEP technology, because the license is non-exclusive, CMT may license the technology to other parties and/or sell the technology outright. CMT currently provides terminaling services to Vertex’s competitors and may increase the volume of such services in the future.

Additionally, Vertex shares in water treatment operations from CMT, which are supplied at cost plus 10%.

In the event we are no longer able to contract with any of these related or third-party entities for access to these assets and related services at fair-market prices, or at all, then we would seek to contract with other parties to provide refining, trucking, and terminaling assets or services as needed to operate and grow our business. We cannot assure you that such assets and services could be acquired on a timely basis, at fair-market prices, or at all. Given the relative availability of refining, trucking, and terminaling infrastructure and services in the Gulf Coast region of the United States, however, we believe we would be able to replace our contracted assets and services with third-party providers, if necessary. Nonetheless, based on an assessment of the market options readily available, we believe that our current relationships and contracts with existing third-parties and related parties are the most beneficial ones currently available to us.

In the future we may revisit our contract-based, capital-efficient asset strategy and may determine if it is in our best interest to buy or build, own and maintain the assets and infrastructure necessary to operate our current business or to accommodate growth plans.

Operating and Licensing Agreement

In connection with the Merger and effective as of the effective date of the Merger, we entered into an Operating and Licensing Agreement (the “Operating Agreement”) with CMT.  CMT is controlled by Vertex LP, an entity which is majority owned and controlled by our Chief Executive Officer and Chairman, Benjamin P. Cowart.  These related party transactions are discussed in detail in the Form 8-K/A filed on June 26, 2009. Pursuant to the Operating Agreement, CMT agreed to provide services to us in connection with the operation of the Terminal run by CMT, and the operations of and use of TCEP, in connection with a Terminaling Agreement by and between CMT and Vertex LP.  Additionally, we have the right to use the first 33,000 monthly barrels of the capacity of TCEP pursuant to the terms of the Operating Agreement, with CMT being provided the right to use the next 20,000 barrels of capacity and any additional capacity allocated pro rata (based on the percentages above), subject to separate mutually agreeable allocations.

The Operating Agreement has a term expiring on February 28, 2017, and can be terminated (a) by the mutual consent of both parties, (b) with thirty days prior written notice, if any term of the agreement is breached, by the non-breaching party, or (c) at any time after the R&D Costs (as defined below) are paid and Mr. Cowart’s employment has been terminated by Vertex; provided that the parties intend for the rights granted pursuant to the License (defined below) to be perpetual.

In consideration for the services to be rendered pursuant to the Operating Agreement, we agreed to pay CMT its actual costs and expenses associated with providing such services, plus 10%, subject to a maximum price per gallon of $0.40, subject to CMT meeting certain minimum volume requirements as provided in the agreement. The maximum price to be paid per gallon is subject to change based on the mutual agreement of both parties and during the first quarter of 2010 we agreed to pay CMT its actual costs and expenses (which exceeded $0.40 per gallon) associated with providing such services, plus 10%, notwithstanding the maximum price per gallon.  This decision was made in light of unanticipated per gallon costs greater than $0.40 per gallon incurred during the start-up phase of the plant.  As of the date of this filing we are no longer operating under this structure, and are operating under the original structure of the agreement, as the costs at the end of the second quarter of 2010 were brought down significantly and we believe such costs will be maintained at levels below $0.40 per gallon moving forward.

Pursuant to the Operating Agreement, we also have the right to a non-revocable, non-transferable, royalty-free, perpetual (except as provided in the agreement) license to use the technology associated with the operations of TCEP (the “License”) which we have paid  the amount of $2,214,630 as of June 30, 2011 (the “R&D Costs”), in any market in the world (except at CMT’s Baytown facility where it is non-exclusive).

Inflation and Commodity Price Risk

To date, Vertex’s business has not been significantly affected by inflation. Vertex purchases petroleum and petroleum by-products for consolidation and delivery, as well as for its own refining operations. By virtue of constant changes in the market value of petroleum products, Vertex is exposed to fluctuations in both revenues and expenses. Vertex does not currently engage in an active hedging program, as the inventory/finished product turnover occurs within approximately four to six weeks, thereby limiting the timeline of potential exposure. The purchase of Vertex’s used motor oil feedstock tends to track with natural gas pricing due to the market’s typical practice of substituting used motor oil and natural gas as a fuel source for various industrial processes. On the other hand, the prices of the products that may in the future be generated through the re-refining processes that Vertex hopes to develop are expected to track with market pricing for marine diesel and vacuum-gas oil. The recent rise in oil prices has increased the spread between the price of used motor oil, feedstock and re-refining end-products.

Patents, Trademarks, and Licenses

Pursuant to the Operating Agreement, Vertex has the right to a non-revocable, non-transferable, royalty-free, perpetual (except as provided in the agreement) license to use the technology associated with the operations of TCEP in any market in the world.

Vertex has not obtained any patents (although patent applications for the TCEP are pending, which patent pending is owned by Vertex LP and its affiliates) in the United States or internationally for its technology to date.

In addition, we have developed a website and have registered www.vertexenergy.com as our domain name, which contains information we do not desire to incorporate by reference herein.

LEGAL PROCEEDINGS

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business.

On July 28, 2011, Buffalo Marine Service, Inc. (“Buffalo”) filed a complaint against Trafigura AG d/b/a Trafigura AG Inc. (“Trafigura”), KMTEX, Ltd. (“KMTEX”) and the Company in the United States District Court for the Southern District of Texas (Civil Action No. 4:11-cv-02544).

The complaint alleged that certain maritime liquid cargo transported by Buffalo (as operator of barges) was contaminated by Trafigura (who purchased products from the Company which were then transported on Buffalo’s barges) and /or KMTEX (who processes Vertex's products) and/or the Company (who sold certain products to Trafigura which were then transported on Buffalo’s barges).  The causes of actions set forth in the complaint included Breach of Contract against Trafigura, Breach of Warranty against Trafigura, KMTEX and the Company, and Negligence/Gross Negligence by Trafigura, KMTEX (who processes Vertex’s products), and the Company.

The total amount of damages claimed by Buffalo is not currently known.  The Company has engaged legal counsel in the matter and filed an answer to the complaint denying Buffalo’s allegations.  We intend to vigorously defend ourselves against Buffalo’s claims; however, at this stage of the litigation the outcome cannot be predicted with any degree of reasonable certainty.

We are not currently involved in legal proceedings, other than the complaint described above, that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations other than as described above. We may become involved in material legal proceedings in the future.

MANAGEMENT

Directors are elected at each meeting of stockholders and hold office until the next annual meeting of stockholders and the election and qualifications of their successors. Executive officers are elected by and serve at the discretion of the Board of Directors. Set forth below is information regarding the executive officers and directors of Vertex as of date of this prospectus:

Name	Age	Position
Benjamin P. Cowart	42	Chairman of the Board of Directors, President and Chief Executive Officer
Matthew Lieb	40	Chief Operating Officer
Chris Carlson	39	Chief Financial Officer and Secretary
John Pimentel	45	Director
Dan Borgen	50	Director
David L. Phillips	54	Director
Ingram Lee	52	Director and Treasurer
Christopher Stratton	42	Director

BENJAMIN P. COWART - CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT (Age 42): Mr. Cowart has served as Chairman, Chief Executive Officer and President of Vertex since April 2009.  Mr. Cowart, the president of the General Partner for Vertex Holdings, LP (“Vertex LP”), has been involved in the petroleum recycling industry for over 25 years. Mr. Cowart is the founder of the Vertex group of companies and has served such companies since 2001. As a leader in the recycling field, Mr. Cowart helped pioneer the reclamation industry by developing recycling options for many residual materials once managed as a hazardous waste. Mr. Cowart co-authored the industry's first e-commerce operating system for the digital management of petroleum waste and residual materials. Mr. Cowart was awarded the 2003 Business Man of the Year from The National Republican Congressional Committee, and served on NORA's Board of Directors and as President in 2008. Mr. Cowart has taken an active role in the petroleum industry with his involvement in speaking, consulting, chairing, and serving on various committees and industry associations. Prior to the formation of Vertex LP, Mr. Cowart served as the Vice President of Aaron Oil Company, a regional recycler in Alabama.

Director Qualifications:

Mr. Cowart has extensive industry knowledge as well as a deep knowledge as the Company’s founder, of its history, strategy and culture.  Having led the Company as CEO and founder, Mr. Cowart has been the driving force behind the strategy and operations that have led to the growth of the Company thus far.  His experience at the various levels of the industry over the past 25 years brings valued insight to all facets of the Company.

MATTHEW LIEB - CHIEF OPERATING OFFICER (Age 40): Mr. Lieb has served as the Chief Operating Officer of Vertex since the closing of the Merger. Mr. Lieb previously served as World Waste's Chief Operating Officer from May 2007 until the effective date of the Merger. Since 1999, Mr. Lieb served as Chairman of the Board and Chief Executive Officer of Kingsley Management LLC, a company he founded that acquired and operated car wash facilities.  Mr. Lieb holds a BS in Finance from Georgetown University and an MBA from Harvard Business School.

CHRIS CARLSON – CHIEF FINANCIAL OFFICER AND SECRETARY (Age 39): Mr. Carlson has served as Secretary of Vertex since inception and Chief Financial Officer since April 2010.  Mr. Carlson brings a range of experience to his role for Vertex LP. Mr. Carlson oversees all risk management, investments, e-commerce applications, and day-to-day financial accounting of Vertex LP and its subsidiaries. Mr. Carlson worked for FuelQuest, Inc. before joining Vertex LP in 2001. There he worked as a Project Lead managing implementations of e-commerce services for new customers. In addition, he also planned and developed testing requirements for e-commerce applications. Mr. Carlson was with Pagenet, a wireless communications company prior to FuelQuest, Inc. where he worked as a Strategic Account Supervisor. Mr. Carlson earned his BS degree in Business Finance from the University of Houston.

JOHN PIMENTEL - DIRECTOR (Age 45): Mr. Pimentel was appointed to the Board of Directors of Vertex in connection with the closing of the Merger in April 2009, and is the Vertex Series A preferred stock appointee to the Board. Mr. Pimentel served as the Chief Executive Officer of World Waste from the fourth quarter of 2005 and as a member of the World Waste board of directors from early 2004 until the effective date of the Merger. Since January 2009, Mr. Pimentel has served as President of White Hat Renewables, Foundation Wind Power, and White Hat Solar (each an energy development company) and President of Sustainable Water Solutions (a water treatment company).  Mr. Pimentel was employed as a non-executive employee of the Company from the closing of the Merger until June 2009, but Mr. Pimentel continues to serve as a Director of the Company.  Previously, he worked with Cagan McAfee Capital Partners, responsible for portfolio company management, strategy and investment structuring in industries including energy and technology. Mr. Pimentel was one of the co-founders of Pacific Ethanol (NASDAQ: PEIX) where he served as a director from 2003 to 2005. He has also served on the boards of Particle Drilling and Evolution Petroleum (Amex: EVO). Mr. Pimentel has also worked for Bain & Company in its Private Equity Group, as well as that firm's general consulting practice. Mr. Pimentel has extensive operating experience including service as Deputy Secretary for Transportation for the State of California where he oversaw a $4.5 billion budget and 28,000 employees. Mr. Pimentel has an MBA from Harvard Business School and a BA from the University of California, Berkeley.

Director Qualifications:

As the former CEO of World Waste Technologies and member of the board, Mr. Pimentel has brought tremendous value to the Company through the Merger process.  Mr. Pimentel brings extensive public company leadership having served as CEO of a public company as well as a founder and board member of several public companies.  His experience has provided an understanding of what produces success at firms driven by innovation, research and development.

DAN BORGEN - DIRECTOR (Age 50): Mr. Borgen was appointed a Director of Vertex in June 2008. Mr. Borgen currently serves as Chairman, Chief Executive Officer and President of U.S. Development Group LLC ("USD"), where he has worked since May 1995. In his current role, Mr. Borgen guides all senior aspects of USD's corporate activities. USD is comprised of wholly-owned subsidiaries that focus on industrial development, logistics, products terminaling, power corridors, financial services and gasification. In addition to his work with USD, Mr. Borgen has served as President of U.S. Right-of-Way Corporation since June 1993. Prior to this, Mr. Borgen worked for eleven years as an investment banker serving as Merger & Acquisition Director, Portfolio Manager and as a member of the Executive Committee for strategic planning and development. His activities were focused on manufacturing, food service, oil and gas exploration/production, telecommunications, banking and Western European finance. In his capacity as an investment banker, Mr. Borgen served as Vice President of The Oxford Group from July 1990 to June 1993, Vice President/Principal of The Paramount Companies from July 1985 to April 1990 and Manager - Investor Relations of Invoil Inc. from April 1982 to June 1985.

Director Qualifications:

With his extensive background in business operations, finance, deal structures and capital markets, Mr. Borgen brings a unique portfolio of business expertise to the Company.  A large part of Mr. Borgen’s executive experience has been in the operations and logistics segment of the petroleum industry.  His service and leadership with leading organizations in financial and operational roles reflects his expertise in navigating opportunities that complex organizations such as the Company face.

DAVID L. PHILLIPS - DIRECTOR (Age 54): Mr. Phillips was appointed a Director of Vertex in June 2008. Mr. Phillips is currently the Managing Partner of Bilateral Initiatives LLP, an international business-to-business consulting firm specializing in providing key strategic expansion and corporate growth advice to the chairman and chief executive level members of various firms. Mr. Phillips is also Managing Partner of Phillips International Law Group PLLC, a worldwide recognized international law firm specializing in mergers, acquisitions, project development and EPC construction work with a focus on the international energy landscape in the oil, gas, chemical and power downstream sector and the alternative energy industry. Mr. Phillips' clients include worldwide energy companies, including several Middle East National Oil Companies. Prior to his founding of Bilateral Initiatives LLP and the Phillips International Law Group, Mr. Phillips was a Partner at the law firm of Jackson Walker LLP from May 2002 until May 2008 and chaired several of the firm's practice areas over that period. Prior to working at Jackson Walker LLP, from May 1995 to May 2002, Mr. Phillips served as a chief executive officer in the former KeySpan Energy Corporation, a $14 billion public energy conglomerate based in New York City, and as a member of the board of directors of certain KeySpan subsidiaries. From June 1991 to May 1995, Mr. Phillips served as a chief executive officer in Equitable Resources, Inc. (“Equitable”) a $6 billion public gas utility holding company based in Pittsburgh, Pennsylvania, and as a member of the board of directors of certain of Equitable’s subsidiaries. Mr. Phillips also served as the General Counsel to Eastex Energy Inc., a public midstream energy company, from June 1985 to May 1991, which was later acquired by El Paso Energy and ultimately Enterprise Products LP.

In addition to his current roles at Bilateral Initiatives LLP and Phillips International Law Group PLLC, Mr. Phillips is the Chairman of the Board of Directors and the Executive Board of Advisors, Ambassadors, Ministers & Former US Cabinet Secretaries of the Bilateral US Arab Chamber of Commerce (BUSACC).

Mr. Phillips received his bachelor's degree from the University of Texas in August 1984 and his Juris Doctor from the South Texas College of Law in August 1988. Mr. Phillips is a member of State Bar of Texas, International Bar Association, American Bar Association, and the Houston Bar Association; he is also a member of the Oil, Gas & Energy Law Section, the Business Law Section, and the Corporate Counsel Section of the State Bar of Texas and Houston Bar Association. Additionally, he is a member of the Natural Resources, Energy and Environmental Law Section of the American Bar Association & International Bar Association.

Director Qualifications:

Mr. Phillips has had a long and successful career in the energy sector serving in various capacities, having been the CEO, legal counsel and board member of various large public companies.  In addition to his extensive experience in oil and gas, he was also a partner in the law firm of Jackson Walker, LLP.  Mr. Phillips background brings insights into corporate structure, and project development along with expansion and corporate growth.

INGRAM LEE - DIRECTOR AND TREASURER (Age 52): Mr. Lee has been a Director and treasurer of Vertex since its inception in May 2008. Since May 1993, he has worked at PTI, Incorporated ("PTI") where he currently serves as the President. In his current role with PTI, Mr. Lee is responsible for overseeing trading, purchasing, blending, training and sales of both residual and distillate petroleum products. Prior to joining PTI, Mr. Lee was a Trading Manager at Coastal Corporation (currently El Paso Corporation) from 1988 to 1993, responsible for the trading of over 20 million barrels per year of heavy oil and distillate products in and out of South America, Mexico and the Caribbean. From 1985 to 1988, Mr. Lee was an Operations/Blending Manager for Challenger Petroleum USA, Inc.  Prior to this, he worked as a field manager for Torco Oil Company from 1982 to 1985 and a petroleum dispatcher and laboratory coordinator for E.W. Saybolt Petroleum Inspection Company from 1979 to 1982. Mr. Lee has been involved in aspects of the petroleum products trading industry for 28 years, from purchasing and sales to operations and transportation.

Director Qualifications:

Mr. Lee has had a long successful career in the petroleum trading industry. His leadership ranges from products trading to purchasing, sales, operations and logistics.  His experience in trading and blending of petroleum products brings a very unique perspective to the Board of Vertex.  Mr. Lee’s understanding of the petroleum markets as it relates to Vertex has proven to be a significant asset to the Company.

CHRISTOPHER STRATTON – DIRECTOR (Age 42): Mr. Stratton served as Chief Financial Officer of Vertex between August 24, 2009 and June 2010.  Mr. Stratton has served as a Director of the Company since July 2010.  Since June 2010, Mr. Stratton has served as Chief Financial Officer of Pro Energy Services.  Mr. Stratton served as Director of Finance for CITI in the Global Commodities Group, until August 2009, a position which he held since June 2005.  Prior to joining CITI, Mr. Stratton served as a Senior Manager with PricewaterhouseCoopers, LLC, from July 1998 to June 2005.  From May 1990 to July 1997, Mr. Stratton co-founded and was employed as Vice President by Marketlink International, Inc., an international trade company which performed commodity trading of industrial products throughout North America, South America, Europe and Asia.  Mr. Stratton obtained his Bachelor of Business Administration in Accounting from Baylor University in 1991 and his Master of Business Administration (Finance and Entrepreneurship) from Rice University in 1999.  Mr. Stratton is also a Certified Public Accountant.  He is a member of the American Institute of Certified Public Accountants, the Texas Society of Certified Public Accountants and the Rice University Jones Graduate School of Management Partners.

Director Qualifications:

With his extensive background in auditing, accounting, finance, risk and capital markets, Mr. Stratton brings a strong grasp of how to deploy assets and optimize a company’s capital structure to the Company.  He also brings a good understanding of commodity markets and hedging strategies for risk management, which is beneficial to the Company and the Board.

Director Independence

The Over-The-Counter Bulletin Board does not have rules regarding director independence.  The Company will seek to appoint independent Directors, if and when it is required to do so.  Notwithstanding the above, the Company believes that John Pimentel, Dan Borgen, and David L. Phillips are independent.

Family Relationships

There are no family relationships among our Directors.

Involvement in Certain Legal Proceedings

None of our Directors have been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
3.
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.
being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Significant Employees

Greg Wallace – Vice President of Refining and Marketing

Mr. Wallace provides Vertex with over 17 years of experience in the petroleum and chemicals trading industry. Mr. Wallace manages several departments for Vertex LP, including processing, used oil recovery technology, purchasing and selling of various petrochemical products, and transportation of lube oils and solvents. Prior to joining Vertex LP in 2005, Mr. Wallace was President of TRW Trading, a company that he co-founded in 2001. Mr. Wallace has served in various management roles ranging from marketing a variety of gasoline blendstocks, various solvents, waste recycling, hazardous/non-hazardous handling, and then later becoming qualified to perform oil spill prevention and response. Mr. Wallace began his petrochemical career with Valley Solvents & Chemicals, where he served as project General Manager responsible for sourcing used feedstocks and selling products into favorable markets.

John Strickland - Manager Of Supply

Mr. Strickland serves as the Manager of Supply of Vertex.  Mr. Strickland joined Vertex LP in late 2007 where he currently serves as the Manager of Supply. Mr. Strickland has over 21 years experience in management roles of developing companies in the recycling of used oils and the fuel blending business. In his various positions, he has developed used oil collection fleets, environment services (non-hazardous), terminal business of #6-oil from water ports and helped develop software for used oil collection fleets. Mr. Strickland was the General Manager of Texpar Energy inc. from 1999 to 2003 and Special Project Manager for Texpar Energy, L.L.C. from 2004 to 2007. From 1986 to 1999, he was the General Manager and Vice- President of Sellers Oil Inc., then one of the largest recycling and fuel marketers of used oil and #6-fuel oil in the southeast.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation of our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, which represent the Company’s principal executive officer (the Chief Executive Officer), and the Company’s two most highly compensated officers other than the principal executive officer:

Summary Compensation Table(1)

Name and principal position	Year Ended December 31,	Salary ($)		Bonus ($)		Stock Awards ($)	Option Awards ($)		All other Compensation ($)	Total ($)

Benjamin P. Cowart	2010	$202,132		$0		$0	$7,200		$0	$209,332
Chairman and CEO	2009	$146,520	(5)	$38,000	(4)	$0	$3,600	(2)	$0	$188,120

Matthew Lieb	2010	$155,769		9,731	(7)	0	$23,002		$0	$188,502
Chief Operating Officer,	2009	$113,077	(5)	$17,500	(4)	$0	$23,932	(2)	$0	$154,509
Former Chief Operating Officer of World Waste (3)

Christopher Stratton	2010	$94,154		$0		$0	$9,000		$0	$103,154
Former Chief Financial Officer (6)	2009	$78,277	(5)	$7,500	(4)	$0	$4,500	(2)	$0	$90,287

Chris Carlson	2010	$123,830		$38,901	(7)	$0	$17,092		$0	$179,823
Chief Financial Officer, Vice President and Secretary (6)	2009	$74,727	(5)	$25,000	(4)	$0	$29,160	(2)	$0	$128,887

Greg Wallace Vice President of Refining and Marketing	2010	$159,842		$48,151	(7)	$0	$22,146		$0	$230,139
	2009	$72,189	(5)	$25,000	(4)	$0	$29,332	(2)	$0	$126,521

 (1)  Does not include perquisites and other personal benefits in aggregate amounts less than $10,000. No executive officer of the Company received any Non-Equity Incentive Plan Compensation or Nonqualified Deferred Compensation Earnings during the periods presented.  The Company was formed as a Nevada corporation on May 14, 2008.  As a result of the Merger which closed on April 16, 2009, as the successor entity of World Waste (as described in greater detail above), we assumed World Waste’s filing obligations with the Securities and Exchange Commission.  As such, the information in the table above for the year ended December 31, 2009, relates to compensation paid to officers of the Company following the Merger.

(2) Represents the fair value of the grant of certain options to purchase shares of our common stock from fiscal 2009 calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.

(3) Mr. Lieb served as the Chief Operating Officer of World Waste until April 16, 2009, the effective date of the Merger, at which time he began working for the Company as its Chief Operating Officer.

(4) Represents 2009 bonus amounts that were accrued for as of December 31, 2009 and paid during 2010.

(5) Represents 2009 compensation received subsequent to the effective date of the Merger on April 16, 2009.

(6) Effective August 24, 2009, Christopher Stratton, was appointed as the Chief Financial Officer of the Company.  Effective June 5, 2010, Christopher Stratton resigned as Chief Financial Officer of Vertex and Chris Carlson was appointed as Chief Financial Officer of the Company to fill the vacancy left by Mr. Stratton’s resignation.

(7) Represents 2010 bonus amounts that have been accrued for as of December 31, 2010, but subsequently paid in 2011.

Board of Directors Compensation:

The following table sets forth summary information concerning the compensation we paid to Directors during the year ended December 31, 2010:

NAME (1)	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS ($)	TOTAL ($)
David Phillips	15,000	9,433 (2)	24,433
Dan Borgen	15,000	9,433 (2)	24,433
Ingram Lee	10,000	9,320 (2)	19,320
John Pimentel Christopher Stratton	15,500 4,000	7,200 (2) 9,000 (2)	22,700 13,000

No Director received any Stock Awards, Non-Equity Incentive Plan Compensation, Nonqualified Deferred Compensation Earnings or other compensation during the fiscal year ended December 31, 2010.

(1) Mr. Cowart did not receive any compensation separate from the consideration he received as an officer of the Company for the year ended December 31, 2010 in consideration for his service to the Board as a Director of the Company.

(2) Represents the fair value of the grant of certain options to purchase shares of our common stock calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.

Outstanding Equity Awards At Fiscal Year-End (1)

Name	Number of securities underlying unexercised options (#) Exercisable	Equity Incentive Plan Awards: Number of securities underlying unexercised options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested
Benjamin P. Cowart CEO	20,000	-	60,000	$0.50	7/15/14	-	-	-	-
Ingram Lee Treasurer	10,000	-	10,000	$1.20	5/16/18	-	-	-	-
Ingram Lee Treasurer	20,000	-	60,000	$0.45	7/15/19	-	-	-	-
Chris Carlson CFO and Secretary	70,000	-	70,000	$1.20	5/16/18	-	-	-	-
Chris Carlson CFO and Secretary	6,250	-	18,750	$0.45	7/15/19	-	-	-	-
Matthew Lieb COO	112,504	-	87,496	$0.50	1/28/19	-	-	-	-
Matthew Lieb COO	12,500	-	37,500	$0.45	7/15/19	-	-	-	-
Matthew Lieb COO	40,000	-	-	$14.20	5/21/17	-	-	-	-

(1) The table above only includes equity awards granted in consideration for services rendered by the named executives disclosed above, and does not include any warrants granted in connection with the closing of the Merger.

Compensation of Officers and Directors

In consideration for agreeing to serve as a Director of Vertex, on May 16, 2008, each of Messrs. Borgen, Lee and Phillips were granted an option to acquire up to 20,000 shares of Vertex’s common stock at an exercise price of $1.20 per share. The options expire if unexercised on the earlier of (a) the tenth anniversary of the grant date or (b) three months after the termination of the Director’s service to Vertex. The options vest at the rate of 25% of the total options per year on each annual anniversary of the grant date, assuming that the Director is continuing to provide services to Vertex on such date. The options also contain a cashless exercise provision.

Effective July 15, 2009, the Company’s Board of Directors approved the Company’s 2009 Stock Incentive Plan and the grant of stock options to purchase an aggregate of 815,000 shares of common stock to certain consultants, employees, Directors and officers of the Company.  The Company’s 2009 Stock Incentive Plan (the “2009 Plan”), was approved on July 14, 2010, by a majority of our shareholders, and allows the Board of Directors to grant up to an aggregate of 1,575,000 qualified and non-qualified stock options, restricted stock and performance based awards of securities to the Company’s officers, Directors and consultants to help attract and retain qualified Company personnel.

Pursuant to and in connection with the 2009 Plan, the Board of Directors granted an aggregate of 315,000 incentive stock options to certain of the Company’s employees in consideration for services rendered and to be rendered to the Company (the “Employee Options”).  Included in the Employee Option grants were the grant of options to purchase 25,000 shares to Chris Carlson, the Chief Financial Officer, Secretary and Vice President of the Company; and options to purchase 50,000 shares to Matthew Lieb, the Chief Operating Officer of the Company.

The Board of Directors also approved the grant of non-qualified stock options to purchase 100,000 shares to Christopher Stratton, our former Chief Financial Officer, pursuant to the 2009 Plan and contingent upon Mr. Stratton’s acceptance of Mr. Stratton’s terms of employment as Chief Financial Officer, which were subsequently accepted by Mr. Stratton (the “Stratton Options”).

Additionally, pursuant to and in connection with the 2009 Plan, the Board of Directors granted an aggregate of non-qualified stock options to purchase 320,000 shares to the Company’s Directors as follows in consideration for services rendered and to be rendered to the Company (the “Director Options,” and collectively with the Employee Options, and the Stratton Options, the “Employee and Director Options”):

Dan Borgen, Director	80,000 options
Ingram Lee, Director	80,000 options
David Phillips, Director	80,000 options
John Pimentel, Director	80,000 options

Finally, the Board of Directors granted Benjamin P. Cowart, the Chief Executive Officer, President, Chairman of the Board of Directors and largest shareholder of the Company non-qualified stock options to purchase 80,000 shares in consideration for services rendered and to be rendered to the Company (the “Cowart Options” and together with the Employee and Director Options, the “Options”).

The Employee and Director Options were granted at an exercise price of $0.45 per share, which represented the mean between the highest and lowest quoted selling prices of the Company’s common stock on the grant date (July 15, 2009)(the “Mean Selling Price”).  The Cowart Options have an exercise price of $0.50, which represents greater than 110% of the Mean Selling Price, as required by the 2009 Plan, as Mr. Cowart is a greater than 10% shareholder of the Company.

All of the Options vest at the rate of ¼ of each grantee’s options per year on the anniversary date of such grants, subject to accelerated vesting in the event of a change of control of the Company, and expire upon the earlier of (a) 90 days following the termination of their employment (or in the case of a Director, such Director’s appointment) with the Company; and (b) ten years from the grant date in the case of the Employee and Director Options and five years from the grant date in connection with the Cowart Options, as otherwise provided in the option agreements evidencing each grant.

Effective September 23, 2011, the Company’s Board of Directors approved the grant of an aggregate of 390,000 stock options to certain employees, Directors and officers of the Company pursuant to the 2009 Plan.  The securities issuable in connection with and pursuant to the Plan were previously registered by the Company on Form S-8 (333-162290).

Specifically, the Board of Directors granted an aggregate of 240,000 incentive stock options to certain of the Company’s employees in consideration for services rendered and to be rendered to the Company (the “2011 Employee Options”).  Included in the 2011 Employee Option grants were the grant of 100,000 options to Chris Carlson, the Secretary and Chief Financial Officer of the Company; and 15,000 options to Kevin Cowart, an employee of the Company and the nephew of our Chief Executive Officer, Benjamin P. Cowart.

The Board of Directors also granted an aggregate of 125,000 non-qualified stock options to the Company’s Directors as follows in consideration for services rendered and to be rendered to the Company (the “2011 Director Options,” and collectively with the 2011 Employee Options, the “2011 Employee and Director Options”):

Dan Borgen, Director	25,000 options
David Phillips, Director	25,000 options
Christopher Stratton, Director	25,000 options
Ingram Lee, Director	25,000 options
John Pimentel, Director	25,000 options

Finally, the Board of Directors granted Benjamin P. Cowart, the Chief Executive Officer, President, Chairman of the Board of Directors and largest shareholder of the Company an aggregate of 25,000 non-qualified stock options in consideration for services rendered and to be rendered to the Company (the “2011 Cowart Options” and together with the 2011 Employee and Director Options, the “2011 Options”).

The 2011 Employee and Director Options were granted at an exercise price of $2.75 per share, which represented the mean between the highest and lowest quoted selling prices of the Company’s common stock on the grant date (September 23, 2011).  The 2011 Cowart Options have an exercise price of $3.03, which represents 110% of the mean selling price, as required by the Plan, as Mr. Cowart is a greater than 10% shareholder of the Company.

All of the 2011 Options vest at the rate of ¼ of each grantee’s options per year on the anniversary date of such grants, subject to accelerated vesting in the event of a change of control of the Company, and expire upon the earlier of (a) 90 days following the termination of their employment (or in the case of a Director, such Director’s appointment) with the Company; and (b) ten years from the grant date in the case of the 2011 Employee and Director Options and five years from the grant date in connection with the 2011 Cowart Options, as otherwise provided in the option agreements evidencing each grant.

Employment Agreements

In connection with the Merger, Vertex entered into an employment agreement with Benjamin P. Cowart pursuant to which Mr. Cowart serves as its Chief Executive Officer for a term of five years. Mr. Cowart’s compensation package includes (1) a base salary of $190,000 per year (which was increased to $215,000 per year effective January 1, 2011), subject to annual increases as determined in the sole discretion of the compensation committee of Vertex’s Board of Directors, and (2) a bonus payment determined in the sole discretion of the compensation committee. Mr. Cowart will also be eligible to participate in Vertex’s stock option plan and other benefit plans. Vertex may terminate Mr. Cowart’s employment for “cause” (which is defined to include, among other things, a material breach of the agreement by Mr. Cowart). Mr. Cowart may terminate his agreement upon delivery to Vertex of written notice of termination for any reason, including “good reason,” which is defined to include, among other things, a material breach of the agreement by Vertex, or a modification of Mr. Cowart’s duties such that they are inconsistent with the position and title of Chief Executive Officer.

Upon termination of the agreement on the five-year anniversary thereof, or for “cause,” Mr. Cowart will be entitled to any salary accrued through such termination date, as well as any other benefits to which he may be entitled under any stock plan or other benefit plan that Vertex maintains. If such agreement is terminated without “cause” or Mr. Cowart resigns for “good reason,” Mr. Cowart will be entitled to continue to receive his salary then in effect for a period of six months following the date of termination.

Pursuant to the agreement, as long as Mr. Cowart is employed thereunder and for a period of six months thereafter, he may not engage or participate in any business that is in competition in any manner whatsoever with Vertex’s business (as presently or hereafter conducted), subject to certain exceptions.

Although Mr. Cowart will be prohibited from competing with Vertex while he is employed with Vertex he will only be prohibited from competing for six months after his employment with Vertex ends. Additionally, none of Mr. Cowart’s affiliated companies, including Vertex LP, will be prohibited from competing with Vertex following the closing of the merger. Accordingly, Mr. Cowart or these entities could be in a position to use industry experience gained while working with Vertex to compete with Vertex.

With an effective date of April 16, 2009, Vertex entered into an employment agreement with Matthew Lieb.  Pursuant to the terms of the employment agreement, Mr. Lieb is to serve as the Chief Operating Officer of Vertex, for a term of four years, renewable for additional one year periods thereafter.  Pursuant to the employment agreement, so long as Mr. Lieb is employed by Vertex and for 12 months following the termination of his employment, Mr. Lieb is prohibited from competing with Vertex. Pursuant to the employment agreement, Mr. Lieb was to receive a salary of $150,000 per year, which was amended, effective in February 2011 to provide for a salary of $75,000 per year.

If Mr. Lieb’s employment agreement is terminated without cause by the Company or for good reason by such executive, he is to receive severance pay equal to three months of salary during the first 12 months of the term of the agreement and six months following the initial 12 month term.  If his employment is terminated for any other reason, he is to receive any compensation earned as of the termination date.

Mr. Lieb was also granted options in connection with the entry into his employment agreement.  Mr. Lieb was granted an aggregate of options to purchase 200,000 shares, of which options to purchase 25,000 shares vested immediately and options to purchase 175,000 shares are to vest quarterly, at the rate of 10,937 per quarter, over the sixteen fiscal quarters following the first fiscal quarter after the effective grant date of the options, subject to acceleration and forfeiture as provided in the option agreement.  The exercise price of the option grants was set by the Board of Directors, based on the closing bid price of World Waste Technologies, Inc.’s common stock on April 9, 2009, at $0.50 per share, which includes the effects of the December 2008 1:10 reverse stock split of Vertex’s common stock, which has been retroactively reflected herein.

On or around March 29, 2011, with an effective date of April 1, 2010, Vertex entered into an Amended and Restated Employment Agreement with Chris Carlson, pursuant to which Mr. Carlson agreed to serve as the Chief Financial Officer of Vertex (the “Carlson Employment Agreement”). Previously Mr. Carlson only served as a Vice President of the Company.  Mr. Carlson is to receive a base salary of $175,000 annually beginning January 1, 2011 pursuant to the terms of the Carlson Employment Agreement and $175,000 per year for each remaining twelve month period during the term of the agreement, which continues until April 1, 2015.

The Carlson Employment Agreement can be terminated by the Company for any reason, including for “Cause” – defined as a vote by the Board of Directors of the Company that Mr. Carlson should be dismissed as a result of (i) the commission of any act by Mr. Carlson constituting financial dishonesty against the Company (which act would be chargeable as a crime under applicable law); (ii) Carlson engaging in any other act of dishonesty, fraud, intentional misrepresentation, moral turpitude, illegality or harassment, which, as determined in good faith by the Board of Directors is reasonably likely to: (A) materially adversely affect the business or the reputation of the Company with its current or prospective customers, suppliers, lenders and/or other third parties with whom it might do business; or (B) negligently expose the Company to a risk of civil or criminal legal damages, liabilities or penalties; (iii) the repeated failure by Mr. Carlson to follow the directives of the Board of Directors; or (iv) Mr. Carlson’s inadequate performance of his duties to the Company, if not cured within thirty days of notice from the Company.

The Carlson Employment Agreement can be terminated by Mr. Carlson for any reason, including “Good Reason”, which is defined as (i) the assignment to Mr. Carlson of any duties materially inconsistent with Mr. Carlson’s positions, duties, authority, responsibilities and reporting requirements as provided in the Carlson Employment Agreement; or (ii) the Company or the Board of Directors taking any action which would require Mr. Carlson to be based outside of Houston, Texas, subject to the exclusions described in further detail in the Carlson Employment Agreement.

If Mr. Carlson’s Employment Agreement is terminated without cause by the Company or terminated by such executive for “Good Reason”, he is to receive severance pay equal to three months of salary.  If his employment is terminated for any other reason, he is to receive any compensation earned as of the termination date. Additionally, Mr. Carlson agreed that he would not directly or indirectly, compete with the Company for a period of six months following the termination of his employment with the Company as an employee, employer, consultant, agent, investor, principal, partner, stockholder, corporate officer or director of any entity (except as provided in the Carlson Employment Agreement).

On or around February 22, 2010, with an effective date of April 16, 2009 (the date the Merger closed), Vertex entered into an Employment Agreement with Greg Wallace, pursuant to which Mr. Wallace agreed to serve as the Vice President of Refining and Marketing of Vertex (the “Wallace Employment Agreement”).  The Wallace Employment Agreement incorporated certain terms and conditions of a pre-existing employment agreement between Mr. Wallace and Vertex LP.   The Wallace Employment Agreement remains in effect until July 14, 2013, unless terminated earlier as described below. Mr. Wallace is to receive a base salary of $125,000 for the twelve month period ending December 31, 2010 pursuant to the terms of the Wallace Employment Agreement and $135,000 per year for each remaining twelve month period during the term of the agreement.  Mr. Wallace also received stock options to purchase an aggregate of 100,000 shares of common stock of the Company at $0.45 per share, vesting at the rate of ¼ of such options per year, which were granted to Mr. Wallace on July 15, 2009, and stock options to purchase an aggregate of 124,000 shares of the Company’s common stock at an exercise price of $1.20 per share, vesting at the rate of ¼ of such options per year, which were granted to Mr. Wallace on May 16, 2008, which options are subject to the terms and conditions of the Stock Option Agreements evidencing such grants.

The Wallace Employment Agreement can be terminated by the Company for any reason, including for “Cause” – defined as a vote by the Board of Directors of the Company that Mr. Wallace should be dismissed as a result of (i) the commission of any act by Mr. Wallace constituting financial dishonesty against the Company (which act would be chargeable as a crime under applicable law); (ii) Wallace’s engaging in any other act of dishonesty, fraud, intentional misrepresentation, moral turpitude, illegality or harassment, which, as determined in good faith by the Board of Directors is reasonably likely to: (A) materially adversely affect the business or the reputation of the Company with its current or prospective customers, suppliers, lenders and/or other third parties with whom it might do business; or (B) negligently expose the Company to a risk of civil or criminal legal damages, liabilities or penalties; (iii) the repeated failure by Mr. Wallace to follow the directives of the Board of Directors; or (iv) Mr. Wallace’s inadequate performance of his duties to the Company, if not cured within thirty days of notice from the Company.

The Wallace Employment Agreement can be terminated by Mr. Wallace for any reason, including “Good Reason”, which is defined as (i) the assignment to Mr. Wallace of any duties materially inconsistent with Mr. Wallace’s positions, duties, authority, responsibilities and reporting requirements as provided in the Wallace Employment Agreement; or (ii) the Company of the Board of Directors taking any action which would require Mr. Wallace to be based outside of Houston, Texas, subject to the exclusions described in further detail in the Wallace Employment Agreement.

In the event the Wallace Employment Agreement is terminated by the Company for Cause, or by reason of Mr. Wallace’s death, or if Mr. Wallace terminates the Wallace Employment Agreement for any reason other than Good Reason, Mr. Wallace is due any and all salary and other compensation earned by him as of the date of termination.  In the event the Wallace Employment Agreement is terminated other than for Cause by the Company, by reason of Mr. Wallace’s disability, or by Mr. Wallace for Good Reason, Mr. Wallace is due severance pay equal to 10 weeks of salary, if the termination occurs prior to June 30, 2010; and equal to 10 weeks of severance pay, plus two additional weeks of severance pay for each year that has passed since June 30, 2010.  Additionally, Mr. Wallace agreed that he would not directly or indirectly, compete with the Company for a period of six months following the termination of his employment with the Company as an employee, employer, consultant, agent, investor, principal, partner, stockholder (except as provided in the Wallace Employment Agreement), corporate officer or director of any entity.

The description of the various employment agreements described above are subject in all respects to the actual terms and conditions of such agreements.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In January 2011, affiliates of Trellus Management Company, LLC exercised warrants to purchase 40,000 shares of the Company’s common stock, in consideration for $4,000 being paid in connection with the exercise of such warrants (which had an exercise price of $0.10 per share).

            In June 2010, the Company received $150,000 in cash in connection with the sale of 150,000 Units (described above under “Liquidity and Capital Resources”) to KKB Holdings LLC, a Limited Liability Company which is owned by a Family Trust, which is beneficially owned by family members of Dan Borgen who is a Director of the Company.

The following information describes various related parties and affiliates of Vertex, VTX, Inc., which is wholly-owned by Mr. Cowart, the Chief Executive Officer and Chairman of Vertex, who is the general partner of all of the entities described below.

Vertex Holdings (Vertex LP)

Vertex sub-leases office space from Vertex LP at its current principal executive office located at 1331 Gemini St., Suite 250, Houston, Texas 77058. The office rent is approximately $6,600 per month for 3,250 square feet, and the facility lease expires in June 2012.

CrossRoad Carriers (“CRC”)

CRC is a transportation company engaged in the transporting of petroleum fuels, bio fuels, and chemicals, and is 95.1% owned by Vertex LP and affiliated with Benjamin P. Cowart, Vertex’s Chairman and Chief Executive Officer, who serves as the general partner of CRC through VTX, Inc., an entity owned by Mr. Cowart. CRC provides transport services for Vertex LP and Vertex as well as for various third parties. The total costs and terms associated with the transportation fees that CRC charges Vertex are substantially similar to the terms granted to CRC’s other clients (including Vertex LP), which Vertex believes approximate current market rates.

Approximately 60% of feedstock that comes into Vertex is transported by CRC, and 85-90% of Vertex’s trucking needs are fulfilled by CRC.

Vertex Recovery (“VR”)

VR is a generator solutions company for the proper recycling and management of petroleum products, 99% owned by Vertex LP, whose general partner is VTX. VR receives used petroleum products from various third parties and generally works as a broker for used petroleum products. VR sells products to Vertex and/or acts as a broker in connection with sales. Approximately 25-35% (including H&H and H&H Baytown (described below)) of Vertex’s total feedstock comes from VR.

VR’s established business practice is for Vertex to have the first option to accept or not to accept any feedstock streams which VR becomes aware of at the current market price.

VR is a “third party supplier” - a company that collects used petroleum products (“Feedstock”) from various Generators and then resells such feedstock. A “Generator” is any person or entity whose activity or process produces used oil or whose activity first causes used oil to be subject to regulation (for example, an automotive service center that performs oil changes). Vertex is not currently a Generator or a Third Party Supplier, but is only a purchaser of feedstock through VR and/or through alternative third party suppliers.

H&H Oil (Austin, Texas) (“H&H”)

H&H is a wholly-owned business unit of VR and is a used oil collection company. H&H sells product to Vertex and third parties. Historically, approximately 10% of Vertex’s feedstock has come from H&H, and approximately 40% of H&H’s feedstock has been sold to Vertex.

H&H Oil (Baytown, Texas) (“H&H-Baytown”)

H&H Baytown is a wholly-owned business unit of VR and is a used oil collection company. H&H Baytown sells product to Vertex. Historically, approximately 10% of Vertex’s feedstock has come from H&H Baytown, and approximately 65% of H&H-Baytown’s feedstock has been sold to Vertex.

H&H Oil (Corpus Christi, Texas) (“H&H-Corpus”)

H&H Corpus is a wholly-owned business unit of VR and is a used oil collection company. H&H Corpus sells product to Vertex.  Historically, approximately 1% of Vertex’s feedstock has come from H&H Corpus, and approximately 5% of H&H-Corpus’s feedstock has been sold to Vertex.

Cedar Marine Terminal (“CMT”)

CMT is a marine terminal 99% owned by Vertex LP that is engaged in the storage and terminaling of petroleum fuels. CMT is contracted to store products for Vertex and Vertex LP, as well as third parties. CMT’s general partner is VTX.

Approximately 40% of Vertex’s feedstock is terminaled and stored at CMT. Historically, approximately 80% of the feedstock that is terminaled at CMT belongs to Vertex, with an additional approximately 10% owned by companies affiliated with Vertex LP. The remaining approximately 10% belongs to an unrelated third party.

CMT is the operator of our licensed TCEP a process infrastructure located at the Cedar Marine Terminal, operated and managed by CMT, consisting of multiple tanks, associated piping and proprietary design and engineering for the thermal/chemical extraction of used motor oil. Vertex, pursuant to the Operating and Licensing Agreement described below, licensed the technology from CMT, at a price equal to the documented development costs plus 10%.  CMT operates the actual TCEP process and Vertex pays them the operations cost plus 10%.  Although it is currently anticipated that Vertex LP and Vertex will be the only entities using the TCEP technology, because the license is non-exclusive, CMT may license the technology to other parties and/or sell the technology outright. CMT currently provides terminaling services to Vertex competitors and may increase the volume of such services in the future.

Additionally, pursuant to an Asset Transfer Agreement and the terms of the Merger, Vertex was required to pay $1.6 million to Vertex LP, which has been paid to date.

Vertex leases approximately 30,000 barrels in storage capacity for its Black Oil division at CMT, located in Baytown, Texas. The monthly lease expense is $22,500 and the lease expired in March 2011; however, the parties have agreed to an extension of the lease with the same terms and conditions through June 2012; provided that the terms of such extension are still subject to the approval of the Related Party Transaction Committee.

Vertex leases approximately 45,000 barrels in storage capacity for its TCEP at CMT, located in Baytown, Texas.  The monthly lease expense is $45,000 and the lease expired in March 2011; however, the parties have agreed to an extension of the lease with the same terms and conditions, other than an increase in the monthly lease expense to $49,500, through June 2012; provided that the terms of such extension are still subject to the approval of the Related Party Transaction Committee.

Affiliated Employees

Certain employees of Vertex spend a portion of their time working on behalf of companies that are affiliates of Mr. Cowart. These employees are not compensated by Vertex for any time dedicated to those companies.

Services Agreement

In connection with the Merger, Vertex LP and Vertex entered into a Services Agreement (the “Services Agreement”).  Pursuant to the Services Agreement, Vertex LP (through its various affiliates) agreed to perform services for Vertex, billed at the lesser of (a) the rates Vertex LP charges to non-affiliates, and (b) rates less than the amount Vertex LP charges to non-affiliates as mutually agreed between the parties, including the following:

•	Transportation services through CrossRoad Carriers for the transportation of Vertex's feedstock and refined and re-refined petroleum products;

•	Environmental compliance and regulatory oversight services to be performed by Vertex Residual Management Group LP., and

•	Terminaling services through CMT for the storage and loading out of feedstock by barge, unless such services are covered under a separate agreement entered into between the Parties.

The Services Agreement has a term of five (5) years, but can be terminated at any time with the mutual consent of both parties, with thirty days prior written notice in the event any provision of the agreement is breached, by the non-breaching party, or at any time with five (5) days written notice if Mr. Cowart is no longer employed by Vertex.

Operating and Licensing Agreement

Additionally, in connection with the Merger and effective as of the effective date of the Merger, CMT and Vertex entered into an Operating and Licensing Agreement.  Pursuant to the Operating Agreement, CMT agreed to provide services to Vertex in connection with the operation of the Terminal run by CMT, and the operations of and use of TCEP, in connection with a Terminaling Agreement by and between CMT and Vertex.  Additionally, Vertex has the right, following the payment of the R&D Costs (as defined below) to use the first 33,000 monthly barrels of the capacity of TCEP pursuant to the terms of the Operating Agreement, with CMT being provided the right to use the next 20,000 barrels of capacity and any additional capacity allocated pro rata (based on the percentages above), subject to separate mutually agreeable allocations.

The Operating Agreement has a term expiring on February 28, 2017, and can be terminated (a) by the mutual consent of both parties, (b) with thirty days prior written notice, if any term of the agreement is breached, by the non-breaching party, or (c) at any time after the R&D Costs (as defined below) are paid and Mr. Cowart’s employment has been terminated by Vertex; provided that the parties intend for the rights granted pursuant to the License (defined below) to be perpetual.

In consideration for the services to be rendered pursuant to the Operating Agreement, Vertex agreed to pay CMT its actual costs and expenses associated with providing such services, plus 10%, subject to a maximum price per gallon of $0.40, subject to TCEP meeting certain minimum volume requirements as provided in the agreement.  The maximum price to be paid per gallon is subject to change based on the mutual agreement of both parties.

Pursuant to the Operating Agreement, Vertex also has the right to a non-revocable, non-transferable, royalty-free, perpetual (except as provided in the agreement) license to use the technology associated with the operations of TCEP in any market in the world, provided that Vertex pays CMT the documented net development costs of TCEP, which we have paid  the amount of $2,214,630 as of June 30, 2011.

The License expires automatically in the event Vertex (i) becomes insolvent or takes any action which constitutes its admission of inability to pay its debts as they mature; (ii) makes an assignment for the benefit of creditors, files a petition in bankruptcy, petitions or applies to any tribunal for the appointment of a custodian, receiver or a trustee for it or a substantial portion of its assets; (iii) commences any proceeding under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution or liquidation or statute of any jurisdiction, whether now or hereafter in effect; (iv) has filed against it any such petition or application in which an order for relief is entered or which remains undismissed for a period of ninety (90) days or more; (v) indicates its consent to, approval of or acquiescence in any such petition, application, proceeding or order for relief or the appointment of a custodian, receiver or trustee for it or a substantial portion of its assets; or (vi) suffers any such custodianship, receivership or trusteeship to continue un-discharged for a period of ninety (90) days or more; or dissolves or winds up its assets.

Right of First Refusal Agreement

Effective as of the date of the Merger, Vertex has the right, pursuant to a Right of First Refusal Agreement, to (a) match any third party offer to purchase Vertex Holdings LP, or any of its subsidiaries or assets (the “Property”) within thirty (30) days of the date such offer is received by Vertex, and (b) following the expiration of eighteen (18) months following the effective date of the Merger, to purchase any of the Property at a price to be determined by an independent third-party evaluation expert mutually agreed upon by the parties.  The Right of First Refusal Agreement, and the rights provided for therein remain in effect as long as Mr. Cowart is employed by Vertex.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

 The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 30, 2011 by (i) each person who is known by us to own beneficially more than five percent (5%) of our outstanding voting stock; (ii) each of our Directors; (iii) each of our executive officers; and (iv) all of our current executive officers and Directors as a group.

The percentage ownership shown in the table is based upon, in the Prior to Offering column, 9,239,398 shares of common stock and 4,452,167 shares of Series A Preferred Stock (which each vote one-for-one on the majority of shareholder matters with the common stock) outstanding as of September 30, 2011 and in the After Offering column, the issuance of 2,000,000 shares in this offering, for a total of 13,691,565 voting shares prior to the offering and 15,691,565 voting shares after the offering.  Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and/or investing power with respect to securities. These rules generally provide that shares of common stock subject to options, warrants or other convertible securities that are currently exercisable or convertible, or exercisable or convertible within 60 days of September 30, 2011, are deemed to be outstanding and to be beneficially owned by the person or group holding such options, warrants or other convertible securities for the purpose of computing the percentage ownership of such person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

We believe that, except as otherwise noted and subject to applicable community property laws, each person named in the following table has sole investment and voting power with respect to the shares of common stock shown as beneficially owned by such person. Unless otherwise indicated, the address for each of the officers or Directors listed in the table below is 1331 Gemini Street, Suite 250, Houston, Texas 77058.

	Beneficial Ownership Prior to Offering			Number of Shares Offered	Beneficial Ownership After Offering
Name	Number of Voting Shares		Percent of Voting shares		Number of Voting Shares		Percent of Voting shares
Executive Officers and Directors
Benjamin P. Cowart	4,657,339	(1)	33.1%	-	4,657,339	(1)	29.0%
Chris Carlson	432,734	(2)	3.1%	-	432,734	(2)	2.7%
John Pimentel	503,029	(3)	3.6%	-	503,029	(3)	3.1%
Ingram Lee	261,319	(4)	1.9%	-	261,319	(4)	1.7%
Dan Borgen	355,000	(5)	2.6%	-	355,000	(5)	2.2%
David Phillips	55,000	(6)	* %	-	55,000	(6)	* %
Christopher Stratton	50,000	(7)	* %	-	50,000	(7)	* %
Greg Wallace	254,737	(8)	1.8%	-	254,737	(8)	1.6%
Matthew Lieb	199,380	(9)	1.4%	-	199,380	(9)	1.3%
All directors and officers as a group (9 persons)	6,768,538		44.2%	-	6,768,538		39.1%
5% Shareholders
Trellus Management Company, LLC 350 Madison Avenue, 8th Floor New York, NY 10017	1,289,546	(10)	9.4%	-	1,289,546	(10)	8.2%

* Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1) Includes 55,311 shares held by VTX, Inc. ("VTX") and 7,500 shares of common stock owned by Vertex LP, which Mr. Cowart has control over and which shares Mr. Cowart is deemed to beneficially own.  Also includes warrants to purchase an aggregate of 4,150 shares of the Company's common stock held by VTX, at various exercise prices from $1.55 to $37.00 per share, and with various expiration dates from between March 15, 2012 and February 26, 2018, granted to VTX, as a Partner of Vertex LP, for consideration in connection with the Merger (as described above)(the "Make-Whole Warrants").  Also includes Make-Whole Warrants to purchase an aggregate of 350,890 shares of our common stock held personally by Mr. Cowart.  Also includes options to purchase 40,000 shares of the Company’s common stock at an exercise price of $0.50 per share.  Does not include options to purchase 40,000 shares of the Company's common stock at an exercise price of $0.50 per share, which options have not vested to Mr. Cowart to date. Does not include approximately 3.6 million voting shares subject to voting agreements entered into with various shareholders of Vertex, which allow Mr. Cowart to appoint four of the Company’s Directors which voting agreements remain in effect until April 16, 2012, as such voting agreements only provide Mr. Cowart the right to appoint four (4) Directors of the Company and do not otherwise provide him the right to vote or dispose of the shares underlying such agreements.  Does not include options to purchase 25,000 shares of the Company’s common stock at an exercise price of $3.03 per share, which options have not vested to Mr. Cowart to date.

(2) Includes Make-Whole Warrants to purchase 21,990 shares of our common stock, options to purchase 105,000 shares of the Company's common stock at an exercise price of $1.20 per share, and options to purchase 12,500 shares of the Company’s common stock at an exercise price of $0.45 per share.  Does not include options to purchase 35,000 shares of the Company's common stock at an exercise price of $1.20 per share, or options to purchase 12,500 shares of the Company’s common stock at an exercise price of $0.45 per share which options have not vested to Mr. Carlson to date. Does not include options to purchase 100,000 shares of the Company’s common stock at an exercise price of $2.75 per share, which options have not vested to Mr. Carlson to date.

(3) Includes 35,000 shares held by Mr. Pimentel's wife, 3,030 shares of the Company's Series A Preferred Stock, and options to acquire 125,000 shares of our common stock at exercise prices between $1.55 and $14.20 per share.  Includes options to purchase 200,000 shares of our common stock at an exercise price of $0.50 per share and options to purchase 40,000 shares of our common stock at an exercise price of $0.45 per share. Does not include options to purchase 40,000 shares of the Company's common stock at an exercise price of $0.45 per share, which options have not vested to Mr. Pimentel to date. Does not include options to purchase 25,000 shares of the Company’s common stock at an exercise price of $2.75 per share, which options have not vested to Mr. Pimentel to date.

(4) Includes 182,622 shares owned by PTI, Inc., which are beneficially owned by Mr. Lee and 10,000 shares owned by Mr. Lee.  Also includes Make-Whole Warrants to purchase 13,697 shares of our common stock owned by PTI, options to purchase 15,000 shares of the Company's common stock at an exercise price of $1.20 per share, and options to purchase 40,000 shares of the Company’s common stock at an exercise price of $0.45 per share.  Does not include options to purchase 5,000 shares of the Company's common stock at an exercise price of $1.20 per share, or options to purchase 40,000 shares of the Company’s common stock at an exercise price of $0.45 per share, which options have not vested to Mr. Lee to date. Does not include options to purchase 25,000 shares of the Company’s common stock at an exercise price of $2.75  per share, which options have not vested to Mr. Lee to date.

(5) Includes options to purchase 15,000 shares of the Company's common stock at an exercise price of $1.20 per share and options to purchase 40,000 shares of the Company’s common stock at an exercise price of $0.45 per share.  Does not include options to purchase 5,000 shares of the Company's common stock at an exercise price of $1.20 per share, or options to purchase 40,000 shares of the Company’s common stock at an exercise price of $0.45 per share, which options have not vested to Mr. Borgen to date. Does not include options to purchase 25,000 shares of the Company’s common stock at an exercise price of $2.75  per share, which options have not vested to Mr. Borgen to date.  Also includes 150,000 shares of common stock and warrants to purchase 150,000 shares of common stock at an exercise price of $2.00 per share, held by KKB Holdings LLC, a Limited Liability Company which is owned by a Family Trust, which entity is owned by family members of Dan Borgen, who serves as a member of and as President of such entity, which securities Mr. Borgen is deemed to beneficially own.

(6) Includes options to purchase 15,000 shares of the Company's common stock at an exercise price of $1.20 per share and options to purchase 40,000 shares of the Company’s common stock at an exercise price of $0.45 per share.  Does not include options to purchase 5,000 shares of the Company's common stock at an exercise price of $1.20 per share, or options to purchase 40,000 shares of the Company’s common stock at an exercise price of $0.45 per share which options have not vested to Mr. Phillips to date. Does not include options to purchase 25,000 shares of the Company’s common stock at an exercise price of $2.75  per share, which options have not vested to Mr. Phillips to date.

(7) Includes options to purchase 50,000 shares of the Company’s common stock at an exercise price of $0.45 per share.  Does not include options to purchase 50,000 shares of the Company's common stock at an exercise price of $0.45 per share, which options have not vested to Mr. Stratton to date. Does not include options to purchase 25,000 shares of the Company’s common stock at an exercise price of $2.75  per share, which options have not vested to Mr. Stratton to date.

(8) Includes Make-Whole Warrants to purchase 7,794 shares of our common stock, options to purchase 93,000 shares of the Company's common stock at an exercise price of $1.20 per share, and options to purchase 50,000 shares of the Company’s common stock at an exercise price of $0.45 per share.  Does not include options to purchase 31,000 shares of the Company's common stock at an exercise price of $1.20 per share, or options to purchase 50,000 shares of the Company’s common stock at an exercise price of $0.45 per share which options have not vested to Mr. Wallace to date.

(9) Includes options to purchase 40,000 shares of our common stock at an exercise price of $14.20 per share and options to purchase 134,380 shares of our common stock at an exercise price of $0.50 per share and options to purchase 25,000 shares of our common stock at an exercise price of $0.45 per share.  Does not include options to purchase 65,620 shares of the Company's common stock at an exercise price of $0.50 per share, or options to purchase 25,000 shares of the Company’s common stock at an exercise price of $0.45 per share which options have not vested to Mr. Lieb to date.

(10) Includes 1,249,546 shares of Series A Preferred Stock of the Company. Represents shares beneficially owned by Trellus Offshore Fund Limited, Trellus Partners, II and Trellus Partners, LP, which are beneficially owned by Trellus Management Company, LLC (collectively “Trellus”).   Pursuant to the terms of the Series A Preferred Stock, holders of such securities are not able to convert such securities into common stock if they would hold more than 4.99% of the Company’s outstanding common stock following such conversion.

DESCRIPTION OF CAPITAL STOCK

Common Stock

The total number of authorized shares of Vertex common stock is 750,000,000 shares, $0.001 par value per share.

Each share of Vertex common stock is entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by Vertex’s board of directors. No holder of any shares of Vertex common stock has a preemptive right to subscribe for any Vertex security, nor are any shares of Vertex common stock subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding-up of Vertex, and after payment of creditors and preferred shareholders of Vertex, if any, the assets of Vertex will be divided pro rata on a share-for-share basis among the holders of Vertex common stock. Each share of Vertex common stock is entitled to one vote, except with respect to the election of directors. Shares of Vertex common stock do not possess any rights in respect of cumulative voting.

In general, holders of Vertex common stock and Vertex Series A Preferred (described in greater detail below) vote together.  However, so long as at least 50% of the shares of the Vertex Series A Preferred originally issued in the Merger remain outstanding, holders of Vertex Series A Preferred, voting together as a class and separate from the common stock shareholders are entitled to elect one member of Vertex’s six-person Board of Directors.  Shares of Vertex common stock do not possess any rights in respect of cumulative voting.

The remaining five members of the Board of Directors are voted on by the common stock and Vertex Series A Preferred stock shareholders voting together, and are appointed by a plurality of the votes cast by such common stock and Vertex Series A Preferred stock shareholders.  Each common stockholder is entitled to one vote for every share of stock having voting rights registered in his or her name on the record date for the meeting or vote.

Preferred Stock

The total number of “blank check” authorized shares of Vertex preferred stock is 50,000,000 shares, $0.001 par value per share. The total number of authorized shares of Vertex’s Series A Convertible Preferred Stock (“Vertex Series A Preferred”) is 5,000,000 and the total number of authorized shares of Vertex’s Series B Convertible Preferred Stock is 2,000,000 (“Vertex Series B Preferred”).

Vertex Series A Preferred

Holders of outstanding shares of Vertex Series A Preferred are entitled to receive dividends, when, as, and if declared by Vertex’s board of directors. No dividends or similar distributions may be made on shares of capital stock or securities junior to the Vertex Series A Preferred until dividends in the same amount per share on the Vertex Series A preferred have been declared and paid. In connection with a liquidation, winding-up, dissolution or sale of Vertex, each share of Vertex Series A Preferred is entitled to receive $1.49 prior to similar liquidation payments due on shares of Vertex common stock or any other class of securities junior to the Vertex Series A Preferred. Shares of Vertex Series A Preferred are not entitled to participate with the holders of Vertex common stock with respect to the distribution of any remaining assets of Vertex.

Each share of Vertex Series A Preferred is entitled to that number of votes equal to the number of whole shares of Vertex common stock into which it is convertible. Generally, holders of Vertex common stock and Vertex Series A Preferred vote together as a single class.

Shares of Vertex Series A Preferred automatically convert into shares of Vertex common stock on the earliest to occur of the following:

•	The affirmative vote or written consent of the holders of a majority of the then-outstanding shares of Vertex Series A Preferred;

•
If the closing market price of Vertex common stock averages at least $15.00 per share over a period of 20 consecutive trading days and the daily trading volume averages at least 7,500 shares over such period;

•	If Vertex consummates an underwritten public offering of its securities at a price per share not less than $10.00 and for a total gross offering amount of at least $10 million; or

•	If a sale of Vertex occurs resulting in proceeds to the holders of Vertex Series A Preferred of a per share amount of at least $10.00.

•
Holders of Vertex Series A Preferred may not voluntarily convert their shares into Vertex common stock for at least one year following the issuance of the Vertex Series A Preferred. Thereafter, holders may convert their shares of Vertex Series A Preferred subject to the following conditions:

•
At any time following the one-year anniversary of the issuance of Vertex Series A Preferred, holders may convert only up to that number of shares such that, upon conversion, the aggregate beneficial ownership of Vertex common stock of any such holder and all persons affiliated with such holder does not exceed 4.99% of Vertex’s common stock then outstanding; and

•
Prior to the three-year anniversary of the issuance of Vertex Series A Preferred, no holder may, in any given three-month period, convert more than that number of shares of Vertex Series A Preferred that equals 5% of the total number of shares of Vertex Series A Preferred then beneficially owned by such holder.

Each share of Vertex Series A Preferred converts into one share of Vertex common stock, subject to adjustment.

Special Voting Rights

The holder of each share of Vertex Series A Preferred is entitled to that number of votes equal to the number of whole shares of Vertex common stock into which such holder’s shares are convertible. In general, holders of Vertex common stock and Vertex Series A Preferred vote together as a single class. However, so long as at least 50% of the shares of the Vertex Series A Preferred originally issued in the merger remain outstanding, holders of Vertex Series A Preferred are entitled to elect one member of Vertex’s six-person board of directors. Any director elected by holders of shares of Vertex Series A Preferred may be removed during such director’s term of office, either with or without cause, only by the affirmative vote of at least 66-2/3% of the then outstanding shares of Vertex Series A Preferred.

Vertex Series B Preferred Stock

On January 13, 2010, the Company’s Board of Directors approved the filing of a Certificate of Designation of the Company’s Series B Convertible Preferred Stock (the “Vertex Series B Preferred Stock”), which was filed with the Secretary of State of Nevada on or around January 14, 2010 (the “Designation”).  The Designation provides for 2,000,000 shares of Vertex Series B Preferred Stock which have the following rights, preferences and limitations (which rights, preferences and limitations are qualified in all respects by the terms and conditions of the actual Designation as filed with the Secretary of State of Nevada):

•
The Vertex Series B Preferred Stock accrues a dividend of 12% per annum, payable quarterly in arrears (beginning on the first full quarter after the issuance date of such Vertex Series B Preferred Stock), based on a face value of $1.00 per share;

•
The Vertex Series B Preferred Stock includes a liquidation preference which is junior to the Company’s previously outstanding shares of preferred stock, senior securities and other security holders as provided in further detail in the Designation;

•
The Vertex Series B Preferred Stock is convertible into shares of the Company’s common stock on a one for one basis at a conversion price of $1.00 per share, provided that the Vertex Series B Preferred Stock automatically converts into shares of the Company’s common stock on a one for one basis if the Company’s common stock trades above $2.00 per share for a period of 10 consecutive trading days;

•	The Vertex Series B Preferred Stock has no voting rights (other than on matters concerning the Vertex Series B Preferred Stock as further described in the Designation); and

•
The Company is obligated to redeem any unconverted shares of Vertex Series B Preferred Stock in cash at $1.00 per share on the third anniversary date of the original issuance date of each share of Vertex Series B Preferred Stock.

From June 2nd to June 15th 2011 (ten (10) consecutive trading days), the trading price of the Company’s common stock on the Over-The-Counter Bulletin Board closed at equal to or greater than $2.00 per share, which triggered the automatic conversion provision of the 600,000 outstanding shares of Series B Preferred Stock.  As a result, effective June 15, 2011, all 600,000 previously outstanding shares of Series B Preferred Stock automatically converted, without any required action by any holder thereof, into 600,000 shares of the Company’s common stock.

Lock-Up Agreements

The Vertex shares issued to certain insiders, founders and early owners of World Waste are subject to a contractual lock-up voluntarily entered into by such holders in connection with the Merger.  The Lock-up Agreements provide that until three years following the effective date of the Merger (i.e., until April 16, 2012), such shareholders cannot sell, assign, pledge or otherwise transfer any shares of Vertex common stock such holders beneficially own, without Vertex’s prior written consent.  Notwithstanding the foregoing, the Lock-up Agreements provide that the holders may transfer (i) all or any portion of the shares subject to the Lock-up Agreements commencing on the date that the closing price of Vertex’s common stock has averaged at least $15.00 per share over a period of 20 consecutive trading days and the daily trading volume over the same 20-day period has averaged at least 7,500 shares; (ii) all or any portion of the shares as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound by the restrictions set forth in the Lock-up Agreement, (iii) all or any portion of the shares to any trust for the direct or indirect benefit of the holder or the immediate family of the holder, provided that the trustee of the trust agrees to be bound by the restrictions set forth in the Lock-up Agreement, and provided further that any such transfer shall not involve a disposition for value, and (iv) in any given three-month period commencing on the one-year anniversary of the effective date of the Merger, up to that number of shares equal to 5% of the total number of shares then beneficially owned by such holder.

Our directors and executive officers have agreed to certain restrictions on their ability to sell shares of our common stock for a period of 90 days after the date of this prospectus. They have agreed not to offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Craig-Hallum Capital Group. The agreement provides exceptions for (i) sales to the underwriter pursuant to the purchase agreement, (ii) sales in connection with the exercise of options granted, and (iii) certain other exceptions.

Options and Warrants

Vertex assumed warrants to purchase approximately 94,084 shares of its common stock, each at a nominal exercise price and warrants to purchase an aggregate of 542,916 shares of common stock with exercise prices ranging from between $0.10 and $27.50 per share and options to purchase 659,300 shares of common stock with exercise prices ranging from between $1.55 to $37.00 per share in connection with the Merger (of which 25,369 warrants had expired unexercised and 53,530 warrants had been exercised as of September 30, 2011).  Vertex also granted warrants to purchase an aggregate of 774,478 shares of Vertex’s common stock to the partners of Vertex LP, which warrants had various exercise prices ranging from $1.55 to $37.00 per share, and had various expiration dates from between April 28, 2010 and February 26, 2018, and which warrants represented 40% of the total outstanding warrants and options of World Waste (not taking into account the warrants with a nominal exercise price, as described above) on the effective date of the Merger (of which 349,740 warrants had expired unexercised as of September 30, 2011).

Vertex has also granted an aggregate of 2,071,500 options (of which 85,000 have expired unexercised and 10,000 have been exercised to date) with exercise prices between $0.45 and $3.00 per share, all of which are held by Vertex’s employees, directors, and consultants and an aggregate of 255,000 options which are held by consultants of the Company, which have exercise prices between $0.75 and $1.75 per share (not including 5,000 warrants which were previously granted and expired as unexercised).

Vertex granted warrants to purchase 600,000 shares of Vertex’s common stock at an exercise price of $2.00 per share, to three different purchasers of the Company’s Units (as described below under “Liquidity and Capital Resources”) during 2010 in connection with the sale of the Units each including one share of Series B Preferred Stock and one warrant to purchase one share of Vertex’s common stock.

Equity Compensation Plan Information

Effective May 16, 2008, the Company’s Board of Directors approved the Company’s 2008 Stock Incentive Plan, which was subsequently approved by the majority shareholders of the Company on December 3, 2008, which allows the Board of Directors to grant up to an aggregate of 600,000 qualified and non-qualified stock options, restricted stock and performance based awards of securities to the Company’s officers, Directors and consultants to help attract and retain qualified Company personnel (the “2008 Plan”).

Effective July 14, 2009, the Company’s Board of Directors approved the Company’s 2009 Stock Incentive Plan, which was subsequently approved by the majority shareholders of the Company on July 14, 2010, which allows the Board of Directors to grant up to an aggregate of 1,575,000 qualified and non-qualified stock options, restricted stock and performance based awards of securities to the Company’s officers, Directors and consultants to help attract and retain qualified Company personnel (the “2009 Plan” and collectively with the 2008 Plan, the “Plans”).

The following table provides information as of December 31, 2010 regarding the Plans (including individual compensation arrangements) under which equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities available for future issuance under equity compensation plans (excluding those in first column)
Equity compensation plans approved by the security holders	620,200	$21.83	143,500
Equity compensation plans not approved by the security holders	1,870,600	$11.58	370,000
Total	2,490,800		513,500

Anti-Takeover Provisions of Our Charter and Bylaws

Our Articles of Incorporation and Bylaws contain various provisions that could render more difficult certain unsolicited or hostile attempts to take us over, that could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business. These provisions include:

•
Special Meetings of Stockholders. Our Bylaws provide that special meetings of the stockholders may only be called by our Board of Directors, the Chairman of the Board, the President or by stockholders holding not less than 30% of the voting power of the Company.

•	Vacancies. Our Bylaws provide that vacancies on our board may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders.

•
Preferred Stock. Our Articles of Incorporation allow us to issue up to 50,000,000 shares of undesignated preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In some circumstances, this issuance could have the effect of decreasing the market price of the common stock as well as having an anti-takeover effect.

•
Authorized but Unissued Shares. Our Board of Directors may cause us to issue our authorized but unissued shares of common stock in the future without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Anti-Takeover Provisions Under The Nevada Revised Statutes

Business Combinations

           Sections 78.411 to 78.444 of the Nevada revised statues (the “NRS”) prohibit a Nevada corporation from engaging in a "combination" with an "interested stockholder" for three years following the date that such person becomes an interested shareholder and place certain restrictions on such combinations even after the expiration of the three-year period. With certain exceptions, an interested stockholder is a person or group that owns 10% or more of the corporation's outstanding voting power (including stock with respect to which the person has voting rights and any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, or understanding or upon the exercise of conversion or exchange rights) or is an affiliate or associate of the corporation and was the owner of 10% or more of such voting stock at any time within the previous three years.

           A Nevada corporation may elect not to be governed by Sections 78.411 to 78.444 by a provision in its articles of incorporation. Vertex has such a provision in its articles of incorporation, as amended, pursuant to which it has elected to opt out of Sections 78.411 to 78.444; therefore, these sections do not apply to Vertex.

Control Shares

Nevada law also seeks to impede "unfriendly" corporate takeovers by providing in Sections 78.378 to 78.3793 of the NRS that an "acquiring person" shall only obtain voting rights in the "control shares" purchased by such person to the extent approved by the other shareholders at a meeting. With certain exceptions, an acquiring person is one who acquires or offers to acquire a "controlling interest" in the corporation, defined as one-fifth or more of the voting power. Control shares include not only shares acquired or offered to be acquired in connection with the acquisition of a controlling interest, but also all shares acquired by the acquiring person within the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person.

A Nevada corporation may elect to opt out of the provisions of Sections 78.378 to 78.3793 of the NRS. Vertex has no provision in its articles of incorporation pursuant to which it has elected to opt out of Sections 78.378 to 78.3793; therefore, these sections do apply to Vertex.

Removal of Directors

           Section 78.335 of the NRS provides that 2/3rds of the voting power of the issued and outstanding shares of the Company are required to remove a Director from office.  As such, it may be more difficult for shareholders to remove Directors due to the fact the NRS requires greater than majority approval of the shareholders for such removal.

Transfer Agent

           The transfer agent for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, New York 10004.

Indemnification of Directors and Officers

The Nevada Revised Statutes and our Articles of Incorporation, as amended, allow us to indemnify our officers and Directors from certain liabilities and our Bylaws state that we shall indemnify every (i) present or former Director, advisory Director or officer of us, (ii) any person who while serving in any of the capacities referred to in clause (i) served at our request as a Director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and (iii) any person nominated or designated by (or pursuant to authority granted by) the Board of Directors or any committee thereof to serve in any of the capacities referred to in clauses (i) or (ii) (each an “Indemnitee”).

Our Bylaws provide that we shall indemnify an Indemnitee against all judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement and reasonable expenses actually incurred by the Indemnitee in connection with any proceeding in which he was, is or is threatened to be named as a defendant or respondent, or in which he was or is a witness without being named a defendant or respondent, by reason, in whole or in part, of his serving or having served, or having been nominated or designated to serve, if it is determined that the Indemnitee (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his Official Capacity, that his conduct was in our best interests and, in all other cases, that his conduct was at least not opposed to our best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that an Indemnitee is found liable to us or is found liable on the basis that personal benefit was improperly received by the Indemnitee, the indemnification (i) is limited to reasonable expenses actually incurred by the Indemnitee in connection with the Proceeding and (ii) shall not be made in respect of any Proceeding in which the Indemnitee shall have been found liable for willful or intentional misconduct in the performance of his duty to us.

Except as provided above, the Bylaws provide that no indemnification shall be made in respect to any proceeding in which such Indemnitee has been (a) found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the Indemnitee's official capacity, or (b) found liable to us.  The termination of any proceeding by judgment, order, settlement or conviction, or on a plea of nolo contendere or its equivalent, is not of itself determinative that the Indemnitee did not meet the requirements set forth in clauses (a) or (b) above.  An Indemnitee shall be deemed to have been found liable in respect of any claim, issue or matter only after the Indemnitee shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom.  Reasonable expenses shall, include, without limitation, all court costs and all fees and disbursements of attorneys’ fees for the Indemnitee.  The indemnification provided shall be applicable whether or not negligence or gross negligence of the Indemnitee is alleged or proven.

Neither our Bylaws nor our Articles of Incorporation include any specific indemnification provisions for our officers or Directors against liability under the Securities Act. Additionally, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

UNDERWRITING

The underwriter named below has agreed to buy, subject to the terms of the purchase agreement, the number of shares of common stock listed opposite its name below. The underwriter is committed to purchase and pay for all of the shares, if any are purchased, other than those shares covered by the over-allotment option we describe below. The purchase agreement also provides that if the underwriter defaults, this offering of our common stock may be terminated.

Number of
Underwriter	Shares

Craig-Hallum Capital Group	2,000,000
Total	2,000,000

The underwriter has advised us that it proposes to offer the shares of common stock to the public at $              per share. The underwriter proposes to offer the shares to certain dealers at the same price less a concession of not more than $               per share. After the offering, these figures may be changed by the underwriter.

We have granted to the underwriter an option to purchase up to an additional 300,000 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table below. The underwriter may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any, including as described below.

The following table summarizes the underwriting discounts that we will pay to the underwriter. These amounts are shown assuming both no exercise and full exercise of the over-allotment option. We have also agreed to pay up to $150,000 of the fees and expenses of the underwriter which may include the fees and expenses of counsel to the underwriter. The fees and expenses of the underwriter that we have agreed to reimburse are not included in the underwriting discounts set forth in the table below. The underwriting discount was determined through arms’ length negotiations between us and the underwriter.

Total with
	Total with no Over-Allotment	Over-Allotment

Underwriting discount to be paid to the underwriter by us	$	$

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be $300,000. This includes $150,000 of fees and expenses of the underwriter. These expenses are payable by us.

From time to time in the ordinary course of business, the underwriter and its respective affiliates have performed, and may in the future perform, various commercial banking, investment banking and other financial services for us for which it received, or will receive, customary fees and reimbursement of expenses.

We have entered into an exclusive engagement letter (the “Engagement Letter”) with the underwriter, which may be terminated by either party subject to certain restrictions, pursuant to which the underwriter provides us with certain merger and acquisition advisory services. Under the Engagement Letter, we paid the underwriter a retainer fee of $5,000, and we will pay the underwriter an opinion fee for certain merger and acquisition advisory services as well as reimburse the underwriter for certain reimbursable expenses.

We have agreed to indemnify the underwriter against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Our directors and executive officers have agreed to certain restrictions on their ability to sell additional shares of our common stock for a period of 90 days after the date of this prospectus. They have agreed not to offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Craig-Hallum Capital Group. The agreement provides exceptions for (i) sales to the underwriter pursuant to the purchase agreement, (ii) sales in connection with the exercise of options granted and (iii) certain other exceptions.

We have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 90 days after the date of this prospectus. We have agreed not to offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Craig-Hallum Capital Group. The agreement is subject to limited exceptions.

To facilitate the offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriter may over-allot or otherwise create a short position in the common stock for its own account by selling more shares of common stock than have been sold to it by us. The underwriter may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriter. In addition, the underwriter may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Over-the-Counter Bulletin Board or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriter (and selling group members) may also engage in passive market making transactions in the common stock on the Over-the-Counter Bulletin Board. Passive market making consists of displaying bids on the Over-the-Counter Bulletin Board limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

The underwriter may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and place orders online or through their financial advisors.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by The Loev Law Firm, PC, Bellaire, Texas.  Faegre & Benson LLP, Minneapolis, Minnesota, is counsel for the underwriter in connection with this offering.

EXPERTS

LBB & Associates Ltd., LLP (“LBB”), has audited, as set forth in their report thereon appearing elsewhere herein, our financial statements at December 31, 2010 and 2009 and for the years then ended that appear in the prospectus. The financial statements referred to above are included in this prospectus with reliance upon the independent registered public accounting firms’ opinions based on their expertise in accounting and auditing.

INTERESTS OF NAMED EXPERTS AND COUNSEL

           David M. Loev, the manager and sole owner of The Loev Law Firm, PC, beneficially owns 7,500 shares of common stock and stock options to purchase 10,000 shares of the Company’s common stock at an exercise price of $1.20 per share, of which all of such options have fully vested and ¼ of such options are exercisable by Mr. Loev on each of the first four anniversaries of the grant date of such options, May 16, 2008, and which options have a term of 10 years.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, of which this prospectus is a part. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information with respect to our Company and the shares of our common stock to be sold in this offering, we refer you to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. These documents are publicly available, free of charge, on our website (www.vertexenergy.com) as soon as reasonably practicable after filing such documents with the SEC.

You can read the registration statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may request copies of the filing, at no cost, by writing or telephoning us at:

Vertex Energy, Inc.
1331 Gemini Street, Suite 250
Houston, Texas 77058
(866) 660-8156

You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

VERTEX ENERGY, INC.

VERTEX ENERGY, INC.
CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2011	2010
	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$2,526,326	$744,313
Accounts receivable, net	2,113,667	1,482,510
Accounts receivable- related party	3,900	-
Inventory	6,047,649	3,901,781
Prepaid expenses	112,720	100,485
Total current assets	10,804,262	6,229,089

Noncurrent assets
Licensing agreement, net	1,957,826	1,833,966
Fixed assets, net	101,129	76,290
Total noncurrent assets	2,058,955	1,910,256

TOTAL ASSETS	$12,863,217	$8,139,345

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued expenses	$6,083,552	$4,593,199
Accounts payable-related party	968,276	407,273
Total current liabilities	7,051,828	5,000,472

Long-term liabilities
Mandatorily redeemable preferred stock, Series B, $.001 par value, 2,000,000 shares authorized, 0 and 600,000 issued and outstanding as of June 30, 2011 and December 31, 2010 (includes $150,000 to a related party)	-	600,000
Total liabilities	7,051,828	5,600,472

Commitments and contingencies

STOCKHOLDERS’ EQUITY

Preferred stock, $0.001 par value per share:
50,000,000 shares authorized
Series A Convertible Preferred stock, $0.001 par value, 5,000,000 authorized and 4,580,161 and 4,675,716 issued and outstanding at June 30, 2011 and December 31, 2010, respectively	4,581	4,676
Common stock, $0.001 par value per share;
750,000,000 shares authorized; 9,106,404 and 8,370,849 issued and outstanding at June 30, 2011 and December 31, 2010, respectively	9,106	8,371
Additional paid-in capital	2,940,114	2,275,074
Retained earnings	2,857,588	250,752
Total stockholders’ equity	5,811,389	2,538,873

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$12,863,217	$8,139,345

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS
THREE AND SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010

Revenues	$27,790,860	$15,867,061	$48,081,785	$29,140,141
Revenues – related parties	-	3,750	17,978	3,750
	27,790,860	15,870,811	48,099,763	29,143,891

Cost of revenues	25,325,275	14,962,107	43,363,282	27,207,357

Gross profit	2,465,585	908,704	4,736,481	1,936,534

Selling, general and administrative expenses	1,006,683	700,195	2,032,738	1,451,369

Income from operations	1,458,902	208,509	2,703,743	485,165

Other income (expense)
Other income	-	100,000	-	130,000
Interest expense	(25,177)	(25,952)	(54,218)	(62,598)
Total other income (expense)	(25,177)	74,048	(54,218)	67,402

Income before income tax	1,433,725	282,557	2,649,525	552,567

Income tax expense	(22,986)	-	(42,689)	-

Net income	$1,410,739	$282,557	$2,606,836	$552,567

Earnings per common share
Basic	$0.17	$0.03	$0.31	$0.07
Diluted	$0.10	$0.02	$0.19	$0.04

Shares used in computing earnings per share
Basic	8,535,111	8,258,493	8,487,392	8,256,375
Diluted	13,937,618	13,629,049	13,889,899	13,626,930

See accompanying notes to the consolidated financial statements

VERTEX ENERGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(unaudited)

	Six Months Ended
	June 30, 2011	June 30, 2010

Cash flows operating activities
Net income	$2,606,836	$552,567
Adjustments to reconcile net income to cash
provided by operating activities
Stock based compensation expense	61,680	101,163
Depreciation and amortization	78,301	70,395
Changes in assets and liabilities
Accounts receivable	(631,157)	161,998
Accounts receivable- related parties	(3,900)	(1,250)
Inventory	(2,145,868)	875,016
Prepaid expenses	(12,235)	49,691
Accounts payable	1,490,353	(514,950)
Accounts payable-related parties	561,003	(41,393)
Net cash provided by operating activities	2,005,013	1,253,237

Cash flows from investing activities
Purchase of intangible assets	(194,726)	(260,401)
Purchase of fixed assets	(32,274)	(7,154)
Net cash used by investing activities	(227,000)	(267,555)

Cash flows from financing activities
Proceeds from sale of Preferred “B” shares	-	600,000
Proceeds from exercise of common stock warrants	4,000	33
Line of credit proceeds, net	-	1,300,000
Payments on due to related party balance	-	(841,855)
Net cash provided by financing activities	4,000	1,058,178

Net increase in cash and cash equivalents	1,782,013	2,043,860

Cash and cash equivalents at beginning of the period	744,313	514,136

Cash and cash equivalents at end of period	$2,526,326	$2,557,996

SUPPLEMENTAL INFORMATION
Cash paid for interest during the period	$74,693	$51,798
Cash paid for income taxes during the period	$53,000	$-

NON-CASH TRANSACTIONS
Conversion of Series A Preferred Stock into common shares	$95	$27

Conversion of Series B Preferred Stock into common shares	$600,000	$-

See accompanying notes to the consolidated financial statements

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(UNAUDITED)

NOTE 1.  BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements of Vertex Energy, Inc. (the “Company,” or “Vertex Energy”) have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission (“SEC”), and should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company’s annual financial statements as filed with the SEC on Form 10-K on March 31, 2011 (the “Form 10-K”).  In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein.  The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Certain prior period amounts have been reclassified to conform to current period presentation. Notes to the consolidated financial statements which would substantially duplicate the disclosure contained in the audited consolidated financial statements for the most recent fiscal year 2010 as reported in Form 10-K, have been omitted.

NOTE 2.  RELATED PARTIES

The Company has numerous transactions with Vertex Holdings, L.P., formerly Vertex Energy, L.P. (also defined herein as the “Partnership” or “Vertex LP”), including the lease of the Partnership’s storage facility, subletting of office space, transportation of feedstock to re-refiners and the Company’s storage facility, and delivery from the Company’s re-refinery to end customers. The pricing under these contracts is with certain wholly-owned subsidiaries of the Partnership and is priced at market, and is reviewed periodically from time to time by the Board of Director’s Related Party Transaction committee.  The Related Party Transaction committee includes at least two independent directors and will review and pre-approve any and all related party transactions.

The consolidated financial statements include revenues from related parties of $17,978 and $3,750 and inventory purchases from related parties of $6,109,872 and $2,782,846 for the six months ended June 30, 2011 and 2010, respectively.  As of June 30, 2011, the Company owes $968,276 of accounts payable to related parties including Cedar Marine Terminal (“CMT”), H&H Oil Baytown, H&H Oil Austin and H&H Oil Corpus. These entities are majority-owned and controlled by our Chief Executive Officer and Chairman, Benjamin P. Cowart.  The Company also incurred process costs of $3,293,572 and $3,402,440 for the six months ended June 30, 2011 and 2010, respectively.  The costs arise from the TCEP operating agreement with CMT, whereby we pay up to $0.40 per gallon of processing costs.  In the past, both parties have agreed to share increased costs.

The Company subleases office space from Vertex LP. Rental payments under the lease are $6,629 per month and the lease will expire in June 2012.

The Company leases approximately 30,000 barrels in storage capacity for its Black Oil division at Cedar Marine Terminal, located in Baytown, Texas.  The monthly lease expense is $22,500 and the lease will expire in June 2012.

The Company leases approximately 45,000 barrels in storage capacity for its TCEP division at Cedar Marine Terminal, located in Baytown, Texas.  The monthly lease expense is $45,000. The Company is also leasing approximately 3,000 barrels in additional storage capacity for $4,500 per month. This lease will expire in June 2012.

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(UNAUDITED)

NOTE 3.  CONCENTRATIONS, SIGNIFICANT CUSTOMERS, COMMITMENTS AND CONTINGENCIES

The Company has concentrated credit risk for cash by maintaining deposits in one bank.  These balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  From time to time during the six months ended June 30, 2011, the Company’s cash balances exceeded the federally insured limits. No losses have been incurred relating to this concentration.

At June 30, 2011 and 2010, the Company’s revenues and receivables were comprised of the following customer concentrations:

	2011		2010
	% of	% of	% of	% of
	Revenues	Receivables	Revenues	Receivables
Customer 1	46%	0%	26%	24%
Customer 2	12%	0%	22%	43%
Customer 3	11%	34%	17%	0%
Customer 4	11%	27%	8%	32%
Customer 5	0%	0%	10%	0%

The Company purchases goods and services from one company that represented 27% of total purchases for the six months ended June 30, 2011.

The Company has several purchase agreements with suppliers that require purchases of minimum quantities of the Company’s products.  The agreements generally have a one year term, after which they become month-to-month agreements.  There are no penalties associated with these agreements.  Minimum future purchases under these contracts are approximately $15,325,701 through December 31, 2011 based on forward contract pricing as of July 27, 2011.

The Company has one debt facility available for use, of which there were no amounts outstanding as of June 30, 2011 and December 31, 2010, respectively. See note 4 for further details.

The Company’s revenue, profitability and future rate of growth are substantially dependent on prevailing prices for petroleum-based products.  Historically, the energy markets have been very volatile, and there can be no assurance that these prices will not be subject to wide fluctuations in the future.  A substantial or extended decline in such prices could have a material adverse effect on the Company’s financial position, results of operations, cash flows, and access to capital and on the quantities of petroleum-based product that the Company can economically produce.

The Company, in its normal course of business, is involved in various other claims and legal action.  In the opinion of management, the outcome of these claims and actions will not have a material adverse impact upon the financial position of the Company.

We intend to take advantage of any potential tax benefits related to net operating losses (“NOLs”) acquired as part of the World Waste merger.  As a result of the merger we acquired approximately $42 million of net operating losses that may be used to offset taxable income generated by the Company in future periods.

It is possible that the Company may be unable to use these NOLs in their entirety.  The extent to which the Company will be able to utilize these carry-forwards in future periods is subject to limitations based on a number of factors, including the number of shares issued within a three-year look-back period, whether the merger is deemed to be a change in control, whether there is deemed to be a continuity of World Waste’s historical business, and the extent of the Company’s subsequent income. As of December 31, 2010, the Company had utilized $1,616,638 of these NOLs leaving approximately $39.8 million of potential NOLs of which we expect to utilize approximately $2.6 million for the six months ended June 30, 2011.

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(UNAUDITED)

NOTE 4. NOTES PAYABLE

In September 2010, the Company entered into a loan agreement with Bank of America Merrill Lynch. The balance on the line of credit was $0 and $2,950,000 was available at June 30, 2011. The loan agreement is guaranteed by Cedar Marine Terminal, a related party of the Company.  The most restrictive covenant of the loan requires an interest coverage ratio of at least 1.5 to 1.  The Company believes it was in compliance of all aspects of the agreement at June 30, 2011.

The financing arrangement discussed above is secured by all of the assets of the Company.  Management of Vertex Energy believes that with the financing arrangements, in addition to projected earnings, it will have sufficient liquidity to fund the Company’s operations for the foreseeable future, although it may seek additional financing to fund acquisitions or other development in the future.

On October 15, 2010, we entered into a sales/purchase agreement with a supplier requiring the Company to provide a standby letter of credit in the amount of $900,000, which was amended to $550,000 on May 20, 2011 and expires on October 14, 2011.

NOTE 5. STOCK BASED COMPENSATION

The stock based compensation cost that has been charged against income by the Company was $61,680 and $101,163 for the six months ended June 30, 2011 and 2010, respectively, for options previously awarded by the Company.

In June 2011, we extended our consulting agreement for investor relations services.  The agreement was made effective as of April 15, 2011 and will remain in effect until October 14, 2011.  We agreed to compensate the consultant with a monthly fee and reimbursement of expenses incurred in connection with and pursuant to the agreement.  The agreement may be terminated by either party at any time upon 30 days written notice.  In addition, the Company granted the consultant warrants to purchase 25,000 shares of our common stock, with cashless exercise rights, at an exercise price of $1.75 per share. On May 10, 2011, the date of grant, 6,250 shares vested immediately and the remainder vest at 33 1/3% per year over the next three years.  The fair value of these warrants on the date of grant was $11,201.

Stock option activity for the six months ended June 30, 2011 is summarized as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)	Grant Date Fair Value
Outstanding at December 31, 2010	2,703,334	$5.81	7.60	$715,826
Options granted	-	-	-	-
Options exercised	-	-	-	-
Options cancelled/forfeited/expired	(15,000)	(.62)	-	(6,622)
Outstanding at June 30, 2011	2,688,334	$5.84	7.10	$709,204

Vested at June 30, 2011	1,826,026	$8.29	6.68	$360,175

Exercisable at June 30, 2011	1,826,026	$8.29	6.68	$360,175

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(UNAUDITED)

A summary of the Company’s stock warrant activity and related information for the six months ended June 30, 2011 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)	Grant Date Fair Value
Outstanding at December 31, 2010	1,773,457	$14.24	1.96	$172,973
Warrants granted	25,000	1.75	4	11,201
Warrants exercised	(40,000)	(.10)	(2.04)	(2,342)
Warrants cancelled/forfeited/expired	(336,281)	(26.91)	-	(20,177)
Warrants at June 30, 2011	1,422,176	$11.42	1.87	$161,655

Vested at June 30, 2011	1,314,889	$12.28	1.78	$132,334

Exercisable at June 30, 2011	1,314,889	$12.28	1.78	$132,334

NOTE 6. EARNINGS (LOSS) PER SHARE

Basic earnings per share includes no dilution and is computed by dividing income  available to common shareholders by the weighted average number of common shares outstanding for the periods presented. The calculation of basic earnings per share for the six months ended June 30, 2011 includes the weighted average of common shares outstanding.  Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, such as convertible preferred stock, stock options, warrants or convertible securities.  The calculation of diluted earnings per share for the six months ended June 30, 2011, does not include options to purchase 1,980,184 shares and warrants to purchase 1,307,980 shares due to their anti-dilutive effect, since the instruments were out of the money.

The following is a reconciliation of the numerator and denominator for basic and diluted earnings per share for the six months ended June 30, 2011 and 2010:

	2011	2010

Basic Earnings per Share
Numerator:
Income available to common shareholders	$2,606,836	$552,567
Denominator:
Weighted-average shares outstanding	8,487,392	8,256,375

Basic earnings per share	$0.31	$0.07

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(UNAUDITED)

Diluted Earnings per Share
Numerator:
Income	$2,606,836	$552,567
Denominator:
Weighted-average shares outstanding	8,487,392	8,256,375
Effect of dilutive securities
Stock options and warrants	822,346	641,939
Preferred stock	4,580,161	4,728,616

Diluted weighted-average shares outstanding	13,889,899	13,626,930

Diluted earnings per share	$0.19	$0.04

NOTE 7. COMMON STOCK

The total number of authorized shares of the Company’s common stock is 750,000,000 shares, $0.001 par value per share. As of June 30, 2011, there were 9,106,404 common shares issued and outstanding.

During the six months ending June 30, 2011, there were 95,555 shares of the Company's Series A Preferred Stock converted into the Company's common stock and warrants and options to purchase 40,000 shares of the Company's common stock were exercised for cash proceeds of $4,000.  In addition, 600,000 shares of the Series B Preferred Stock were converted into the Company's common stock as discussed in note 8.

NOTE 8.  PREFERRED STOCK

The total number of authorized shares of the Company’s preferred stock is 50,000,000 shares, $0.001 par value per share. The total number of designated shares of the Company’s Series A Preferred Stock is 5,000,000 (“Series A Preferred”).  The total number of designated shares of the Company’s Series B Preferred Stock is 2,000,000. As of June 30, 2011 there were 4,580,161 shares of Series A Preferred Stock issued and outstanding and no Series B Preferred shares issued and outstanding.

From June 2, 2011 to June 15, 2011(ten consecutive trading days), the trading price of the Company’s common stock on the Over-The-Counter Bulletin Board closed at equal to or greater than $2.00 per share, which triggered the Automatic Conversion Provision of the Series B Preferred Stock. As a result, effective June 15, 2011, all 600,000 outstanding shares of Series B Preferred Stock automatically converted, without any required action by the holder, into 600,000 shares of the Company’s common stock. The Company recognized $33,200 of interest expense related to the Series B Preferred Stock liability during the six months ending June 30, 2011.

NOTE 9.  LICENSING AGREEMENT

The Company operates under an operating and licensing agreement with a related party that is majority-owned and controlled by the Company’s Chief Executive Officer and Chairman, Benjamin P. Cowart, that provides for an irrevocable, non-transferable, royalty-free, perpetual right to use a certain thermal/chemical extraction technology (TCEP”) to re-refine certain used oil feedstock and associated operations of this technology on a global basis.  This includes the right to utilize the technology in any future production facilities built by the Company.  If the related entity is unable to continue operations, the Company would not have a source of its TCEP products to sell to customers, which could negatively impact sales. The Company must approve any research and development costs that are performed by the related party and this may affect the related party’s ability to maintain technological feasibility of the technology which could impact the value of the license. The Company will continue to make expenditures on the development of the process in the foreseeable future, which could be significant. We believe the license is technologically feasible; however, we believe we can make improvements that will enhance the TCEP process and design.

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(UNAUDITED)

The initial valuation of the license was based upon the cost to acquire the use of TCEP and its processes. It will be assessed over time for changes in the valuation. Additional development costs capitalized during the six months ended June 30, 2011 and 2010 were $194,726 and $260,401, respectively. The Company is amortizing the value of the license agreement over a fifteen year period.  Amortization expense was $70,866 and $62,376 for the six months ending June 30, 2011 and 2010, respectively.  No indications of impairment of the license existed as of June 30, 2011.

NOTE 10.  SEGMENT REPORTING

The Company’s reportable segments include the Black Oil and Refining & Marketing divisions.  Segment information for the three and six months ended June 30, 2011 and 2010, is as follows:

SIX MONTHS ENDED JUNE 30, 2011

		Refining &
	Black Oil	Marketing	Total
Revenues	$8,848,149	$39,251,614	$48,099,763

Net income (loss) from operations	$39,632	$2,664,111	$2,703,743

Total Assets	$7,875,050	$6,161,647	$14,036,697

SIX MONTHS ENDED JUNE 30, 2010

		Refining &
	Black Oil	Marketing	Total
Revenues	$8,052,942	$21,090,949	$29,143,891

Net income (loss) from operations	$249,188	$235,977	$485,165

THREE MONTHS ENDED JUNE 30, 2011

		Refining &
	Black Oil	Marketing	Total
Revenues	$4,446,043	$23,344,817	$27,790,860

Net income (loss) from operations	$37,630	$1,421,272	$1,458,902

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(UNAUDITED)

THREE MONTHS ENDED JUNE 30, 2010

		Refining &
	Black Oil	Marketing	Total
Revenues	$4,892,328	$10,978,483	$15,870,811

Net income (loss) from operations	$279,912	$(71,403)	$208,509

NOTE 11. SUBSEQUENT EVENTS

Subsequent to June 30, 2011, the available credit on the Line of Credit is $3,500,000 of which $550,000 has been allocated to the outstanding letter of credit.  As of August 5, 2011, the outstanding balance drawn on the line of credit is $0 leaving an available balance for draw downs of $2,950,000.

Subsequent to the six months ending June 30, 2011, a total of 12,586 shares of the Company’s Series A Preferred Stock were converted into 12,586 shares of the Company’s common stock.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Vertex Energy, Inc.
Houston, TX

We have audited the accompanying consolidated balance sheets of Vertex Energy, Inc. (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vertex Energy, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

LBB & Associates Ltd., LLP
Houston, Texas
March 23, 2011

VERTEX ENERGY, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS

Current assets
Cash and cash equivalents	$744,313	$514,136
Accounts receivable, net	1,482,510	2,188,423
Inventory	3,901,781	2,978,883
Prepaid expenses	100,485	115,541
Total current assets	6,229,089	5,796,983

Noncurrent assets
Licensing agreement, net	1,833,966	1,675,197
Fixed assets, net	76,290	75,807
Total noncurrent assets	1,910,256	1,751,004

TOTAL ASSETS	$8,139,345	$7,547,987

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued expenses	$4,593,199	$5,052,558
Accounts payable-related party	407,273	527,731
Due to related party	-	841,855
Total current liabilities	5,000,472	6,422,144
Long-term liabilities
Mandatorily redeemable preferred stock, Series B, $0.001 par value, 2,000,000 shares authorized, 600,000 and 0 issued and outstanding as of December 31, 2010 and December 31, 2009, respectively (includes $150,000 to a related party)	600,000	-
Total liabilities	5,600,472	6,422,144

Commitments and contingencies
STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value per share:
50,000,000 shares authorized
Series A convertible preferred stock, $0.001 par value, 5,000,000 authorized and 4,675,716 and 4,755,666 issued and outstanding at December 31, 2010 and 2009, respectively	4,676	4,756
Common stock, $0.001 par value per share;
750,000,000 shares authorized; 8,370,849 and 8,254,256 issued and outstanding at December 31, 2010 and 2009, respectively	8,371	8,254
Additional paid-in capital	2,275,074	2,090,507
Retained earnings (deficit)	250,752	(977,674)
Total stockholders’ equity	2,538,873	1,125,843

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$8,139,345	$7,547,987

See accompanying notes to the consolidated financial statements

VERTEX ENERGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
DECEMBER 31, 2010 AND 2009

	2010	2009

Revenues	$58,135,407	$38,555,976
Revenues-related parties	5,578	147,871
	58,140,985	38,703,847
Cost of revenues	53,901,041	35,974,295

Gross profit	4,239,944	2,729,552

Selling, general and administrative expenses	3,093,307	3,089,539
Merger related expenses	-	249,397

Total selling, general and administrative expenses	3,093,307	3,338,936

Income (loss) from operations	1,146,637	(609,384)

Other income (expense)
Other income	219,333	-
Interest expense	(116,747)	-
Total other income (expense)	102,586	-

Income (loss) before income taxes	1,249,223	(609,384)

Income tax expense	(20,797)	-

Net income (loss)	$1,228,426	$(609,384)

Earnings per common share
Basic	$0.15	$(0.08)
Diluted	$0.09	$(0.08)

Shares used in computing earnings per share
Basic	8,294,436	7,453,958
Diluted	14,128,864	7,453,958

See accompanying notes to the consolidated financial statements

Vertex Energy, Inc.
Statements of Stockholders' Equity
For the Years Ending December 31, 2010 and 2009

						Retained	Total
	Common Stock Shares	Common Stock $.001 Par	Preferred Stock Shares	Preferred Stock $.001 Par	Additional Paid-in Capital	Earnings (Deficit)	Stockholders' Equity

Balance on December 31, 2008	5,502,000	$5,502	-	$-	$421,541	$(368,290)	$58,753

Distribution to Partners	-	-	-	-	(51,391)	-	(51,391)

Issuance of stock options and warrants	-	-	-	-	324,589	-	324,589

Recapitalization due to merger	2,749,616	2,750	4,755,666	4,756	1,395,506	-	1,403,012

Exercise of warrants for cash	2,640	2	-	-	262	-	264

Net loss	-	-	-	-	-	(609,384)	(609,384)

Balance on December 31, 2009	8,254,256	8,254	4,755,666	4,756	2,090,507	(977,674)	1,125,843

Exercise of stock options and warrants	16,643	17	-		2,266		2,283

Issuance of stock options and warrants	20,000	20	-	-	182,301	-	182,321

Conversion of preferred stock to common	79,950	80	(79,950)	(80)	-	-	-

Net income	-	-	-	-	-	1,228,426	1,228,426

Balance on December 31, 2010	8,370,849	$8,371	4,675,716	$4,676	$2,275,074	$250,752	$2,538,873

See accompanying notes to the consolidated financial statements

VERTEX ENERGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

Cash flows operating activities
Net income (loss)	$1,228,426	$(609,384)
Adjustments to reconcile net income (loss) to cash
provided by operating activities
Stock based compensation expense	182,321	324,589
Depreciation and amortization	145,977	65,572
Changes in assets and liabilities
Accounts receivable, net	705,913	(1,954,704)
Accounts receivable- related parties	-	21,232
Due from partnership	-	265,219
Inventory	(922,898)	(2,397,911)
Prepaid expenses	15,056	(45,378)
Accounts payable and accrued expenses	(459,358)	5,713,388
Accounts payable – related parties	(120,459)	(668,942)
Net cash provided by operating activities	774,978	713,681

Cash flows from investing activities
Purchase of intangible assets	(288,015)	(1,731,889)
Purchase of fixed assets	(17,214)	(84,114)
Net cash used by investing activities	(305,229)	(1,816,003)

Cash flows from financing activities
Proceeds from sale of Preferred “B” shares	600,000	-
Proceeds from exercise of common stock warrants and options	2,283	264
Distributions to limited partners prior to merger	-	(51,391)
Proceeds from recapitalization	-	2,408,114
Payments on amounts due to related party balance	(841,855)	(758,145)
Net cash provided (used) by financing activities	(239,572)	1,598,842

Net increase in cash and cash equivalents	230,177	496,520

Cash and cash equivalents at beginning of the period	514,136	17,616

Cash and cash equivalents at end of period	$744,313	$514,136

SUPPLEMENTAL INFORMATION
Cash paid for interest during the period	$95,874	$89,682
Cash paid for income taxes during the period	$10,500	$-

NON-CASH TRANSACTIONS
Assumption of liability from related party in connection with recapitalization	$-	$1,600,000

Capital contributions by related party in connection with recapitalization	$-	$594,898

See accompanying notes to the consolidated financial statements

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1.  BASIS OF PRESENTATION AND NATURE OF OPERATIONS

Vertex Energy, Inc. (“Vertex Energy” or the “Company”), provides a range of services designed to aggregate, process and recycle industrial and commercial waste systems.  Vertex Energy currently provides these services in 13 states, with its primary focus in the Gulf Coast region.

COMPANY OPERATIONS

Vertex Energy’s operations are primarily focused on recycle/reuse options for petroleum products, crudes, used lubricants and distillate petroleum products.  This focus includes the aggregation, processing and refining of these used petroleum materials into viable commodity products.  Vertex Energy’s two principal divisions are comprised of Black Oil and Refining and Marketing.

Black Oil

Through its Black Oil division, which has been operational since 2001, Vertex Energy recycles used motor oil by purchasing it from a network of local and regional collectors with which Vertex Energy has existing relationships, consolidating it for efficient delivery, and selling it to third-party re-refiners.  The re-refiners then upgrade and sell the product for their own accounts.  In addition, the Company has established arrangements with other customers of its products such as blenders and burners of black oil.

Refining and Marketing

Through its Refining and Marketing division, which has been operational since 2004, Vertex Energy recycles hydrocarbon streams by (1) purchasing and aggregating these streams from collectors and generators, (2) managing the delivery of these streams to a third-party facility for processing into end-products and (3) managing the sale of the end-products.  Vertex Energy gathers hydrocarbon streams in the form of petroleum distillates, transmix and other chemical products that have become off-specification during the transportation or refining process.  These feedstock streams are purchased from pipeline operators, refineries, chemical processing facilities and third-party providers, processed on Vertex Energy’s behalf by a third-party facility, and then resold by Vertex Energy.  The end products are typically three distillate petroleum streams (gasoline blendstock, fuel oil cutterstock and marine diesel oil), which are sold to major oil companies or to large petroleum trading and blending companies.  In addition the Refining and Marketing division gathers hydrocarbon streams in the form of recovered black oil which is then re-refined through our TCEP.  The finished product is then sold by barge as marine fuel cutterstock and a feedstock component for major refineries.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments purchased with original maturities of three months or less at the date of purchase to be cash equivalents.

Accounts receivable

Accounts receivable represents amounts due from customers.  Accounts receivable are recorded at invoiced amounts, net of reserves and allowances, and do not bear interest.  The Company uses its best estimate to determine the required allowance for doubtful accounts based on a variety of factors, including the length of time receivables are past due, economic trends and conditions affecting its customer base, significant one-time events and historical write-off experience.  Specific provisions are recorded for individual receivables when we become aware of a customer’s inability to meet its financial obligations.  The Company reviews the adequacy of its reserves and allowances quarterly.

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Receivable balances greater than 30 days past due are individually reviewed for collectability and if deemed uncollectible, are charged off against the allowance accounts after all means of collection have been exhausted and the potential for recovery is considered remote.  The Company does not have any significant off balance sheet credit exposure related to its customers.  The allowance was $0 at December 31, 2010 and 2009.

Inventory

Inventories of products consist of feedstocks and refined petroleum products and are reported at the lower of cost or market.

Fixed assets

Fixed assets are stated at historical costs. Depreciation of fixed assets placed in operations is provided using the straight-line method over the estimated useful lives of the assets.  The policy of the Company is to charge amounts for maintenance and repairs to expenses, and to capitalize expenditures for major replacements and betterments.

Intangible assets

Intangible assets are amortized over their estimated useful lives. Amortizable intangible assets are reviewed at least annually to determine whether events and circumstances warrant a revision to the remaining period of amortization.

License agreement development costs

The Company capitalizes costs to improve any acquired intangible asset which is specifically identifiable, and has a definite life.  All other costs are expensed as incurred.

Revenue recognition

Revenue for each of the Company’s divisions is recognized when persuasive evidence of an arrangement exists, goods are delivered, sales price is determinable, and collection is reasonably assured.  Revenue is recognized upon delivery by truck and railcar of feedstock to its re-refining customers and upon product leaving the Company’s terminal facilities via barge.

Leases

The Company recognizes lease expense on a straight-line basis over the minimum lease terms which expire at various dates through 2012.  These leases are for office and storage tank facilities and are classified as operating leases.  For leases that contain predetermined, fixed escalations of the minimum rentals, the Company recognizes the rent expense on a straight-line basis and records the difference between the rent expense and the rental amount payable in liabilities.

Leasehold improvements made at the inception of the lease are amortized over the shorter of the asset life or the initial lease term as described above.  Leasehold improvements made during the lease term are also amortized over the shorter of the asset life or the remaining lease term.

Fair value of financial instruments

Under the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”), we are permitted to elect to measure financial instruments and certain other items at fair value, with the change in fair value recorded in earnings.  We elected not to measure any eligible items using the fair value option.  Consistent with the Fair Value Measurement Topic of the FASB ASC, we implemented guidelines relating to the disclosure of our methodology for periodic measurement of our assets and liabilities recorded at fair market value.

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  A three-tier fair value hierarchy prioritizes the inputs used in measuring fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets of liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Our Level 1 assets primarily include our cash and cash equivalents. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The carrying amounts of accounts receivable, accounts payable and accrued liabilities and accounts payable to related party amounts approximate their fair values due to the immediate or short-term maturities of these financial instruments.  We do not have any financial instruments for which estimates of fair value disclosures utilize Level 2 and 3 inputs.

Use of estimates

These consolidated financial statements were prepared in accordance with account principals generally accepted in the United States.  Certain amounts included in or affecting the financial statements and related disclosures must be estimated by management, requiring certain assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared.  These estimates and assumptions affect the amounts reported for assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements.  Any effects on the business, financial position or results of operations from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

Impairment of long-lived assets

The Company evaluates the carrying value and recoverability of its long-lived assets when circumstances warrant such evaluation by applying the provisions of the FASB ASC regarding long-lived assets. It requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets.  Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

Income Taxes

The Company accounts for income taxes in accordance with the FASB ASC Topic 740. The Company records a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and when temporary differences become deductible. The Company considers, among other available information, uncertainties surrounding the recoverability of deferred tax assets, scheduled reversals of deferred tax liabilities, projected future taxable income, and other matters in making this assessment.

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates.  This process requires the Company to estimate its actual current tax liability and to assess temporary differences resulting from differing book versus tax treatment of items, such as deferred revenue, compensation and benefits expense and depreciation.  These temporary differences result in deferred tax assets and liabilities, which are included within the Company’s consolidated statements of financial condition.  Significant management judgment is required in determining the Company’s provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against its net deferred tax assets.  In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, valuation allowances are established.  The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible.  Management considers the level of historical taxable income, scheduled reversals of deferred taxes, projected future taxable income and tax planning strategies that can be implemented by the Company in making this assessment.  If actual results differ from these estimates or the Company adjusts these estimates in future periods, the Company may need to adjust its valuation allowance, which could materially impact the Company’s consolidated financial position and results of operations.

Tax contingencies can involve complex issues and may require an extended period of time to resolve.  Changes in the level of annual pre-tax income can affect the Company’s overall effective tax rate.  Significant management judgment is required in determining the Company’s provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against its net deferred tax assets.  Furthermore, the Company’s interpretation of complex tax laws may impact its recognition and measurement of current and deferred income taxes.

Stock based compensation

The Company accounts for share-based expense and activity in accordance with FASB ASC Topic 718, which establishes accounting for equity instruments exchanged for services. Under this provision, share-based compensation costs are measured at the grant date, based on the calculated fair value of the award, and are recognized as an expense over both the employee and non-employee’s requisite service period, generally the vesting period of the equity grant.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, expected option term, expected volatility of the stock over the option’s expected term, risk-free interest rate over the option’s expected term, and the expected annual dividend yield. The Company believes that the valuation technique and approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the stock options granted.

Earnings per share

The Company has adopted FASB ASC Topic 260, which provides for the calculation of basic and diluted earnings per share.  Basic and diluted loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Recently issued accounting pronouncements

In June 2009, the FASB issued ASC Topic 810-10-15, “Consolidation-Variable Interest Entities,” or Topic 810-10-15.  Topic 810-10-15 improves financial reporting by enterprises involved with variable interest entities and provides more relevant and reliable information to users of financial statements.  Topic 810-10-15 is effective as of the beginning of the first annual reporting period that begins after November 15, 2009 and for interim periods within that first annual reporting period.  We adopted Topic 810-10-15 on January 1, 2010, but it did not have a material impact on our consolidated financial statements.

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 3.  RELATED PARTIES

The Company has numerous transactions with Vertex Holdings, L.P., formerly Vertex Energy, L.P. (also defined herein as the “Partnership” or “Vertex LP”), including the lease of the Partnership’s storage facility, subletting of office space, transportation of feedstock to re-refiners and the Company’s storage facility, and delivery from the Company’s re-refinery to end customers. The pricing under these contracts is with certain wholly-owed subsidiaries of the Partnership and is priced at market, and is reviewed periodically from time to time by the Board of Directors’ Related Party Transaction committee.  The Related Party Transaction committee includes at least two independent directors and will review and pre-approve any and all related party transactions.

The consolidated financial statements included revenues from related parties of $5,578 and $147,871 and inventory purchases from related parties of $5,543,630 and $3,838,624 for the year ended December 31, 2010 and 2009, respectively.  As of December 31, 2010, the Company owes $407,273 of accounts payable to related parties, including Cedar Marine Terminal (“CMT”) and H&H Oil-Baytown. CMT and H&H Oil-Baytown are majority-owned and controlled by our Chief Executive Officer and Chairman Benjamin P. Cowart. As of December 31, 2009, the Company owed $1,369,586 to related parties, which included $841,855 due to Vertex LP and $527,731 of accounts payable to the entities described above.

The Company subleases office space from Vertex L.P.  The lease expires in May 2011.  Rental payments under the lease are $6,629 per month, with a remaining commitment of approximately $33,145 as of December 31, 2010.  Rental expense under the agreement for the years ended December 31, 2010 and 2009 was $79,548 and $39,774, respectively.

The Company leases approximately 30,000 barrels in storage capacity for its Black Oil division at Cedar Marine Terminal, located in Baytown, Texas.  The monthly lease expense is $22,500 and the lease expires in March 2011.

The Company leases approximately 45,000 barrels in storage capacity for its TCEP division at Cedar Marine Terminal, located in Baytown, Texas.  The monthly lease expense is $38,250 and the lease expires in March 2011.

NOTE 4.  CONCENTRATIONS, SIGNIFICANT CUSTOMERS, COMMITMENTS AND CONTINGENCIES

The Company has concentrated credit risk for cash by maintaining deposits in one bank.  These balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  From time to time during the years ended December 31, 2010 and 2009, the Company’s cash balances exceeded the federally insured limits.

Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables.  Three large companies with various independent divisions represented 28%, 18% and 17% of the Company’s gross sales for the year ended December 31, 2010. Two companies represented 66% and 32% of outstanding trade receivables at December 31, 2010.  Five large companies with various independent divisions represented 26%, 17%, 14%, 14% and 13% of the Company’s gross sales and four of these companies represented 6%, 32%, 17%, and 21% of outstanding trade receivables for the year ended December 31, 2009.

The Company purchases goods and services from three companies that represented 21%, 15% and 14% of total purchases for the year ended December 31, 2010.  The entity that was 14% of the total is a related party from which Vertex Energy purchased the license described in Note 11.

The Company has several purchase agreements with suppliers that require purchases of minimum quantities of the Company’s products.  The agreements generally have a one year term, after which they become month-to-month agreements.  There are no penalties associated with these agreements.  Minimum future purchases under these contracts are approximately $14,074,046 through December 31, 2011 based on forward contract pricing as of March 21, 2011.

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

The Company has one debt facility available for use, of which there were no amounts outstanding as of December 31, 2010 and December 31, 2009, respectively. See note 5 for further details.

The Company’s revenue, profitability and future rate of growth are substantially dependent on prevailing prices for petroleum-based products.  Historically, the energy markets have been very volatile, and there can be no assurance that these prices will not be subject to wide fluctuations in the future.  A substantial or extended decline in such prices could have a material adverse effect on the Company’s financial position, results of operations, cash flows, and access to capital and on the quantities of petroleum-based products that the Company can economically produce.

The Company has substantial potential Net Operating Loss (“NOL”) carryforwards as a result of the merger with World Waste Technologies Inc. in 2009 (the “Merger”). It is possible that the Company may be unable to use these NOLs in their entirety.  The extent to which the Company will be able to utilize these carry-forwards in future periods is subject to limitations based on a number of factors, including the number of shares issued within a three-year look-back period, whether the merger is deemed to be a change in control, whether there is deemed to be a continuity of World Waste’s historical business, and the extent of the Company’s subsequent income. The Company has not yet determined the extent, if any, to which it may be able to utilize these carry-forwards. The history of these NOLs and the related tax laws are complex and the Company is researching the facts and circumstances as to whether the Company will ultimately be able to utilize the benefit from these NOLs.

The Company, in the normal course of business, is involved in various other claims and legal actions.  In the opinion of management, the outcome of these claims and actions will not have a material adverse impact upon the financial position of the Company.

NOTE 5. NOTES PAYABLE

In connection with the Merger with World Waste Technologies, Inc. in 2009, the Company assumed up to $1.6 million of Vertex LP’s indebtedness.  The balance on the note was $0 and $841,855 as of December 2010 and 2009, respectively.

In September 2010, the Company entered into a loan agreement with Bank of America Merrill Lynch. Prior to entering into the loan agreement, the Company satisfied in full all of its prior obligations owing to Regions Bank under the revolving line of credit agreement entered into in June 2009 and amended on May 25, 2010, which had an outstanding balance of $1,300,000 on June 30, 2010, and terminated such line of credit agreement. Regions Bank released all of its previously held security agreements and financing statements.

Pursuant to the loan agreement, Bank of America agreed to loan up to $3,500,000 in the form of a revolving line of credit, which is expected to be used for feedstock purchases and general corporate purposes. The line of credit bears interest at the Bank of America LIBOR rate plus 3% (3.26% as of December 31, 2010), adjusted daily, and is due on September 16, 2011. The available amount is based on 80% of eligible accounts receivable and 50% of eligible inventory, as further defined in the agreement. The balance on the line of credit was $0 and $2,600,000 was available at December 31, 2010. The loan agreement is guaranteed by Cedar Marine Terminal, a related party of the Company. The most restrictive covenant of the loan requires an interest coverage ratio of at least 1.5 to 1. The Company believes it was in compliance of all aspects of the agreement as of December 31, 2010.

The financing arrangement discussed above is secured by all of the assets of the Company.  Management of Vertex Energy believes that with the financing arrangement, in addition to projected earnings, it will have sufficient liquidity to fund the Company’s operations for the foreseeable future, although it may seek additional financing to fund acquisitions or other development in the future.

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

On October 15, 2010, we entered into a sales/purchase agreement with a supplier requiring the Company to provide a standby letter of credit in the amount of $900,000 which expires on October 14, 2011. To date, there have been no draws against the letter of credit.

NOTE 6. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The effective tax rate for the Company is reconcilable to statutory tax rates as follows:

	December 31, 2010	December 31, 2009
U.S. Federal statutory tax rate	34%	34%
U.S. valuation change	(32%)	(34%)
Effective U.S. tax rate	2%	-

Income tax expense (benefit) attributable to income from continuing operations differed from the amounts computed by applying the U.S. Federal income tax of 34% to pretax income from continuing operations as a result of the following:

	December 31, 2010	December 31, 2009
Statutory tax on book income (loss)	$425,000	$(207,000)
Nondeductible expenses	3,000	-
Nondeductible stock-based compensation	62,000	-
Net operating loss utilization (increase)	(490,000)	207,000
Alternative minimum tax	20,797	-
Income tax expense	$20,797	$-

The cumulative tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009, are presented below:

	December 31, 2010	December 31, 2009
Deferred tax assets:
Net operating loss carryforwards	$13,540,000	$14,547,000
Less valuation allowance	(13,540,000)	(14,547,000)
Net deferred tax assets	$-	$-

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

The Company has determined that a valuation allowance of approximately $13,540,000 at December 31, 2010 is necessary to reduce the deferred tax assets to the amount that will more than likely not be realized. The change in the valuation allowance for 2010 was approximately $1,007,000. Net operating losses utilized in 2010 were approximately $490,000. An adjustment for approximately $517,000 was made due to changes in 2009 estimates related to the use of the net operating loss carryforward for that year.  During 2009, the change in the valuation allowance was $14,547,000, of which $14,340,000 was acquired as part of the Merger, and $207,000 was from the 2009 operations of Vertex Energy.

At December 31, 2010, the Company had federal net operating loss carry-forwards ("NOLs") of approximately $39.8 million acquired as part of the Merger between World Waste Technologies, Inc. ("World Waste") and the Company's wholly-owned subsidiary Vertex Merger Sub, LLC. It is possible that the Company may be unable to use these NOLs in their entirety.  The history of these NOLs and the related tax laws are complex and the Company is researching the facts and circumstances as to whether the Company will ultimately be able to utilize the benefit from these NOLs. The extent to which the Company will be able to utilize these carry-forwards in future periods is subject to limitations based on a number of factors, including the number of shares issued within a three-year look-back period, whether the merger is deemed to be a change in control, whether there is deemed to be a continuity of World Waste's historical business, and the extent of the Company's subsequent income.

NOTE 7. STOCK BASED COMPENSATION

The stock based compensation cost that has been charged against income by the Company was $182,321 and $324,589 for the years ended December 31, 2010 and 2009, respectively.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the table below. Expected volatilities are based on management’s estimates given that the Company’s stock is not widely traded. The Company uses historical data to estimate option exercise and employee terminations within the valuation model. The expected term of options granted is based on the remaining contractual lives of the related grants. The risk-free rate for periods within the contractual life of the option is based on the Federal Reserve’s risk-free interest rate based on zero-coupon government issues at the time of the grant.

The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plan).

In November 2010, we entered into an extended agreement with a consultant, which provides for the consultant to perform investor correspondence and liaison services for us for a term of 24 months, in consideration for the grant to the consultant of warrants to purchase 200,000 shares of our common stock, with cashless exercise rights, at an exercise price of $0.75 per share, of which warrants to purchase 75,000 shares vested immediately and warrants to purchase 125,000 shares vest at the rate of the lesser of (a) 5,209 warrants or (b) the remaining unvested portion of the warrants, per month for the 24 months following the parties entry into the agreement, provided that any warrants that are not vested by the termination of the agreement are forfeited.  The warrants have a three year term. The agreement can be terminated by either party with 30 days prior written notice. The fair value of these warrants was $40,205, as determined by the Black-Scholes model using assumptions in the range described below.

The Company also granted 600,000 warrants as part of the placement of the Series B Preferred Stock, as discussed in Note 10.

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Stock option activity for the year ended December 31, 2010 is summarized as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)	Grant Date Fair Value
Outstanding at December 31, 2009	2,733,334	$5.76	8.61	$731,762
Options granted	-	-	-	-
Options exercised	(5,000)	(.45)	(8.78)	(1,800)
Options cancelled/forfeited/expired	(25,000)	(1.20)	(8.38)	(14,136)
Outstanding at December 31, 2010	2,703,334	$5.81	7.60	$715,826

Vested at December 31, 2010	1,577,209	$9.47	7.00	$257,222

Exercisable at December 31, 2010	1,577,209	$9.47	7.00	$257,222

A summary of the Company’s stock warrant activity and related information for the year ended December 31, 2010 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)	Grant Date Fair Value
Outstanding at December 31, 2009	998,944	$24.21	2.54	$57,202
Warrants granted	800,000	1.69	2.46	117,231
Warrants exercised	(13,530)	(0.10)	(2.29)	(775)
Warrants cancelled/forfeited/expired	(11,957)	(22.39)	-	(685)
Warrants at December 31, 2010	1,773,457	$14.24	1.96	$172,973

Vested at December 31, 2010	1,048,457	$22.85	1.44	$70,817

Exercisable at December 31, 2010	1,048,457	$22.85	1.44	$70,817

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

The following table summarizes the assumptions used in assessing the above described option and warrant valuations:

	YEAR ENDED	YEAR ENDED
	DECEMBER 31, 2010	DECEMBER 31, 2009

Expected volatility	50-75%	50-75%
Expected dividends	0%	0%
Expected term (in years)	3-10	10
Risk-free rate	0.63-3.5%	1.71-3.5%

NOTE 8. EARNINGS (LOSS) PER SHARE

Basic earnings per share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the periods presented. The calculation of basic earnings per share for the year ended December 31, 2010 includes the weighted average of common shares outstanding.  Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, such as convertible preferred stock, stock options, warrants or convertible securities.  The calculation of diluted earnings per share for the year ended December 31, 2010 does not include options to purchase 2,225,106 shares, and warrants to purchase 1,692,973 shares due to their anti-dilutive effect, since the instruments were out of the money.

The following is a reconciliation of the numerator and denominator for basic and diluted earnings per share for the years ended December 31, 2010 and 2009:

	2010	2009

Basic Earnings per Share
Numerator:
Income (loss) available to common shareholders	$1,228,426	$(609,384)
Denominator:
Weighted-average shares outstanding	8,294,436	7,453,958

Basic earnings (loss) per share	$0.15	$(0.08)

Diluted Earnings per Share
Numerator:
Income (loss)	$1,228,426	$(609,384)
Denominator:
Weighted-average shares outstanding	8,294,436	7,453,958
Effect of dilutive securities
Stock options and warrants	558,712	-
Preferred stock	5,275,716	-

Diluted weighted-average shares outstanding	14,128,864	7,453,958

Diluted earnings (loss) per share	$0.09	$(0.08)

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 9. COMMON STOCK

The total number of authorized shares of the Company’s common stock is 750,000,000 shares, $0.001 par value per share. As of December 31, 2010 there were 8,370,849 common shares issued and outstanding.

Each share of the Company’s common stock is entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the Company’s board of directors. No holder of any shares of the Company’s common stock has a preemptive right to subscribe for any of the Company’s securities, nor are any shares of the Company’s common stock subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding-up of the Company and after payment of creditors and preferred shareholders of the Company, if any, the assets of the Company will be divided pro rata on a share-for-share basis among the holders of the Company’s common stock. Each share of the Company’s common stock is entitled to one vote, except with respect to the election of one (1) of the Company's directors by the Company's Series A Preferred Stock (described below under Note 10) holder. Shares of the Company’s common stock do not possess any cumulative voting rights.

During the year ending December 31, 2010 there were 79,950 shares of the Company's Series A Preferred Stock converted into the Company's common stock and warrants and options to purchase 330 shares of the Company's common stock were exercised. In addition, there were warrants to purchase 13,200 shares exercised for 11,313 shares of the Company's common stock (when adjusting for a cashless exercise of such warrants). There were employee options exercised for 5,000 shares of the Company's common stock. The Company issued 20,000 shares to consultants during the year ended December 31, 2010, for services valued at $17,000, which is included in stock-based compensation expense.

NOTE 10.  PREFERRED STOCK

The total number of authorized shares of the Company’s preferred stock is 50,000,000 shares, $0.001 par value per share. The total number of designated shares of the Company’s Series A Preferred Stock is 5,000,000 (“Series A Preferred”).  The total number of designated shares of the Company’s Series B Preferred Stock is 2,000,000. As of December 31, 2010 there were 4,675,716 Series A Preferred shares issued and outstanding and 600,000 Series B Preferred shares issued and outstanding.

Holders of outstanding shares of the Company’s Series A Convertible Preferred are entitled to receive dividends, when, as, and if declared by the Company’s board of directors. No dividends or similar distributions may be made on shares of capital stock or securities junior to the Company’s Series A Preferred until dividends in the same amount per share on the Company’s Series A Preferred have been declared and paid. In connection with a liquidation, winding-up, dissolution or sale of the Company, each share of the Company’s Series A Preferred is entitled to receive $1.49 prior to similar liquidation payments due on shares of the Company’s common stock or any other class of securities junior to the Company’s Series A Preferred shares.  The Company’s Series A Preferred are not entitled to participate with the holders of the Company’s common stock with respect to the distribution of any remaining assets of the Company.  Shares of Series A  Preferred automatically convert into shares of common stock on the earliest to occur of the following: (a) the affirmative vote or written consent of the holders of a majority of the then-outstanding shares of Series A Preferred; (b) If the closing market price of the Company's common stock averages at least $15.00 per share over a period of 20 consecutive trading days and the daily trading volume averages at least 7,500 shares over such period; (c) if the Company consummates an underwritten public offering of its securities at a price per share not less than $10 and for a total gross offering amount of at least $10 million; or (d) if a sale of the Company occurs resulting in proceeds to the holders of the Company's Series A Preferred of a per share amount of at least $10; provided that holders of the Company's Series A Preferred may not voluntarily convert their shares into the Company's common stock for at least one year following the issuance of the Series A Preferred.

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Thereafter, holders may convert their shares of Series A Preferred subject to the following conditions: (i) at any time following the one-year anniversary of the issuance of Series A Preferred, holders may convert only up to that number of shares such that, upon conversion, the aggregate beneficial ownership of the Company's common stock of any such holder does not exceed 4.99% of the Company's common stock then outstanding; and (ii) prior to the three-year anniversary of the issuance of the Series A Preferred, no holder may, in any given three-month period, convert more than that number of shares of the Company's Series A Preferred that equals 5% of the total number of shares of Series A Preferred then beneficially owned by such holder.  Each share of the Company's Series A Preferred converts into one share of the Company's common stock.

 On January 13, 2010, the board of directors approved the filing of a Certificate of Designation of the Company’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”), which was filed with the Secretary of State of Nevada on January 14, 2010.  The designation provides for 2,000,000 shares of Series B Preferred Stock at $.001 par value per share.

In January 2010, the Company began a private placement offering to accredited investors only of up to 2,000,000 units (the “Offering”), each consisting of (a) one share of Series B Preferred Stock; and (b) one three year warrant to purchase one share of common stock of the Company at an exercise price of $2.00 per share (each a “Unit”).  We also agreed to grant investors in the Offering piggy-back registration rights in connection with the shares of common stock issuable in connection with the conversion of the Series B Preferred and the shares of common stock issuable in connection with the exercise of the warrants sold in the Offering.

During the year ended December 31, 2010, the Company sold 600,000 Units for total proceeds of $600,000. Of this amount, $150,000 was from the sale of Units to a related party. A total of 600,000 shares of Series B Preferred Stock were outstanding as of December 31, 2010.

The  Series B Preferred Stock accrues a dividend of 12% per annum, payable quarterly in arrears (beginning on the first full quarter after the issuance date of such Series B Preferred Stock), based on a face value of $1.00 per share. The Series B Preferred Stock includes a liquidation preference which is junior to the Company’s previously outstanding shares of preferred stock, senior securities and other security holders as provided in further detail in the designation. The Series B Preferred Stock is convertible into shares of the Company’s common stock on a one for one basis at a conversion price of $1.00 per share, provided that the Series B Preferred Stock automatically converts into shares of the Company’s common stock on a one for one basis if the Company’s common stock trades above $2.00 per share for a period of 10 consecutive trading days.  The Series B Preferred Stock has no voting rights (other than on matters concerning the Series B Preferred Stock described in the designation) and the Company is obligated to redeem any unconverted shares of the Series B Preferred Stock in cash at $1.00 per share on the third anniversary date of the original issuance date of each share of Series B Preferred Stock. As of December 31, 2010, all $600,000 of unconverted Series B Preferred Stock is redeemable in 2013.

Based upon the Company’s evaluation of the terms and conditions of the Series B Preferred Stock, the Company concluded that their features are more akin to a debt instrument than an equity instrument, since the shares are potentially subject to cash redemption, which means that the Company’s accounting conclusions are generally based upon standards related to a traditional debt security. The Series B Preferred Stock is recorded as a liability at the carrying value of the possible redemptions, and the dividends are recorded as interest expense. The Company recognized $49,267 of interest expense related to these instruments.

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

Each warrant provides the holder the right to purchase one share of the Company’s common stock at an exercise price of $2.00 per share.  The warrants contain a cashless exercise provision (exercisable after six months have passed from the date of grant of any warrant) whereby the holder can affect a cashless exercise of any portion of the shares of common stock issuable in connection with the exercise of the warrant which have not been previously registered by the Company.  The warrants have a term of three years.  The right to shares of common stock issuable in connection with the exercise of the warrants (“Warrant Shares”) is redeemable by the Company in its sole discretion at a redemption price of $0.01 per Warrant Share, in the event the Company’s common stock trades at or above $3.00 per share for at least ten consecutive trading days, after providing the holder at least 30 days notice of the Company’s intention to exercise such redemption right.

NOTE 11.  LICENSING AGREEMENT

The Company operates under an operating and licensing agreement with a related party that is majority-owned and controlled by the Company’s Chief Executive Officer and Chairman, Benjamin P. Cowart, that provides for an irrevocable, non-transferable, royalty-free, perpetual right to use a certain thermal/chemical extraction technology (“TCEP”) to re-refine certain used oil feedstock and associated operations of this technology on a global basis.  This includes the right to utilize the technology in any future production facilities built by the Company.  If the related entity is unable to continue operations, the Company would not have a source of its TCEP products to sell to customers, which could negatively impact sales. The Company must approve any research and development costs that are performed by the related party and this may affect the related party’s ability to maintain technological feasibility of the technology which could impact the value of the license. The Company will continue to make expenditures on the development of the process in the foreseeable future, which could be significant. The Company believes the license is technologically feasible; however, it believes it can make improvements that will enhance the TCEP process and design.

The initial valuation of the license was based upon the cost to acquire the use of TCEP and its processes.  It will be assessed over time for changes in the valuation. Additional development costs capitalized during the years ended December 31, 2010 and 2009 were $288,015 and $331,889, respectively. The Company is amortizing the value of the license agreement over a fifteen year period.  Amortization expense was $129,246 and $56,692 for the years ending December 31, 2010 and 2009, respectively.  The Company evaluated the carrying value of the license and determined that no impairment existed at December 31, 2010.

NOTE 12.  SEGMENT REPORTING

The Company’s reportable segments include the Black Oil and Refining & Marketing divisions.  Segment information for the years ended December 31, 2010 and 2009, is as follows:

YEAR ENDED DECEMBER 31, 2010
		Refining &
	Black Oil	Marketing	Total
Revenues	$15,355,192	$42,785,793	$58,140,985

Income (loss) from operations	$(179,250)	$1,325,887	$1,146,637

Total Assets	$2,113,508	$6,025,837	$8,139,345

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

YEAR ENDED DECEMBER 31, 2009
		Refining &
	Black Oil	Marketing	Total
Revenues	$22,197,711	$16,506,136	$38,703,847

Income (loss) from operations	$43,606	$(652,990)	$(609,384)

Total Assets	$4,936,343	$2,611,644	$7,547,987

NOTE 13. SUBSEQUENT EVENTS

Subsequent to December 31, 2010, the balance on the Line of Credit is $3,500,000 of which $900,000 has been allocated to the outstanding letter of credit.  To date the outstanding balance drawn on the line of credit is $0 leaving an available balance of $2,600,000.

Subsequent to December 31, 2010 there were 41,320 shares of the Company's Series A Preferred Stock converted into the Company's common stock and warrants and options to purchase 40,000 shares of the Company's common stock were exercised.

Subsequent to December 31, 2010, salaries for the Chief Executive Officer and Chairman Benjamin P. Cowart increased from $190,000 to $215,000 and for the Chief Operating Officer Matthew Lieb a decrease from $150,000 to $75,000.

On or around March 29, 2011, with an effective date of April 1, 2010, Vertex entered into an Employment Agreement with Chris Carlson, pursuant to which Mr. Carlson agreed to serve as the Chief Financial Officer of Vertex (the “Carlson Employment Agreement”).  Mr. Carlson is to receive a base salary of $175,000 annually beginning January 1, 2011 pursuant to the terms of the Carlson Employment Agreement and $175,000 per year for each remaining twelve month period during the term of the agreement, which continues until April 1, 2015.

The Carlson Employment Agreement can be terminated by the Company for any reason, including for “Cause” – defined as a vote by the Board of Directors of the Company that Mr. Carlson should be dismissed as a result of (i) the commission of any act by Mr. Carlson constituting financial dishonesty against the Company (which act would be chargeable as a crime under applicable law); (ii) Carlson engaging in any other act of dishonesty, fraud, intentional misrepresentation, moral turpitude, illegality or harassment, which, as determined in good faith by the Board of Directors is reasonably likely to: (A) materially adversely affect the business or the reputation of the Company with its current or prospective customers, suppliers, lenders and/or other third parties with whom it might do business; or (B) negligently expose the Company to a risk of civil or criminal legal damages, liabilities or penalties; (iii) the repeated failure by Mr. Carlson to follow the directives of the Board of Directors; or (iv) Mr. Carlson’s inadequate performance of his duties to the Company, if not cured within thirty days of notice from the Company.

The Carlson Employment Agreement can be terminated by Mr. Carlson for any reason, including “Good Reason”, which is defined as (i) the assignment to Mr. Carlson of any duties materially inconsistent with Mr. Carlson’s positions, duties, authority, responsibilities and reporting requirements as provided in the Carlson Employment Agreement; or (ii) the Company or the Board of Directors taking any action which would require Mr. Carlson to be based outside of Houston, Texas, subject to the exclusions described in further detail in the Carlson Employment Agreement.

If Mr. Carlson’s Employment Agreement is terminated without cause by the Company or terminated by such executive for good cause, he is to receive severance pay equal to three months of salary.  If his employment is terminated for any other reason, he is to receive any compensation earned as of the termination date. Additionally, Mr. Carlson agreed that he would not directly or indirectly, compete with the Company for a period of six months following the termination of his employment with the Company as an employee, employer, consultant, agent, investor, principal, partner, stockholder, corporate officer or director of any entity (except as provided in the Carlson Employment Agreement).

VERTEX ENERGY, INC.

2,000,000 Shares of Common Stock

PROSPECTUS

Craig-Hallum Capital Group

                                             , 2011

Neither we nor the underwriter have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Part II
Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts, expected to be incurred by the registrant in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

SEC registration fee	$685
FINRA filing fee	1,098
Printing and engraving expenses	15,000
Legal fees and expenses	200,000
Accounting fees and expenses	50,000
Transfer agent fees and expenses	20,000
Miscellaneous	13,217

Total	$300,000

*	To be filed by amendment.

Item 14.   Indemnification of Directors and Officers

See Indemnification of Directors and Officers above.

Item 15.   Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we issued the securities indicated below that were not registered under the Securities Act of 1933, as amended.

In connection with the closing of the Merger on April 16, 2009, we issued an aggregate of 5,502,000 shares of our restricted common stock to the partners of Vertex LP, which included the issuance of 4,679,488 shares of common stock to Benjamin P. Cowart, the Company’s Chief Executive Officer and Chairman; 55,311 shares of common stock to an entity which Mr. Cowart controls; 182,622 shares of common stock to an entity which our Director, Ingram Lee controls; and 293,244 shares of common stock to our Secretary and Chief Financial Officer, Chris Carlson.

Additionally in connection with the closing of the Merger, we granted warrants to purchase an aggregate of 774,478 shares of the Company's common stock to the partners of Vertex LP, which warrants had various exercise prices from $1.55 to $37.00 per share, and had various expiration dates from between April 28, 2010 and February 26, 2018.

With an effective date of April 16, 2009, we entered into employment agreements with John Pimentel, whose employment has since been terminated and Matthew Lieb.  Mr. Pimentel and Mr. Lieb were granted options in connection with the entry into their employment agreements.  Mr. Pimentel was granted an aggregate of 200,000 options, of which 100,000 vested immediately and 100,000 were to vest quarterly, at the rate of 12,500 per quarter over the eight fiscal quarters following the first fiscal quarter after the effective grant date of the options, subject to acceleration and forfeiture as provided in the option agreement.  Mr. Lieb was granted an aggregate of 200,000 options, of which 25,000 vested immediately and 175,000 are to vest quarterly, at the rate of 10,937 per quarter, over the sixteen fiscal quarters following the first fiscal quarter after the effective grant date of the options, subject to acceleration and forfeiture as provided in the option agreement.  The exercise price of the option grants was set by the Board of Directors, based on the closing bid price of World Waste Technologies, Inc.’s common stock on April 9, 2009, at $0.50 per share, which includes the effect of the December 2008 1:10 reverse stock split of the Company’s common stock, which has been retroactively reflected herein.

We claim an exemption from registration afforded by Section 4(2) of the Act for the above issuances and grants, since the issuances and grants did not involve a public offering, the recipients took the securities for investment and not resale and we took appropriate measures to restrict transfer.

Effective July 15, 2009, the Company’s Board of Directors approved the Company’s 2009 Stock Incentive Plan and the grant of an aggregate of 815,000 stock options to certain employees, Directors and officers of the Company.  The Company’s 2009 Stock Incentive Plan allows the Board of Directors to grant up to an aggregate of 1,575,000 qualified and non-qualified stock options, restricted stock and performance based awards of securities to the Company’s officers, Directors and consultants to help attract and retain qualified Company personnel.

Pursuant to and in connection with the 2009 Plan, the Board of Directors granted an aggregate of 315,000 incentive stock options to certain of the Company’s employees in consideration for services rendered and to be rendered to the Company (the “Employee Options”).  Included in the Employee Option grants were the grant of 25,000 options to Chris Carlson, the Secretary and then Vice President of the Company (the current Chief Financial Officer of the Company); and 50,000 options to Matthew Lieb, the Chief Operating Officer of the Company.

The Board of Directors also approved the grant of 100,000 non-qualified stock options to Christopher Stratton, pursuant to the Plan and contingent upon Mr. Stratton’s acceptance of the Letter Agreement, which Letter Agreement has since been accepted by Mr. Stratton to serve as the Company’s Chief Financial Officer (the “Stratton Options”).  Mr. Stratton has since resigned as Chief Financial Officer of the Company, but currently serves as a Director of the Company.

Additionally, pursuant to and in connection with the Plan, the Board of Directors granted an aggregate of 320,000 non-qualified stock options to the Company’s Directors as follows in consideration for services rendered and to be rendered to the Company (the “Director Options,” and collectively with the Employee Options, and the Stratton Options, the “Employee and Director Options”):

Dan Borgen, Director	80,000 options
Ingram Lee, Director	80,000 options
David Phillips, Director	80,000 options
John Pimentel, Director	80,000 options

Finally, the Board of Directors granted Benjamin P. Cowart, the Chief Executive Officer, President, Chairman of the Board of Directors and largest shareholder of the Company an aggregate of 80,000 non-qualified stock options in consideration for services rendered and to be rendered to the Company (the “Cowart Options” and together with the Employee and Director Options, the “Options”).

The Employee and Director Options were granted at an exercise price of $0.45 per share, which represented the mean between the highest and lowest quoted selling prices of the Company’s common stock on the grant date (July 15, 2009)(the “Mean Selling Price”).  The Cowart Options have an exercise price of $0.50, which represents greater than 110% of the Mean Selling Price, as required by the Plan, as Mr. Cowart is a greater than 10% shareholder of the Company.

All of the Options vest at the rate of ¼ of each grantee’s options per year on the anniversary date of such grants, subject to accelerated vesting in the event of a change of control of the Company, and expire upon the earlier of (a) 90 days following the termination of their employment (or in the case of a Director, such Director’s removal or resignation) with the Company; and (b) ten years from the grant date in the case of the Employee and Director Options and five years from the grant date in connection with the Cowart Options, as otherwise provided in the option agreements evidencing each grant.

We claim an exemption from registration afforded by Section 4(2) of the Act for the above grants, since the grants did not involve a public offering, the recipients took the securities for investment and not resale and we took appropriate measures to restrict transfer.

Effective July 8, 2009, Benjamin P. Cowart, our Chief Executive Officer, President and Chairman of the Board of Directors, and our largest shareholder, along with his wife, gifted an aggregate of 480,000 shares of common stock which they beneficially owned as community property to six of their family members (80,000 shares each), and such shares are subject to the lock-up agreement previously entered into with Mr. Cowart.

In August 2009, Cagan Capital Private Equity Fund II, LLC, exercised warrants which it held to purchase 2,640 shares of our common stock at an exercise price of $0.10 per share (or $264 in aggregate), which funds were received by the Company, and which shares were subsequently issued to the warrant holder.

In October 2009, we entered into a consulting services agreement for investor relations services.  The twelve month agreement expired on September 24, 2010.  Pursuant to the agreement, we agreed to grant the consultant stock options to purchase 25,000 shares of the Company’s common stock at an exercise price of $1.10 per share, which options vest at the rate of 6,250 options on each of the four following vesting dates, December 24, 2009, March 24, 2010, June 24, 2010 and September 24, 2010.  The options will expire on September 24, 2019, pursuant to their terms.

In December 2009, we entered into a consulting and advisory services agreement for investor and shareholder communications.  The twelve month agreement expired on December 8, 2010.  Pursuant to the agreement, we agreed to compensate the consultant $6,000 per month and grant stock options to purchase 5,000 shares of the Company’s common stock at an exercise price of $0.95 per share.  The options will vest on a 4 year schedule beginning in December 2009, with 1,667 options vesting on December 9, 2010, and the remaining options vesting at the rate of 1/24 of such options per month beginning on January 9, 2011, and continuing for the following 24 months.

We claim an exemption from registration afforded by Section 4(2) of the Act for the above grants, since the grants did not involve a public offering, the recipients took the securities for investment and not resale and we took appropriate measures to restrict transfer.

In January 2010, the Company began a private placement offering to accredited investors only of up to 2,000,000 units (the “Series B Offering”), each consisting of (a) one share of Series B Preferred Stock; and (b) one three year warrant to purchase one share of common stock of the Company at an exercise price of $2.00 per share (each a “Unit”).  We also agreed to grant investors in the offering piggy-back registration rights in connection with the shares of common stock issuable in connection with the conversion of the Series B Preferred Stock and the shares of common stock underlying the exercise of the warrants sold in the Series B Offering; provided that such investors have agreed to waive those rights in connection with this offering.  The shares of Series B Preferred Stock are convertible at the option of the holder into shares of our common stock at the rate of one for one, automatically convert into common stock if our common stock trades for at least ten consecutive trading days over $2.00 per share, accrue quarterly dividends at the rate of 12% per annum, and were required to be redeemed by the Company, if not converted prior to such redemption date, on the third anniversary of the issuance date of such shares at a redemption rate of $1.00 per share.  The Series B Preferred Stock were automatically converted into shares of our common stock as described below.

In February through May 2010, the Company sold 600,000 Units and raised $600,000 in connection with the Offering.

The Company claims an exemption from registration provided by Rule 506 of the Act, as the subscribers were accredited investors and made certain representations and warranties to the Company in the Subscription Agreements evidencing the purchases.

In April 2010, we entered into consulting and advisory service agreements for general corporate advisory services with two individuals.  The agreements expired on June 30, 2010.  Pursuant to the agreements, we agreed to compensate the consultants with 10,000 shares of restricted common stock each (20,000 total), which shares were restricted for one year until April 30, 2011.

In July 2010, we entered into a letter agreement with a non-exclusive consultant, pursuant to which the consultant agreed to provide us three months of investor relations and public relations consulting services, beginning on August 1, 2010 and continuing through October 2010.  In November 2010, we entered into a subsequent agreement with the consultant, which provides for the consultant to perform investor correspondence and liaison services for us for a term of 24 months, in consideration for the grant to the consultant of warrants to purchase 200,000 shares of our common stock, with cashless exercise rights, at an exercise price of $0.75 per share, of which warrants to purchase 75,000 shares vested immediately and warrants to purchase 125,000 shares vest at the rate of the lesser of (a) 5,209 warrants or (b) the remaining unvested portion of the warrants, per month for the 24 months following the parties entry into the agreement, provided that any warrants that are not vested by the termination of the agreement are forfeited.  The agreement can be terminated by either party with 30 days prior written notice.

During the quarter ended December 31, 2010, an employee exercised options to purchase 5,000 shares of the Company's common stock at an exercise price of $0.45 per share or $2,250 in aggregate.  There was also an additional cashless exercise of warrants to purchase 13,200 warrants resulting in the issuance of 11,314 shares of the Company's common stock (after taking into account the cashless exercise of such 13,200 warrants, resulting in 1,886 shares being paid in connection with the exercise of such warrants, which had an exercise price of $0.10 per share).

During the twelve months ending December 31, 2010, 79,950 shares of the Company's Series A Preferred Stock were converted and options and warrants to purchase 11,643 shares were exercised for an aggregate of 91,593 shares of the Company's common stock which have since been issued.  In addition, an employee exercised options to purchase 5,000 shares of the Company’s common stock at an exercise price of $0.45 per share or $2,250 in aggregate.  The Company issued 20,000 shares to consultants during the twelve months ending December 31, 2010, for services valued at $17,000.

We claim an exemption from registration afforded by Section 3(a)(9) of the Act for the above conversions as the securities were exchanged by the Company with its existing security holders exclusively in transactions where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange and Section 4(2) of the Act for the exercises and issuances, since the issuances did not involve a public offering, the recipients took the securities for investment and not resale and we took appropriate measures to restrict transfer.

During the three months ended March 31, 2011, a total of 41,320 shares of the Company's Series A Preferred Stock were converted into common shares of the Company, and warrants to purchase 40,000 shares of common stock held by entities associated with Trellus Management Company (a significant Series A Preferred stockholder of the company) in consideration for total exercise prices of $4,000, were exercised for, an aggregate of 81,320 shares of the Company's common stock.

We claim an exemption from registration afforded by Section 3(a)(9) of the Act for the above conversions, as the securities were exchanged by the Company with its existing security holder exclusively in transactions where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange and Section 4(2) of the Act for the exercises, since the issuances did not involve a public offering, the recipient took the securities for investment and not resale and we took appropriate measures to restrict transfer.

During the three months ended June 30, 2011, a total of 54,235 shares of the Company's Series A Preferred Stock were converted into 54,235 shares of our common stock on a one for one basis.

Effective June 15, 2011, all 600,000 outstanding shares of Series B Preferred Stock automatically converted, without any required action by any holder thereof, into 600,000 shares of the Company’s common stock as a result of the triggering of the automatic conversion feature of such shares, due to the fact that the Company’s common stock traded at or above $2.00 per share from June 2nd to June 15th 2011 (ten (10) consecutive trading days).

Subsequent to the three months ended June 30, 2011, a total of 12,586 shares of the Company's Series A Preferred Stock were converted into 12,586 shares of our common stock on a one for one basis.

We claim an exemption from registration afforded by Section 3(a)(9) of the Act for the above conversions, as the securities were exchanged by the Company with its existing security holders exclusively in transactions where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange and Section 4(2) of the Act for the exercises, since the issuances did not involve a public offering, the recipients took the securities for investment and not resale and we took appropriate measures to restrict transfer.

In June 2011, we extended our consulting agreement for investor relations services.  The agreement was made effective as of April 15, 2011 and remained in effect until October 14, 2011.  We agreed to compensate the consultant with a monthly fee of $7,875 and reimburse the consultant for expenses incurred in connection with and pursuant to the agreement.  The agreement may be terminated by either party at any time upon 30 days written notice.  In addition, the Company granted the consultant warrants to purchase 25,000 shares of our common stock, with cashless exercise rights, at an exercise price of $1.75 per share, warrants to purchase 6,250 shares vested immediately and the remaining warrants vest at 33 1/3% per year over the next three years.

We claim an exemption from registration afforded by Section 4(2) of Act for the above issuance, since the issuance did not involve a public offering, the recipient took the securities for investment and not resale and we took appropriate measures to restrict transfer.

Item 16.    Exhibits and Financial Statement Schedules

See the Exhibit Index following the signature page, which are incorporated herein by reference.

Item 17.     Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas on October 18, 2011.

VERTEX ENERGY, INC.

Date: October 18, 2011	By: /s/ Benjamin P. Cowart
Benjamin P. Cowart
Chief Executive Officer
(Principal Executive Officer)

Date: October 18, 2011	By: /s/Chris Carlson
Chris Carlson
Chief Financial Officer
(Principal Financial Officer)

POWER OF ATTORNEY

We, the undersigned officers and directors of Vertex Energy, Inc., hereby severally constitute and appoint Benjamin P. Cowart and Chris Carlson, and each of them (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution, for us and in our stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents, or any of them, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Benjamin P. Cowart	By:	/s/ Chris Carlson
	Benjamin P. Cowart Chief Executive Officer (Principal Executive Officer) and Chairman		Chris Carlson Chief Financial Officer (Principal Accounting Officer)
Date:	October 18, 2011	Date:	October 18, 2011

By:	/s/ Ingram Lee	By:	/s/ Dan Borgen
	Ingram Lee Director		Dan Borgen Director

Date:	October 18, 2011	Date:	October 18, 2011

By:	/s/ John Pimentel	By:	/s/ Christopher Stratton
	John Pimentel Director		Christopher Stratton Director

Date:	October 18, 2011	Date:	October 18, 2011

Exhibit Index

Exhibit Number	Description of Document

1.1**	Form of Underwriting Agreement

2.1(7)
Amended and Restated Agreement and Plan of Merger by and among World Waste Technologies, Inc., Vertex Holdings, L.P. (formerly Vertex Energy, L.P.), Vertex Energy, Inc., Vertex Merger Sub, LLC and Benjamin P. Cowart

2.2(7)
Amendment No. 1, dated December 2008, to Amended and Restated Agreement and Plan of Merger by and among World Waste Technologies, Inc., Vertex Holdings, L.P. (formerly Vertex Energy, L.P.), Vertex Energy, Inc., Vertex Merger Sub, LLC and Benjamin P. Cowart

2.3(7)
Amendment No. 2, dated December 2008, to Amended and Restated Agreement and Plan of Merger by and among World Waste Technologies, Inc., Vertex Holdings, L.P. (formerly Vertex Energy, L.P.), Vertex Energy, Inc., Vertex Merger Sub, LLC and Benjamin P. Cowart

2.4(7)
Amendment No. 3, dated January 28, 2009, to Amended and Restated Agreement and Plan of Merger by and among World Waste Technologies, Inc., Vertex Holdings, L.P. (formerly Vertex Energy, L.P.), Vertex Energy, Inc., Vertex Merger Sub, LLC and Benjamin P. Cowart

2.5(7)
Amendment No. 4, dated February 2, 2009, to Amended and Restated Agreement and Plan of Merger by and among World Waste Technologies, Inc., Vertex Holdings, L.P. (formerly Vertex Energy, L.P.), Vertex Energy, Inc., Vertex Merger Sub, LLC and Benjamin P. Cowart

2.6(1)
Amendment No. 5, dated as of March 31, 2009, to Amended and Restated Agreement and Plan of Merger by and among World Waste Technologies, Inc., Vertex Holdings, L.P. (formerly Vertex Energy, L.P.), Vertex Energy, Inc., Vertex Merger Sub, LLC and Benjamin P. Cowart.

3.1(2)	Articles of Incorporation (and amendments thereto) of Vertex Energy, Inc.

3.2(5)	Amended and Restated Certificate of Designation of Rights, Preferences and Privileges of Vertex Energy, Inc.'s Series A Convertible Preferred Stock.

3.3(2)	Withdrawal of Designation of the Company’s Series B Preferred Stock

3.4(4)	Series B Convertible Preferred Stock Filing

3.5(2)	Bylaws of Vertex Energy, Inc.

4.1(2)	Vertex Energy, Inc., 2008 Stock Incentive Plan

4.2(3)	2009 Stock Incentive Plan of Vertex Energy, Inc.

5.1**	Form of Opinion and consent of The Loev Law Firm, PC

10.1(2)	Asset Transfer Agreement

10.2(2)	Services Agreement

10.3(2)	Right of First Refusal Agreement

10.4(2)	Operating and Licensing Agreement

10.5(2)	Employment Agreement with Benjamin P. Cowart

10.6(2)	Employment Agreement with John Pimentel

10.7(2)	Employment Agreement with Matthew Lieb

10.8(2)	Letter Loan Agreement with Regions Bank

10.9(2)	Line of Credit with Regions Bank

10.10(2)	Security Agreement with Regions Bank

10.11(3)	Letter Agreement with Christopher Stratton

10.12(6)	Loan Agreement with Bank of America

10.13(6)	Security Agreement

10.14(8)(+)	Tolling (Processing) Agreement with KMTEX

10.15(8)(+)	First Amendment to Processing Agreement with KMTEX

10.16(8)	Form of Voting Agreement

10.17(8)	Form of Lock-Up Agreement

10.18(8)	Amended and Restated Employment Agreement with Chris Carlson

10.19(8)	First Amendment to Employment Agreement with Benjamin P. Cowart

10.20(8)	First Amendment to Employment Agreement with Matt Lieb

14.1(2)	Code of Ethics

21.1(8)	Subsidiaries

23.1*	Consent of LBB & Associates Ltd., LLP

23.2**	Consent of The Loev Law Firm, PC (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

99.1(2)	Glossary of Selected Terms

* Filed herewith.

** To be filed by amendment.

(1) Filed as an exhibit to the registrant’s Report on Form 8-K, filed with the Commission on April 8, 2009, and incorporated herein by reference.

(2) Filed as an exhibit to the registrant’s Report on Form 8-K/A. filed with the Commission on June 26, 2009, and incorporated herein by reference.

(3) Filed as an exhibit to the registrant’s Report on Form 8-K, filed with the Commission on July 31, 2009, and incorporated herein by reference.

(4) Filed as an exhibit to the registrant’s Report on Form 8-K, filed with the Commission on January 14, 2010, and incorporated herein by reference.

(5) Filed as an exhibit to the registrant’s Report on Form 8-K, filed with the Commission on July 16, 2010, and incorporated herein by reference.

(6) Filed as an exhibit to the registrant’s Report on Form 8-K, filed with the Commission on September 24, 2010, and incorporated herein by reference.

(7) Filed as Appendix A to the Company’s Definitive Schedule 14A Proxy Statement, filed with the Commission on February 6, 2009, and incorporated by reference herein.

(8) Filed as an exhibit to the registrant’s Report on Form 10-K, filed with the Commission on March 31, 2011, and incorporated by reference herein.

(+) Certain portions of these documents as filed herewith (which portions have been replaced by "X's") have been omitted in connection with a request for Confidential Treatment.   This entire exhibit including the omitted confidential information has been filed separately with the Commission.